   As filed with the Securities and Exchange Commission on December 2, 1999



                                                   Registration No. 333-84023

-------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                         PRE-EFFECTIVE AMENDMENT NO. 1



                                       TO


                             REGISTRATION STATEMENT

                                       ON

                                    FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                    FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
                    ----------------------------------------
                           (Exact Name of Registrant)

                    FARMERS NEW WORLD LIFE INSURANCE COMPANY
                    ----------------------------------------
                              (Name of Depositor)

            3003 77th Avenue, S.E., Mercer Island, Washington 98040
            -------------------------------------------------------
              (Address of Depositor's Principal Executive Offices)

               Depositor's Telephone Number, including Area Code:
                                 (206) 232-8400

Name and Address of Agent for Service:                        Copy to:
John R. Patton, FLMI, FLHC, CLU, ChFC                         Stephen E. Roth, Esq.
Assistant Vice President -- Staff Operations                  Sutherland Asbill & Brennan LLP
Farmers New World Life Insurance Company                      1275 Pennsylvania Avenue, N.W.
3003 77th Avenue, S.E.                                        Washington, D.C. 20004-2415
Mercer Island, Washington 98040


                 Approximate date of proposed public offering:
   As soon as practicable after effectiveness of the Registration Statement.

                              -------------------

                     Title of securities being registered:
    Units of interest in a separate account under flexible premium variable life insurance policies.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

PROSPECTUS ____________, 2000


================================================================================

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                                   ISSUED BY
                    FARMERS NEW WORLD LIFE INSURANCE COMPANY
                                    THROUGH
                    FARMERS VARIABLE LIFE SEPARATE ACCOUNT A


   HOME OFFICE:                                     SERVICE CENTER:
   -----------                                      --------------
   3003 - 77TH AVENUE, S.E.                         P.O. BOX 724208
   MERCER ISLAND, WASHINGTON 98040                  ATLANTA, GEORGIA 31139
   (206) 232-8400                                   1-877-376-8008 (TOLL FREE)


================================================================================


This prospectus describes the Farmers flexible premium variable life insurance policy (the "Policy") issued by Farmers New World Life Insurance Company. The Policy provides life insurance and accumulates variable Contract Value. The amount of life insurance may, and the Contract Value will, depend on the investment experience of the subaccounts of the Farmers Variable Life Separate Account A ("variable account") in which you invest.



You choose one of two death benefit options. The death benefit will be at least the principal sum shown in the Policy Specifications, adjusted for any increases or decreases in principal sum, and reduced by any outstanding indebtedness.


This prospectus provides information that a prospective owner should know before investing and you should keep this prospectus for future reference. You should consider whether this Policy is suitable for you in light of your life insurance needs.

You can allocate Contract Value to:

      - the subaccounts of the variable account, which invest in the portfolios of the mutual funds listed on this page; or

      -     a fixed account, which credits a specified rate of interest.

AN INVESTMENT IN THIS POLICY IS NOT A BANK DEPOSIT, AND THE POLICY IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

PLEASE READ THE "RISK SUMMARY" SECTION OF THIS PROSPECTUS. IT DESCRIBES CERTAIN RISKS ASSOCIATED WITH INVESTING IN THE POLICY.

The following portfolios of underlying mutual funds are currently available under the Policy:

[ ]   JANUS ASPEN SERIES
            Capital Appreciation Portfolio


[ ]   KEMPER VARIABLE SERIES
            Kemper Government Securities Portfolio
            Kemper High Yield Portfolio
            Kemper Small Cap Growth Portfolio
            Kemper-Dreman High Return Equity
            Portfolio



[ ]   PIMCO VARIABLE INSURANCE TRUST
            PIMCO Low Duration Bond Portfolio
            PIMCO Foreign Bond Portfolio



[ ]   SCUDDER VARIABLE LIFE INVESTMENT FUND
            Money Market Portfolio (Class A Shares)
            Growth and Income Portfolio (Class A
            Shares)
            International Portfolio (Class A Shares)
            Bond Portfolio (Class A Shares)



[ ]   TEMPLETON VARIABLE PRODUCTS SERIES FUND
            Templeton Developing Markets Fund
            (Class 2 Shares)


A prospectus for each of the portfolios available through the variable account must accompany this prospectus. Please read these documents before investing and save them for future reference.

--------------------------------------------------------------------------------
                 THE SECURITIES AND EXCHANGE COMMISSION HAS NOT
             APPROVED OR DISAPPROVED THIS POLICY OR DETERMINED THAT
                    THIS PROSPECTUS IS ACCURATE OR COMPLETE.
             ANYONE WHO TELLS YOU OTHERWISE IS COMMITTING A FEDERAL
                                     CRIME.
--------------------------------------------------------------------------------

TABLE OF CONTENTS
================================================================================

GLOSSARY..................................................................... 1

POLICY SUMMARY............................................................... 3

    PREMIUMS................................................................. 3
    INVESTMENT OPTIONS....................................................... 4
    CONTRACT VALUE........................................................... 4
    CHARGES AND DEDUCTIONS................................................... 5
    PORTFOLIO EXPENSE TABLE.................................................. 6
    SURRENDERS AND WITHDRAWALS............................................... 7
    DEATH BENEFITS........................................................... 7
    TRANSFERS................................................................ 8
    LOANS.................................................................... 8

RISK SUMMARY................................................................. 9

    INVESTMENT RISK.......................................................... 9
    RISK OF LAPSE............................................................ 9
    TAX RISKS................................................................10
    LIMITS ON CASH WITHDRAWALS...............................................10
    LOAN RISKS...............................................................10
    EFFECTS OF SURRENDER CHARGES.............................................11
    COMPARISON WITH OTHER INSURANCE POLICIES.................................11
    ILLUSTRATIONS............................................................11

FARMERS NEW WORLD LIFE INSURANCE COMPANY AND THE FIXED ACCOUNT...............11

    FARMERS NEW WORLD LIFE INSURANCE COMPANY.................................11
    THE FIXED ACCOUNT........................................................12

THE VARIABLE ACCOUNT AND THE PORTFOLIOS......................................12

    THE VARIABLE ACCOUNT.....................................................12
    THE PORTFOLIOS...........................................................13
        INVESTMENT OBJECTIVES OF THE PORTFOLIOS..............................14
    YOUR RIGHT TO VOTE PORTFOLIO SHARES......................................15

THE POLICY...................................................................16

    PURCHASING A POLICY......................................................16
    WHEN INSURANCE COVERAGE TAKES EFFECT.....................................16
    OWNERSHIP RIGHTS.........................................................17
        CHANGING THE OWNER...................................................17
        SELECTING AND CHANGING THE BENEFICIARY...............................17
        ASSIGNING THE POLICY.................................................18
    CANCELING A POLICY.......................................................18

PREMIUMS.....................................................................18

    PREMIUM FLEXIBILITY......................................................18
    MINIMUM PREMIUMS.........................................................19
    PLANNED PREMIUMS.........................................................19
    ALLOCATING PREMIUMS......................................................20

CONTRACT VALUES..............................................................20

    CONTRACT VALUE...........................................................20
    SURRENDER VALUE..........................................................20
    SUBACCOUNT VALUE.........................................................21
    SUBACCOUNT UNIT VALUE....................................................21
    FIXED ACCOUNT VALUE......................................................22

CHARGES AND DEDUCTIONS.......................................................23

    PREMIUM DEDUCTIONS.......................................................23
    MONTHLY DEDUCTION........................................................23
        COST OF INSURANCE....................................................24
        CHARGES FOR RIDERS...................................................24
        MONTHLY ADMINISTRATION CHARGE........................................24
        MONTHLY SPECIAL PREMIUM CLASS CHARGE.................................24
        MONTHLY FLAT EXTRA CHARGE............................................25
    MORTALITY AND EXPENSE RISK CHARGE........................................25
    SURRENDER CHARGE.........................................................25
    TRANSFER CHARGE..........................................................27
    PORTFOLIO EXPENSES.......................................................27
    OTHER CHARGES............................................................27

DEATH BENEFIT................................................................28

    DEATH BENEFIT PROCEEDS...................................................28
    DEATH BENEFIT OPTIONS....................................................28
    CHANGING DEATH BENEFIT OPTIONS...........................................30
    EFFECTS OF WITHDRAWALS ON THE DEATH BENEFIT..............................31
    CHANGING THE PRINCIPAL SUM...............................................31
    PAYMENT OPTIONS..........................................................32

SURRENDERS AND WITHDRAWALS...................................................34

    SURRENDERS...............................................................34
    PARTIAL WITHDRAWALS......................................................34

TRANSFERS....................................................................35

    AUTOMATIC ASSET REBALANCING PROGRAM......................................36
    ASSET ALLOCATION SERVICES................................................36
    EXCESSIVE TRADING LIMITS.................................................36
    DOLLAR COST AVERAGING PROGRAM............................................36
    TELEPHONE TRANSFERS......................................................37

LOANS........................................................................38

    LOANS CONDITIONS.........................................................38
    EFFECT OF POLICY LOANS...................................................39

POLICY LAPSE.................................................................39

    LAPSE....................................................................39
    REINSTATEMENT............................................................40

FEDERAL TAX CONSIDERATIONS...................................................40

    TAX STATUS OF THE POLICY.................................................40
    TAX TREATMENT OF POLICY BENEFITS.........................................41

OTHER POLICY INFORMATION.....................................................43

    OUR RIGHT TO CONTEST THE POLICY..........................................43
    SUICIDE EXCLUSION........................................................43
    MISSTATEMENT OF AGE OR SEX...............................................43
    MODIFYING THE POLICY.....................................................43
    WHEN WE WILL MAKE PAYMENTS...............................................44
    REPORTS TO OWNERS........................................................44
    POLICY TERMINATION.......................................................44
    SUPPLEMENTAL BENEFITS (RIDERS)...........................................45

PERFORMANCE DATA.............................................................45

    HYPOTHETICAL ILLUSTRATIONS BASED ON ADJUSTED HISTORIC
    PORTFOLIO PERFORMANCE....................................................45

ADDITIONAL INFORMATION.......................................................46

    SALE OF THE POLICIES.....................................................46
    LEGAL MATTERS............................................................46
    LEGAL PROCEEDINGS........................................................46
    YEAR 2000 MATTERS........................................................46
    EXPERTS..................................................................47
    FINANCIAL STATEMENTS.....................................................48
    FARMERS' EXECUTIVE OFFICERS AND DIRECTORS................................48

ILLUSTRATIONS................................................................51

APPENDIX A - GUARANTEED MAXIMUM COST OF INSURANCE RATES...................... 1

APPENDIX B - TABLE OF SURRENDER CHARGE FACTORS............................... 1

APPENDIX C - FINANCIAL STATEMENTS............................................ 1

GLOSSARY

================================================================================


        For your convenience, we are providing a glossary of the special terms we use in this prospectus.


ACCUMULATION UNIT
An accounting unit we use to calculate subaccount values. It measures the net investment results of each of the subaccounts.


ATTAINED AGE
The insured's age on the issue date plus the number of years completed since the issue date.


BENEFICIARY
The person(s) you select to receive the death benefit from this Policy.


CASH VALUE
The Contract Value minus any applicable surrender charge.



COMPANY (WE, US, OUR, FARMERS, FNWL)
Farmers New World Life Insurance Company


CONTRACT VALUE
The sum of the values you have in the variable account and the fixed account. If you have a loan outstanding, the Contract Value includes any amounts we hold in the loan account to secure the loan.

CUMULATIVE MINIMUM PREMIUMS
The sum of all past monthly-mode minimum premiums due since the issue date. The initial minimum premium is specified on the Policy specifications page. The minimum premium will change if you increase or decrease the principal sum or if certain other changes in the Policy occur.

DEATH BENEFIT PROCEEDS
The amount we will pay to the beneficiary when we receive proof of the insured's death. We will reduce the proceeds by the amount of any outstanding loans (including any interest you owe), and any due and unpaid monthly deductions.

FIXED ACCOUNT
An option to which you can direct your Contract Value under the Policy. It provides a guarantee of principal and interest. The assets supporting the fixed account are held in our general account and are not part of, or dependent on, the investment performance of the variable account.


FIXED ACCOUNT VALUE
The portion of your Contract Value allocated to the fixed account.



FUNDS
Investment companies that are registered with the SEC. This Policy allows you to invest in the investment portfolios of the funds that are listed on the front page of this prospectus.


GENERAL ACCOUNT
The account containing all of Farmers' assets, other than those held in its separate accounts.


HOME OFFICE
The address of the Home Office is 3003-77th Avenue, S.E., Mercer Island, Washington 98040.


INITIAL PREMIUM
The amount you must pay before insurance coverage begins under this Policy. The initial premium is shown on your Policy's specification page.

INSURED
The person whose life is insured by this Policy.


ISSUE AGE
The insured's age as of the last birthday before the issue date.



ISSUE DATE
The date when life insurance coverage begins. We measure Policy months, Policy years, and Policy anniversaries from the issue date. On the issue date, we place your initial premium (times the percent of premium factor) in the fixed account. The first monthly deduction occurs on the issue date. The entire Contract Value remains allocated to the fixed account until the reallocation date.

LAPSE
When life insurance coverage ends because you do not have enough Contract Value to pay the monthly deduction, the surrender charge and any outstanding loan amount (including any interest you owe on the loan(s)), and you have not made a sufficient payment by the end of a 61-day grace period.


LOAN AMOUNT
The total amount of all outstanding Policy loans, including both principal and interest due. We deduct an amount equal to the loan amount from the subaccounts and the fixed account and place it in the loan account as collateral for the loans. The loan account is part of our general account.


MATURITY DATE
The Policy anniversary when the insured reaches age 110 and life insurance coverage under this Policy ends. The maturity date is shown on the Policy specifications page.

MONTHLY DEDUCTION
The amount we deduct from the Contract Value each month to pay for the insurance coverage. The monthly deduction includes the cost of insurance charge, the monthly administration charge, the cost of any riders, and any flat extra charge for a special premium class.

MONTHLY DUE DATE
This is the day of each month when we determine Policy charges and deduct them from Contract Value. It is the same date each month as the issue date. If there is no Valuation Day that coincides with the issue date in the calendar month, the monthly due date is the next Valuation Day.





PERCENT OF PREMIUM FACTOR
This is the factor (currently .965) by which we multiply each premium to determine the amount of premium credited to the Contract Value. We retain the balance of each premium to compensate us for certain expenses such as premium taxes and selling expenses. The percent of premium factor is shown on your Policy's specifications page.



PORTFOLIO
A separate investment portfolio of a fund. Each subaccount invests exclusively in one portfolio of a fund.



PREMIUMS
All payments you make under the Policy other than loan repayments. When we use the term "premium" in this prospectus, it has the same meaning as "net premium" in the Policy, and means a premium multiplied by the premium factor.


PRINCIPAL SUM
The amount of the initial death benefit. The initial principal sum is set forth on the specifications page. You may increase or decrease the principal sum under certain conditions. Certain actions you take, such as changing the death benefit option or taking a partial withdrawal, may also affect the amount of the principal sum. The actual death benefit proceeds we pay under the Policy may be more or less than the principal sum.


REALLOCATION DATE
The date we reallocate any premium (plus interest) held in the fixed account to the subaccounts and fixed account as you directed in your application. The reallocation date is the record date, plus the number of days in your state's right to examine period, plus 10 days.



RECORD DATE
The date we record your Policy in our books as an in force policy.



RIGHT TO EXAMINE PERIOD
The period when you may return the Policy and receive a refund. The length of the right to examine period varies by state. It will be at least 10 days from the date you receive the Policy. The first page of your Policy shows the right to examine period.



SERVICE CENTER
The address of the Service Center is P.O. Box 724208, Atlanta, GA 31139. McCamish Systems, L.L.C. is the administrator of the Policy. You can call the Service Center office toll-free at 1-877-376-8008.



SUBACCOUNT
A division of the variable account that invests exclusively in shares of a single portfolio of a fund. The investment performance of each subaccount is linked directly to the investment performance of the portfolio in which it invests.


SURRENDER
To cancel the Policy by signed request from the owner.

SURRENDER VALUE
The amount we will pay you if you surrender the Policy while it is in force. The Surrender Value on the date you surrender is equal to: the Contract Value, minus any surrender charge, and minus any outstanding loan amount (including any interest you owe on the loan(s)).


TAX CODE
The Tax Code of 1986, as amended.



VALUATION DAY
Each day that the New York Stock Exchange ("NYSE") is open for trading. Farmers New World Life Insurance Company is open to administer the Policy on each day the NYSE is open.



VALUATION PERIOD
The period of time over which we determine the change in the value of the subaccounts in order to price accumulation units. Each valuation period begins at the close of normal trading on the NYSE (currently 4:00 p.m. Eastern time, 1:00 p.m. Pacific Time) on each Valuation Day and ends at the close of normal trading on the NYSE on the next Valuation Day.


VARIABLE ACCOUNT
Farmers Variable Life Separate Account A. It is a separate investment account that is divided into subaccounts, each of which invests in a corresponding portfolio of a designated mutual fund.


VARIABLE ACCOUNT VALUE
The portion of your Contract Value that is allocated to the subaccounts of the variable account.



WRITTEN NOTICE
The written notice you must sign and send us to request or exercise your rights as owner under the Policy. To be complete, it must: (1) be in a form we accept,
(2) contain the information and documentation that we determine is necessary, and (3) be received at our Service Center.



YOU (YOUR, OWNER)
The person entitled to exercise all rights as owner under the Policy.



POLICY SUMMARY

================================================================================


        This policy summary provides only a brief overview of the more important features of the Policy. More detailed information about the Policy appears later in this prospectus. Please read the remainder of this prospectus carefully.


                                    PREMIUMS


- You can select a premium plan. Within certain limits specified in your Policy, you can vary the frequency and amount of premiums. You may be able to skip premium payments under certain circumstances. However, you greatly increase your risk of lapse if you do not regularly pay premiums at least as large as the current minimum premium.


-       We will not accept any premiums after the insured reaches attained age
        100.


- After you make an initial premium, you can pay subsequent premiums (minimum $25) at any time.



- We multiply each premium by the percent of premium factor (currently 0.965) and credit the resulting amount to the Contract Value.



- The initial minimum premium and payment mode are shown on your Policy specification page. The minimum premium will change if you increase or decrease the principal sum, if you change death benefit options, if you change or add a rider, if you take a partial withdrawal and you have chosen a level death benefit (Option B), or if the insured's premium class changes.



- PAYING THE CURRENT MINIMUM MONTHLY PREMIUM WILL NOT NECESSARILY KEEP YOUR POLICY IN FORCE. Even if you pay the current minimum premium according to your payment plan, your Policy will lapse if the Contract Value, less loans and interest owed (the "net Contract Value") is not enough to cover a monthly deduction.



- If you authorize electronic payments from your checking account, or ask us to bill you, the premiums you pay each year must be $300 or more.



- There will be a 61-day grace period before your Policy lapses. The grace period begins when you are sent notice that the Surrender Value (or net Contract Value) is insufficient to cover a monthly deduction. If you fail to make a sufficient payment during the 61-day grace period, your Policy will lapse and terminate without value. See "Risk of Lapse"; and "Policy Lapse".



- Once you receive your Policy, the RIGHT TO EXAMINE PERIOD begins. You may return the Policy during this period and receive a refund. See "Canceling a Policy".



- New net premium(s) will be allocated to the subaccounts and the fixed account in accordance with your instructions in the application, unless you provide different instructions with your premiums. Any future net premiums will be allocated in accordance with the new instructions, unless we receive contrary instructions.


                               INVESTMENT OPTIONS

VARIABLE ACCOUNT:

- You may direct the money in your Policy to any of the 12 subaccounts of the variable account. WE DO NOT GUARANTEE ANY MONEY YOU PLACE IN THE SUBACCOUNTS. THE VALUE OF EACH SUBACCOUNT WILL INCREASE OR DECREASE, DEPENDING ON THE INVESTMENT PERFORMANCE OF THE CORRESPONDING PORTFOLIO. YOU COULD LOSE SOME OR ALL OF YOUR MONEY.

- Each subaccount invests exclusively in one investment portfolio of a mutual fund. The following mutual funds and portfolios are currently available:

[ ]     JANUS ASPEN SERIES
          Capital Appreciation Portfolio


[ ]     KEMPER VARIABLE FUND SERIES
          Kemper Government Securities Portfolio
          Kemper High Yield Portfolio
          Kemper Small Cap Growth Portfolio
          Kemper-Dreman High Return Equity Portfolio



[ ]     PIMCO VARIABLE INSURANCE TRUST
          PIMCO Low Duration Bond Portfolio
          PIMCO Foreign Bond Portfolio



[ ]     SCUDDER VARIABLE LIFE INVESTMENT FUND
          Money Market Portfolio (Class A Shares)
          Growth and Income Portfolio (Class A Shares)
          International Portfolio (Class A Shares)
          Bond Portfolio (Class A Shares)



[ ]     TEMPLETON VARIABLE PRODUCTS SERIES FUND
          Templeton Developing Markets Fund (Class 2 Shares)


FIXED ACCOUNT:


- You may place money in the fixed account where it earns interest at an annual rate of at least 3.0%. We may declare higher rates of interest, but are not obligated to do so.


                                 CONTRACT VALUE

- Contract Value is the sum of your amounts in the subaccounts and the fixed account. Contract Value also includes amounts we hold in the loan account to secure any outstanding loans.

- Contract Value varies from day to day, depending on the investment experience of the subaccounts you choose, the interest we credit to the fixed account, the charges we deduct, and any other transactions (such as transfers, withdrawals, and loans).

- Contract Value is the starting point for calculating important values under the Policy, such as the Surrender Value and the death benefit.


- We do not guarantee a minimum Contract Value. Your Policy may lapse if you do not have sufficient Contract Value (minus any loan and interest you owe) to pay the monthly deduction due. If you have not paid the cumulative minimum premiums, we will look to the Surrender Value to determine whether the Policy will lapse. (See "Minimum Premiums".)



- From the issue date until the reallocation date (the record date, plus the number of days in your state's right to examine period, plus 10 days), we hold your premium(s) in the fixed account. On the reallocation date, we transfer the Contract Value in the fixed account to other subaccounts and the fixed account in accordance with the allocation percentages you provided in the application.


                             CHARGES AND DEDUCTIONS


$ Premium charge: We currently deduct 3.5% from each premium and credit the remaining 96.5% to your Contract Value. This occurs when we apply the percent of premium factor to each premium received. We may change the charge for new owners in the future. This charge compensates us for distribution expenses and state premium taxes.



        $       Monthly Deduction.  Each month we deduct:
                - a cost of insurance charge for the Policy (varies by issue age, sex, risk class and Policy duration);
                -       charges for any riders;
                - a flat extra charge, if any, for a special premium class;
                - a special premium class rate, applied to both current and guaranteed cost of insurance charges, for insured in a special premium class; and
                - a current monthly administration charge of $5, guaranteed never to be higher than $8.



$       Surrender and withdrawal charges:
        - surrender: We deduct a surrender charge when a full surrender occurs during the first 14 Policy years. It consists of:
                - a deferred sales charge component: calculated by multiplying the sum of all premiums by a factor that declines over the first 15 Policy years and is less for issue ages 66 and older; and
                - an administrative component: calculated by multiplying the number of thousands of principal sum on the issue date (minus any reductions in principal sum for which a surrender charge has already been paid) by a factor that varies by insured's issue age, sex and risk class, and the number of years you held the Policy.



        THE SURRENDER CHARGE MAY BE SIGNIFICANT. YOU MAY HAVE NO SURRENDER VALUE IF YOU SURRENDER YOUR POLICY DURING THE FIRST 14 POLICY YEARS.



        - The maximum surrender charge is the entire Contract Value. It is more likely that you may have no Surrender Value if you pay premiums below or not much higher than the current minimum premium, and/or your investment performance is too low.



        - withdrawal (partial surrender): We deduct a processing fee equal to the lesser of $25 or 2% of the amount withdrawn, PLUS a surrender charge if you elect a level death benefit (Option
                B).



        - decrease in principal sum: If you decrease the principal sum, we may deduct a portion of the surrender charge.


$ Mortality and Expense Risk Charge: Deducted daily at an annual rate to 0.90% of your average daily net assets in the variable subaccounts.

$ Transfer charge: $25 fee for the 13th and each additional transfer in a Policy year.



$ Portfolio Expenses: You indirectly bear the annual operating expenses of the portfolios in which the subaccounts invest. These may include investment advisory fees, 12b-1 fees, and other expenses. These charges vary by portfolio and range from .44% to 1.91% per year. (See "Portfolio Expense Table," below.)




$       Other charges:
        -       A $5 fee for each additional annual report you request.
        - A charge of $1.50 per $1,000 for each increase in principal sum (maximum charge is $300).
        -       Any riders attached to the Policy will have their own charges.


                            PORTFOLIO EXPENSE TABLE


        The following table shows the fees and expenses charged by the portfolios. The purpose of the table is to assist you in understanding the various costs and expenses that you will bear directly and indirectly. The table reflects the actual charges and expenses for each portfolio for the fiscal year ended December 31, 1998, unless the charges are annualized. Expenses of the portfolios may be higher or lower in the future. For more information on the fees and expenses described in this table, see the prospectuses for the portfolios which accompany this prospectus.



ANNUAL PORTFOLIO OPERATING EXPENSES (as a percentage of average portfolio assets after fee waivers and expense reimbursements)



                                                                                                                  TOTAL ANNUAL
                                                                                                                 EXPENSES (AFTER
                                                           MANAGEMENT                           OTHER                WAIVERS
                                                              FEES             12b-1           EXPENSES                AND
NAME OF PORTFOLIO                                        (AFTER WAIVERS)       FEES      (AFTER REIMBURSEMENT)    REIMBURSEMENT)
Janus Aspen Series
------------------
Capital Appreciation Portfolio(1)                             .70%              ---            .22%                    .92%

Kemper Variable Series
----------------------
Kemper Government Securities Portfolio                        .55%              ---            .11%                    .66%
Kemper High Yield Portfolio                                   .60%              ---            .05%                    .65%
Kemper Small Cap Growth Portfolio                             .65%              ---            .05%                    .70%
Kemper-Dreman High Return Equity Portfolio(2)(3)              .42%              ---            .45%                    .87%

PIMCO Variable Insurance Trust
------------------------------
Low Duration Bond Portfolio(4)                                .63%              ---            .02%                    .65%
Foreign Bond Portfolio(4)                                     .88%              ---            .02%                    .90%

Scudder VLIF
------------
Money Market Portfolio                                        .37%              ---            .07%                    .44%
Growth and Income Portfolio (Class A Shares)                  .47%              ---            .09%                    .56%
International Portfolio (Class A Shares)                      .87%              ---            .18%                   1.05%
Bond Portfolio (Class A Shares)                               .47%              ---            .09%                    .56%

Templeton Variable Products Series Fund
---------------------------------------
Templeton Developing Markets Fund (Class 2 Shares)(5)         1.25%             .25%           .41%                   1.91%


1/ The expense figures shown for the Janus Aspen Capital Appreciation Portfolio are net of certain fee waivers or reductions from Janus Capital Corporation. Without such waivers, the Management Fees, Other Expenses and Total Annual Expenses for the Janus Aspen Capital Appreciation Portfolio for the fiscal year ended December 31, 1998 would have been: .75%, .22% and .97%, respectively. See the prospectus and Statement of Additional Information of Janus Aspen Series for a description of these waivers.

2/ The Kemper-Dreman High Return Equity Portfolio commenced operations on 5/4/98. As a result, "Other Expenses" for fiscal year 1998 have been annualized.



3/ Pursuant to their respective agreements with Kemper Variable Series, the investment manager and the accounting agent have agreed, for the one year period ending May 1, 2000, to limit their respective fees and to reimburse other operating expenses to the extent necessary to limit total operating expenses of the Kemper-Dreman High Return Equity Portfolio to the levels set forth in the table above. Without taking into effect these expense caps, for the High Return Equity Portfolio, the Management Fees are estimated to be .75%; Other Expenses are estimated to be .45%; and Total Annual Expenses are estimated to be 1.20%.


4/ For the PIMCO Variable Insurance Trust portfolios, management fees include fixed advisory and administrative fees. The administrative fee covers most of the expenses of these portfolios. However, the portfolios are responsible for bearing certain expenses associated with their operations that are not covered by the administrative fee. While it is expected that these expenses generally will not have a material effect on the portfolio expense ratios, they may have a material effect in certain circumstances, such as when the average net assets of a portfolio are lower than anticipated. Pacific Investment Management Company has agreed to reduce its administrative fee, subject to potential future reimbursement, to the extent that Total Annual Expenses would exceed, due to organizational expenses and the payment by the portfolio of its pro rata portion of the Trust's Trustees' fees, 0.65% of average daily net assets of the PIMCO Low Duration Bond portfolio and 0.90% of average daily net assets of the PIMCO Foreign Bond portfolio. "Other Expenses" are based on estimates for the current fiscal year. Without such reductions, Management Fees, Other Expenses and Total Annual Expenses for the fiscal year ended December 31, 1998 would have been: for the PIMCO Low Duration Bond Portfolio, .65%, .02% and .67%, respectively; and for the PIMCO Foreign Bond Portfolio, .90%, .02% and .92%, respectively.


5/ Class 2 of the Templeton Developing Markets Portfolio has a distribution plan or "Rule 12b-1 Plan" which is described in the portfolio's prospectus.


                           SURRENDERS AND WITHDRAWALS

- FULL SURRENDER: At any time while the Policy is in force, you may make a written request to surrender your Policy and receive the Surrender Value (that is, the Contract Value minus any surrender charge, and
        minus any outstanding loan amount including any accrued interest).   A
        surrender may have tax consequences.  See "Federal Tax Considerations."


- PARTIAL WITHDRAWALS: After the first Policy year, you may make a written request to withdraw part of the Surrender Value, subject to the following rules. Withdrawals may have tax consequences. See "Federal Tax Considerations."



-       You may make only 1 withdrawal each calendar quarter.
-       You must request at least $500.
-       You may not request more than 75% of the Surrender Value.
- Surrender charges apply to the withdrawal if you elect a level death benefit (Option B).
- For each withdrawal, we deduct a processing fee equal to the lesser of $25 or 2% of the withdrawal.
- If you select a level death benefit (Option B), the principal sum will be reduced by the amount of the partial withdrawal (but not by any surrender charges or the processing fee).


                                 DEATH BENEFITS

- As long as it remains in force, the Policy provides for a death benefit payment upon the death of the insured.

-       You must choose one of two death benefit options under the Policy.



        - OPTION A is a variable death benefit through attained age 99 that is the greater of :


                - the principal sum plus the Contract Value on the date of death; or
                - the Contract Value multiplied by the applicable death benefit percentage.

        - OPTION B is a level death benefit through attained age 99 that is the greater of:

                -       the principal sum on the date of death; or
                - the Contract Value multiplied by the applicable death benefit percentage.


Any death benefit proceeds paid will be increased by any additional insurance benefits you add by rider and will be reduced by the amount of any outstanding loans, any interest due, and any due and unpaid monthly deductions.



- You may increase or decrease the principal sum, and change death benefit options. After the first Policy year, you may change the death benefit option or change the principal sum (but not both unless done simultaneously) once each Policy year.



- You may not decrease the principal sum below the minimum principal sum amount shown on your Policy specifications page.



                                   TRANSFERS



-     Each Policy year, you may make:


      -     an unlimited number of transfers from the subaccounts; and
      -     one transfer from the fixed account.


- Transfers from subaccounts must be a minimum of $250, or the total value in the subaccount.


- Transfers from the fixed account may not be for more than 25% of the unloaned value in the fixed account, unless the balance after the transfer is less than $250, in which case the entire amount will be transferred.


- We charge $25 for the 13th and each additional transfer during a Policy year.



-       AUTOMATIC ASSET REBALANCING PROGRAM:
        Under the automatic asset rebalancing program, we will automatically transfer amounts among the subaccounts on a quarterly basis so that the allocation of your Contract Value matches the percentages you specify.



-       DOLLAR COST AVERAGING PROGRAM:
        The dollar cost averaging program permits you to systematically transfer (on each monthly anniversary of the issue date) a set dollar amount from the fixed account to up to 8 subaccounts. The minimum transfer amount is $100.


                                     LOANS

- You may take a loan against the Policy for amounts up to the Surrender Value minus loan interest to the next Policy anniversary date. Loans may have tax consequences.


- To secure the loan, we transfer an amount equal to the loan from the subaccounts and fixed account to the loan account (part of our general account). Unless you specify otherwise, the amount is withdrawn from the subaccounts and the fixed account on a pro-rata basis.



- Amounts in the loan account earn interest at the guaranteed minimum rate of 3% per year.



- During the first fourteen Policy years, we currently charge you interest at 4.5% annually, with a maximum loan interest rate of 8% per year on your loan. After the fourteenth Policy year, the maximum loan interest rate is 3%, compounded annually. Interest is charged daily, and is due and payable at the end of each Policy year, or on the date of any policy loan increase or repayment, if earlier. Unpaid interest becomes part of the outstanding loan and accrues interest.


- You may repay all or part of your outstanding loans at any time. Loan repayments must be at least $25, and must be clearly marked as "loan repayments" or they will be credited as premiums.

- We deduct any unpaid loans from the proceeds payable on the insured's death.

-       A loan may have tax consequences.  See "Federal Tax Consequences."

RISK SUMMARY
================================================================================

                                INVESTMENT RISK


        If you instruct us to invest your Contract Value in one or more subaccounts, you will be subject to the risk that investment performance will be unfavorable and that the Contract Value will decrease. If you select the fixed account, we credit your Contract Value with a declared rate of interest, but you assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 3.0%.


        Because we continue to deduct charges from Contract Value, if loans, withdrawals, and monthly deductions reduce your Surrender Value to too low an amount, and/or if investment results are not sufficiently favorable, and/or if interest rates are too low, and/or if you do not pay sufficient premiums, then your Policy's Surrender Value (or Contract Value, if you have paid sufficient premiums) may fall to zero. In that case, the Policy will lapse without value and insurance coverage will no longer be in effect, unless you make an additional payment sufficient to prevent a lapse during a 61-day grace period. However, if investment experience is sufficiently favorable and you have kept the Policy in force for a substantial time, you may be able to draw upon Contract Value, through withdrawals and loans.

                                 RISK OF LAPSE

        Certain circumstances will cause your Policy to enter a grace period during which you must make a sufficient payment to keep your Policy in force:


        - If your Policy's Surrender Value becomes zero, and cumulative premiums, minus withdrawals, are less than cumulative minimum premiums, then the Policy will enter a 61-day grace period.


        - If cumulative premiums minus withdrawals exceed cumulative minimum premiums, then the Policy will enter a 61-day grace period whenever the Contract Value (minus outstanding loans and interest you owe on the loans) is too low to pay the entire monthly deduction due.

        Whenever your Policy enters the grace period, if you do not make a sufficient payment before the grace period ends, your Policy will terminate without value, insurance coverage will no longer be in effect, and you will receive no benefits. The payment must be sufficient enough to cause either one of the following conditions:

        1. the Surrender Value exceeds zero, after deducting all due and unpaid monthly deductions; OR

        2. cumulative premiums minus withdrawals exceed cumulative minimum premiums; AND Contract Value minus any outstanding loan and interest you owe exceeds zero, after deducting all due and unpaid monthly deductions.


A Policy lapse will have adverse tax consequences. (See "Federal Tax Considerations"; "Policy Loans.")



        You may reinstate a lapsed Policy within three years after the Policy enters the grace period, if the insured meets our insurability requirements and you pay the amount we require. We will not reinstate a Policy that has been surrendered for the Surrender Value.


                                   TAX RISKS

        Although there is limited guidance and some uncertainty, we believe that the Policy should be deemed a life insurance contract under Federal tax law, so that the death benefit paid to the beneficiary will not be subject to Federal income tax. However, depending on the total amount of premiums you pay, the Policy may be treated as a modified endowment contract ("MEC") under Federal tax laws. If a Policy is treated as a MEC, then withdrawals, surrenders and loans under a Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on withdrawals, surrenders and loans taken before you reach age 59 1/2. You should consult a qualified tax advisor for assistance in all tax matters involving your Policy.


                           LIMITS ON CASH WITHDRAWALS



        The Policy permits you to take only one partial withdrawal in any calendar quarter, after the first Policy year has been completed. The amount you may withdraw is limited to 75% of the Surrender Value.


        A withdrawal reduces the Surrender Value and Contract Value, so it will increase the risk that the Policy will lapse. A withdrawal also may have tax consequences.


        A withdrawal will reduce the death benefit. If you select a level death benefit (Option B), a partial withdrawal will permanently reduce the principal sum by the amount of the withdrawal (but not the surrender charge or the processing fee). If a variable death benefit (Option A) is in effect when you make a withdrawal, the death benefit also will be reduced because the Contract Value is reduced.


                                   LOAN RISKS


        A Policy loan, whether or not repaid, will affect Contract Value over time because we subtract the amount of the loan from the subaccounts and fixed account as collateral. We then credit a fixed interest rate of 3.0% to the loan collateral. As a result, the loan collateral does not participate in the investment results of the subaccounts nor does it receive any higher current interest rate credited to the fixed account. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the subaccounts and the interest rate credited to the fixed account, the effect could be favorable or unfavorable.


        A Policy loan affects the death benefit because a loan reduces the death benefit proceeds by the amount of the outstanding loan, plus any interest you owe on Policy loans.


        A Policy loan could make it more likely that a Policy would terminate without value. There is a risk if the loan reduces your Surrender Value (or Contract Value, if applicable) to an amount that is insufficient to pay the monthly deduction and investment results are unfavorable, that the Policy will lapse, resulting in adverse tax consequences.

                          EFFECTS OF SURRENDER CHARGES


        The surrender charges under this Policy are significant, during the first 14 Policy years. It is likely that you will receive no Surrender Value if you surrender your Policy in the early Policy years. You should purchase this Policy only if you have the financial ability to keep it in force at the initial principal sum for a substantial period of time.


        Even if you do not ask to surrender your Policy, surrender charges may play a role in determining whether your Policy will lapse. If you have not paid sufficient premiums, the Surrender Value is the measure we use to determine whether your Policy will enter a grace period, and possibly lapse.

                    COMPARISON WITH OTHER INSURANCE POLICIES


        Like fixed benefit life insurance, the Policy offers a minimum death benefit and may provide a Contract Value, loan privileges and a Surrender Value. However, the Policy differs from a fixed benefit policy because it allows you to place your premiums in investment subaccounts. The amount and duration of life insurance protection and of the Contract Value will vary with the investment performance of the amounts you place in the subaccounts. In addition, the Surrender Value will always vary with the investment results of your selected subaccounts.


        As you consider purchasing this Policy, keep in mind that it may not be to your advantage to replace existing insurance with the Policy.

                                 ILLUSTRATIONS

        The Illustrations provided at the end of this prospectus illustrate Contract Values, Surrender Values and Death Benefits. These illustrations are based on hypothetical rates of return that are not guaranteed. The Illustrations also assume costs of insurance for a hypothetical person. Your rates of return and insurance charges may be higher or lower than those illustrations.

FARMERS NEW WORLD LIFE INSURANCE COMPANY AND THE FIXED ACCOUNT
================================================================================

                    FARMERS NEW WORLD LIFE INSURANCE COMPANY


        Farmers New World Life Insurance Company ("Farmers"), is the stock life insurance company issuing the Policy. Farmers is located at 3003 - 77th Avenue, S.E., Mercer Island, Washington 98040, and was incorporated under Washington law on February 21, 1910. Farmers established the variable account to support the investment options under this Policy and under other variable life insurance policies Farmers may issue. Farmers' general account supports the fixed account under the Policy.



      Farmers is a direct wholly-owned subsidiary of Farmers Group, Inc. ("FGI"). FGI is a stock holding and management company. The ultimate controlling parents of FGI are Allied Zurich p.l.c., a United Kingdom company and Zurich Allied AG, a Swiss Company. Allied Zurich p.l.c. and Zurich Allied AG are traded in certain European markets, but are not publicly traded in the U.S.

        Farmers markets a broad line of individual life insurance products, including universal life, term life and whole life insurance and annuity products (predominately flexible premium deferred annuities). Farmers currently is licensed to sell insurance in 38 states and the District of Columbia. The states where Farmers is not licensed are Alaska, Connecticut, Florida, Hawaii, Louisiana, Maine, Massachusetts, New Hampshire, New Jersey, New York, North Carolina, and Vermont.


                               THE FIXED ACCOUNT


        The fixed account is part of Farmers' general account. We use our general assets to support our insurance and annuity obligations other than those funded by the variable account. Subject to applicable law, Farmers has sole discretion over investment of the fixed account's assets. Farmers bears the full investment risk for all amounts contributed to the fixed account. Farmers guarantees that the amounts allocated to the fixed account will be credited interest daily at a net effective interest rate of at least 3%. We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion.



        Money you place in the fixed account will earn interest that is compounded daily at the current interest rate in effect at the time of your allocation. We intend to credit the fixed account with interest at current rates in excess of the minimum guaranteed rate of 3%, but we are not obligated to do so. We have no specific formula for determining current interest rates.



        The fixed account value will not share in the investment performance of our general account. Because we, in our sole discretion, anticipate changing the current interest rate from time to time, different allocations you make to the fixed account will be credited with different current interest rates. You assume the risk that interest credited to amounts in the fixed account may not exceed the minimum 3% guaranteed rate.



        We reserve the right to change the method of crediting interest from time to time, provided that such changes do not reduce the guaranteed rate of interest below 3% per year or shorten the period for which the interest rate applies to less than one calendar year (except for the year in which such amount is received or transferred).


        We allocate amounts from the fixed account for partial withdrawals, transfers to the subaccounts, or charges for the monthly deduction on a last in, first out basis ("LIFO") for the purpose of crediting interest.

        THE FIXED ACCOUNT IS NOT REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE FIXED ACCOUNT.

THE VARIABLE ACCOUNT AND THE PORTFOLIOS
================================================================================

                              THE VARIABLE ACCOUNT

        Farmers established the variable account as a separate investment account under Washington law on April 6, 1999. Farmers owns the assets in the variable account and is obligated to pay all benefits under the Policies. Farmers may use the variable account to support other variable life insurance policies Farmers issues. The variable account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940 and qualifies as a "separate account" within the meaning of the Federal securities laws.

        The variable account is divided into 12 subaccounts, each of which invests in shares of a specific portfolio of one of the following mutual funds:

        [ ]     Janus Aspen Series
        [ ]     Kemper Variable Series
        [ ]     PIMCO Variable Insurance Trust
        [ ]     Scudder Variable Life Investment Fund
        [ ]     Templeton Variable Products Series Fund

The subaccounts buy and sell portfolio shares at net asset value. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio.

        Under Washington law, the assets in the variable account are the property of Farmers. However, assets in the variable account that are attributable to the Policy are not chargeable with liabilities arising out of any other business we may conduct. Income, gains, and losses (realized and unrealized), resulting from assets in the variable account are credited to or charged against the variable account without regard to other income, gains or losses of Farmers. Promises we make in the Policy are general corporate obligations of Farmers and are not dependent on assets in the variable account.

        The variable account may include other subaccounts that are not available under the Policies and are not discussed in this prospectus. Where permitted by applicable law, Farmers reserves the right to:

        1.  Create new variable accounts;
        2.  Combine separate accounts, including the variable account;
        3. Remove, combine or add subaccounts and make the new subaccounts available to you at our discretion;
        4. Make new portfolios available under the variable account or remove existing portfolios;
        5. Substitute new portfolios for any existing portfolios if shares of the portfolio are no longer available for investment or if Farmers determines that investment in a portfolio is no longer appropriate in light of the purposes of the variable account;
        6. Deregister the variable account under the Investment Company Act of 1940 if such registration is no longer required;
        7. Operate the variable account as a management investment company under the Investment Company Act of 1940 or as any other form permitted by law; and
        8. Make any changes required by the Investment Company Act of 1940 or any other law.

No such changes will be made without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. We will notify you of any changes.

                                 THE PORTFOLIOS


        Each subaccount of the variable account invests exclusively in shares of a designated portfolio of a fund. Shares of each portfolio are purchased and redeemed at net asset value, without a sales charge. Each fund available under the Contract is registered with the SEC under the 1940 Act as an open-end, management investment company. Such registration does not involve supervision of the management or investment practices or policies of the funds by the Securities and Exchange Commission.



        The assets of each portfolio are separate from the assets of any other portfolio, and each portfolio has separate investment objectives and policies. As a result, each portfolio operates as a separate investment portfolio and the income or losses of one portfolio has no effect on the investment performance of any other portfolio.

        Each of the portfolios is managed by an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended. Each investment adviser is responsible for the selection of the investments of the portfolio. These investments must be consistent with the investment objective, policies and restrictions of that portfolio.



        Some of the portfolios have been established by investment advisers that manage publicly traded mutual funds having similar names and investment objectives to the portfolios available under the Contract. While some of the portfolios may be similar to, and may in fact be modeled after, publicly traded mutual funds, you should understand that the portfolios are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any similarly named portfolio may differ substantially from the portfolios available through this Contract.



        An investment in a subaccount, or in any portfolio, including the Money Market Portfolio, is not insured or guaranteed by the U.S. Government and there can be no assurance that the Money Market Portfolio will be able to maintain a stable net asset value per share.



INVESTMENT OBJECTIVES OF THE PORTFOLIOS



        The following table summarizes each portfolio's investment objective(s) and policies. THERE IS NO ASSURANCE THAT ANY OF THE PORTFOLIOS WILL ACHIEVE ITS STATED OBJECTIVE(S). You can find more detailed information about the portfolios, including a description of risks, in the prospectuses for the funds. You should read the funds' prospectuses carefully.



        PORTFOLIO                          INVESTMENT OBJECTIVE AND INVESTMENT ADVISER
JANUS ASPEN SERIES - CAPITAL            Seeks long-term growth of capital.  It is non-diversified.
APPRECIATION PORTFOLIO                  Investment adviser is Janus Capital Corporation.

KEMPER GOVERNMENT                       Seeks high current return consistent with preservation of
SECURITIES PORTFOLIO                    capital.  Investment adviser is Scudder Kemper Investments, Inc.

KEMPER HIGH YIELD PORTFOLIO             Seeks to provide a high level of current income.  Investment adviser is Scudder Kemper Investments, Inc.

KEMPER SMALL CAP GROWTH PORTFOLIO       Seeks maximum appreciation of investors' capital.  Investment adviser is Scudder Kemper Investments, Inc.

KEMPER-DREMAN HIGH RETURN EQUITY        Seeks to achieve a high rate of total return.  Investment
PORTFOLIO                               adviser is Scudder Kemper Investments, Inc.; investment
                                        sub-adviser is Dreman Value Management L.L.C.

PIMCO LOW DURATION BOND PORTFOLIO       Seeks to maximize total return, consistent with preservation of capital and prudent investment management.  Investment adviser is Pacific Investment Management Company.

PIMCO FOREIGN BOND PORTFOLIO            Seeks to maximize total return, consistent with preservation of capital and prudent investment management.  Investment adviser is
                                        Pacific Investment Management Company.

MONEY MARKET PORTFOLIO                  Seeks stability of capital and, consistent therewith, to maximize
(CLASS A SHARES)                        the liquidity of capital and to provide current income. Investment adviser is Scudder Kemper Investments, Inc.

GROWTH AND INCOME PORTFOLIO             Seeks long-term growth of capital, current income and growth of
(CLASS A SHARES)                        income. Investment adviser is Scudder Kemper Investments, Inc.

INTERNATIONAL PORTFOLIO                 Seeks long-term growth of capital primarily through diversified
(CLASS A SHARES)                        holdings of marketable foreign equity investments.  Investment adviser is Scudder Kemper Investments, Inc.

BOND PORTFOLIO                          Seeks a high level of income consistent with a high quality
(CLASS A SHARES)                        portfolio of debt securities.  Investment adviser is Scudder
                                        Kemper Investments, Inc.

TEMPLETON DEVELOPING MARKETS            Seeks long-term capital appreciation. Investment adviser is
FUND (CLASS 2 SHARES)                   Templeton Asset Management Ltd.



        In addition to the variable account, the mutual funds may sell shares to other separate investment accounts established by other insurance companies to support variable annuity contracts and variable life insurance policies as well as qualified plans. It is possible that, in the future, it may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the mutual funds simultaneously. Although neither Farmers nor the mutual funds currently foresee any such disadvantages, either to variable life insurance policy owners or to variable annuity contract owners, each fund's Board of Directors (Trustees) will monitor events in order to identify any material conflicts between the interests of such variable life insurance policy owners and variable annuity contract owners, and will determine what action, if any, it should take. Such action could include the sale of fund shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example, (1) changes in state insurance laws, (2) changes in Federal income tax laws, or (3) differences in voting instructions between those given by variable life insurance policy owners and those given by variable annuity contract owners.



        If a fund's Board of Directors (or Trustees) were to conclude that separate funds should be established for variable life insurance and variable annuity separate accounts, Farmers will bear the attendant expenses, but variable life insurance policy owners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined fund.


PLEASE READ THE ATTACHED MUTUAL FUND PROSPECTUSES TO OBTAIN MORE COMPLETE INFORMATION REGARDING THE PORTFOLIOS.

                      YOUR RIGHT TO VOTE PORTFOLIO SHARES

        Even though we are the legal owner of the portfolio shares held in the subaccounts, and have the right to vote on all matters submitted to shareholders of the portfolios, we will vote our shares only as Policy owners instruct, so long as such action is required by law.

        Before a vote of a portfolio's shareholders occurs, you will receive voting materials from us. We will ask you to instruct us on how to vote and to return your proxy to us in a timely manner. You will have the right to instruct us on the number of portfolio shares that corresponds to the amount of Contract Value you have in that portfolio (as of a date set by the portfolio).

        If we do not receive voting instructions on time from some owners, we will vote those shares in the same proportion as the timely voting instructions we receive. Should Federal securities laws, regulations and interpretations change, we may elect to vote portfolio shares in our own right. If required by state insurance officials, or if permitted under Federal regulation, we may disregard certain owner voting instructions. If we ever disregard voting instructions, we will send you a summary in the next annual report to Policy owners advising you of the action and the reasons we took such action.

THE POLICY
================================================================================

                              PURCHASING A POLICY


        To purchase a Policy, you must send the application and initial premium to us through any licensed Farmers insurance agent who is also a registered representative of a broker-dealer having a selling agreement with the principal underwriter for the Policy, Investors Brokerage Services, Inc. Acceptance of an application is subject to our insurance underwriting, and we reserve the right to decline an application for any reasons subject to the requirements imposed by law in the jurisdiction where the requested insurance Policy was to be issued and delivered.



        We determine the minimum principal sum (death benefit) for a Policy based on the attained age of the insured when we issue the Policy. The minimum principal sum for the preferred risk class is $150,000, and $50,000 for all others. The maximum issue age for owners in the preferred underwriting class is age 75, and for all other risk classes is age 80. We base the minimum initial premium for your Policy on a number of factors including the age, sex and risk class of the insured and the amount of the principal sum. We currently require a minimum initial premium as shown on the Policy's specifications page.


        We use different underwriting standards in relation to the Policy. We can provide you with details as to these underwriting standards when you apply for a Policy. We must receive evidence of insurability that satisfies our underwriting standards before we will issue a Policy. We reserve the right to reject an application for any reason permitted by law.

                      WHEN INSURANCE COVERAGE TAKES EFFECT


        TEMPORARY INSURANCE COVERAGE. If the insured meets our eligibility requirements for temporary insurance coverage, then we will provide the insured with temporary insurance coverage in the amount applied for, or $50,000, whichever is less. The conditions and eligibility requirements for temporary insurance coverage are detailed in the Temporary Insurance Agreement included with the Policy application.



        Temporary insurance coverage terminates automatically, and without notice, on the earliest of:



                -       The date full insurance coverage becomes effective; or
                - The date the proposed insured receives notice that their application has been declined, and in no event later than 12:01 a.m. Pacific Standard Time of the fifth day after Farmers has mailed a letter giving such notice; or
                - The date the proposed insured or the owner signs a request to cancel the application or rejects the policy if issued other than as applied for.


If the application is declined or canceled, the full amount paid with the application will be refunded.


        FULL INSURANCE COVERAGE. If we issue the Policy as applied for, full insurance coverage under the Policy will take effect on the issue date. If we issue a Policy other than as applied for, full insurance coverage will take effect either upon the completion of all underwriting and Policyowner acceptance of the Policy, or on the issue date, whichever is later.



        Generally, we will issue the Policy if we determine that the insured meets our underwriting requirements and we accept the original application. On the issue date, we will begin to deduct monthly deductions from your net premium and we will allocate your premium (multiplied by the percent of premium factor, and minus the monthly deduction(s)) to the fixed account until the reallocation date. (See "Allocating Premiums.")


                                OWNERSHIP RIGHTS


        The Policy belongs to the owner named in the application. The owner may exercise all of the rights and options described in the Policy. The owner is the insured unless the application specifies a different person as the insured. If the owner dies before the insured and no successor owner is named, then ownership of the Policy will pass to the insured's estate. The owner may exercise certain rights described below.



CHANGING THE OWNER               -     You may change the owner by providing a written request to us at any time while the insured is alive.
                                 -     The change takes effect on the date that the written request is signed.
                                 -     We are not liable for any actions we may have taken before we received the written request.
                                 -     Changing the owner does not automatically change the beneficiary.
                                 -     Changing the owner may have tax consequences. You should consult a tax adviser before changing the owner.

SELECTING AND                    -     You designate the beneficiary (the person to receive the death
CHANGING THE                           benefit when the insured dies) in the application.
BENEFICIARY                      -     If you designate more than one beneficiary, then each beneficiary shares equally in any death benefit proceeds unless the
                                       beneficiary designation states otherwise.
                                 -     If the beneficiary dies before the insured, then any contingent beneficiary becomes the beneficiary.
                                 -     If both the beneficiary and contingent beneficiary die before the insured, then we will pay the death benefit to the owner or the owner's estate once the insured dies.
                                 -     You can request a delay clause which provides that if the
                                       beneficiary dies within a specified number of days (maximum 180 days) following the insured's death, then the death benefit proceeds will be paid as if the beneficiary had died first.
                                 -     You can change the beneficiary by providing us with a written request while the insured is living.
                                 -     The change in beneficiary is effective as of the date you sign the written request.
                                 -     We are not liable for any actions we may have taken before we received the written request.

ASSIGNING                        -     You may assign Policy rights while the insured is alive.
THE POLICY                       -     The owner retains any ownership rights that are not assigned.
                                 -     Assignee may not change the owner or the beneficiary, and may not elect or change an optional method of payment. We will pay any amount payable to the assignee in a lump sum.
                                 -     Claims under any assignment are subject to proof of interest and the extent of the assignment.
                                 -     We are not:
                                       -     bound by any assignment unless we receive a written notice of the assignment.
                                       -     responsible for the validity of any assignment.
                                       -     liable for any payment we made before we received written
                                             notice of the assignment.
                                  -    Assigning the Policy may have tax consequences.  See "Federal
                                       Tax Considerations."

                               CANCELING A POLICY


        You may cancel a Policy during the "right-to-examine period" by returning it to our Home Office. In most states, the right-to-examine period expires 10 days after you receive the Policy. This period will be longer if required by state law. If you decide to cancel the Policy during the right-to-examine period, we will treat the Policy as if we never issued it. Within seven calendar days after we receive the returned Policy, we will refund an amount equal to the greater of Contract Value at the end of the Valuation Date on which we receive the returned Policy at our Home Office or the sum of all premiums paid for the Policy.


PREMIUMS
================================================================================

                              PREMIUM FLEXIBILITY

        You have flexibility to determine the frequency and the amount of the premiums you pay. You do not have to pay premiums according to any schedule. However, you greatly increase your risk of lapse if you do not regularly pay premiums at least as large as the current minimum premium.


        Before we issue a Policy, we will require you to pay the premium indicated on your Policy's specification page. Thereafter, you may pay premiums ($25 minimum) at any time. You must make all premiums to our Service Center. We reserve the right to limit the number and amount of any unscheduled premiums. You may not pay any premiums after the insured reaches attained age 100.



        We multiply each premium by the percent of premium factor (currently 0.965) and credit the resulting value to the Contract Value. We retain the balance of each premium to compensate us for certain expenses such as premium taxes and selling expenses.



        WE WILL TREAT ANY PAYMENT YOU MAKE AS A PREMIUM UNLESS YOU CLEARLY MARK IT AS A LOAN REPAYMENT. We have the right to limit or refund any premium, if the premium would disqualify the Policy as a life insurance contract under the Internal Revenue Code, or if the payment would increase the death benefit by more than the amount of the premium. Your Policy's specifications page will show the maximum premium amount. If we return a portion of your premium based on the maximum premium amount, we will not allow you to make additional premiums until they are allowed by the maximum premium limitations.

         ELECTRONIC PAYMENTS OR BILLING. If you authorize electronic payment of your premiums from your bank account, or if you ask to be billed for your premiums, the total amount of premiums being debited, or billed, must be at least $300 per year. You can be billed, or make electronic payments, on an annual, semi-annual, quarterly or monthly basis for the applicable fraction of $300, but the total for the year must add up to at least $300.


         You can stop paying premiums at any time and your Policy will continue in force until the earlier of the maturity date (when the insured reaches attained age 110), or the date when either (1) the insured dies, or (2) the grace period ends after the Surrender Value has been exhausted, or (3) we receive your signed request to surrender the Policy.

                                MINIMUM PREMIUMS


         The full initial premium is the only premium required to be paid under the Policy. However, you greatly increase your risk of lapse if you do not regularly pay premiums at least as large as the current minimum premium. PAYING THE CURRENT MONTHLY MINIMUM PREMIUM WILL NOT NECESSARILY KEEP YOUR POLICY IN FORCE. Additional premiums may be necessary to keep the Policy in force.


         The initial minimum premium and payment mode (annual and monthly) are shown on your Policy's specifications page, and depends on a number of factors including the age, sex, and risk class of the proposed insured, and the principal sum requested.

         The minimum premium will change if:


            -     you increase or decrease the principal sum;
            -     you change the death benefit option;
            -     you change or add a rider;
            - you take a partial withdrawal when you have elected the level death benefit option (Option B); or
            - the insured's class changes (for example, from smoker to non-smoker, or from standard to substandard).



         If your Surrender Value (Contract Value, minus any surrender charge, and minus any outstanding loan amount and interest owed) becomes zero or less, so that you cannot pay the monthly deduction, and if the cumulative premiums you have paid, less withdrawals, are less than the cumulative minimum premiums required under your Policy (that is, the sum of all past monthly-mode minimum premiums due since the issue date), then your Policy will enter a 61 day grace period during which you must make a sufficient payment to keep the Policy in force. But if the cumulative premiums you have paid, less withdrawals, are greater than the cumulative minimum premiums required under your Policy, then your Policy will enter a grace period only if your Contract Value, minus any outstanding loans and interest owed, is insufficient to pay the entire monthly deduction.


                                PLANNED PREMIUMS


         You may determine a planned premium schedule which allows you to pay level premiums at fixed intervals over a specified period of time. You are not required to pay premiums according to this schedule. You may change the amount, frequency, and the time period over which you make your planned premiums by sending us a written request. We have the right to limit the amount of any increase in planned premiums. Even if you make your planned premiums on schedule, your Policy may lapse if your Surrender Value (or Contract Value, if applicable) is insufficient to pay the monthly deduction. See "Risk Summary", "Policy Lapse".

                               ALLOCATING PREMIUMS


         When you apply for a Policy, you must instruct us to allocate your premium to one or more subaccounts of the variable account and to the fixed account according to the following rules:

         - you must put at least 1% of each premium in any subaccount or the fixed account you select;
         - allocation percentages must be in whole numbers and the sum of the percentages must equal 100.

You can change the allocation instructions for additional premiums without charge at any time by providing us with written notification (or any other notification we deem satisfactory). Any allocation change will be effective on the date we record the change. Any future net premiums will be allocated in accordance with the new allocation, unless we receive contrary written instructions. We reserve the right to limit the number of premium allocation changes. We also reserve the right to limit the number of subaccount allocations in effect at any one time.

         Investment returns from amounts allocated to the subaccounts will vary with the investment experience of these subaccounts and will be reduced by Policy charges. YOU BEAR THE ENTIRE INVESTMENT RISK FOR AMOUNTS YOU ALLOCATE TO THE SUBACCOUNTS.


         On the issue date, we will allocate your premium(s), times the percent of premium factor, minus the monthly deduction(s) to the fixed account. We also allocate any premiums we receive from the issue date to the reallocation date (the record date, plus the number of days in your state's right to examine period, plus 10 days) to the fixed account. While held in the fixed account, premium(s) will be credited with interest at the current fixed account rate. On the reallocation date, we will reallocate the Contract Value in the fixed account to the other subaccounts (at the unit value next determined) and the fixed account in accordance with the allocation percentages provided in the application.


         We invest all premiums paid after the reallocation date on the Valuation Day they are received in our Service Center. We credit these premiums to the subaccounts at the unit value next determined after we receive your payment.

CONTRACT VALUES
================================================================================

                                CONTRACT VALUE


CONTRACT           -     serves as the starting point for calculating values
VALUE                    under a Policy
                   -     equals the sum of all values in each subaccount and
                         the fixed account
                   -     is determined on the issue date and on each Valuation
                         Day
                   -     on the issue date, equals the initial premium times the
                         percent of premium factor, less the monthly deduction
                   -     has no guaranteed minimum amount and may be more or
                         less than premiums paid


                                 SURRENDER VALUE

         The Surrender Value is the amount we pay when you surrender your Policy. We determine the Surrender Value at the end of the Valuation Period when we receive your written surrender request.

SURRENDER               -   the Contract Value as of such date; MINUS
VALUE ON ANY            -   any surrender charge as of such date; MINUS
VALUATION               -   any outstanding Policy loans; MINUS
DAY EQUALS:             -   any interest you owe on the Policy loans.

                                SUBACCOUNT VALUE

         Each subaccount's value is the Contract Value in that subaccount. At the end of any Valuation Period, the subaccount's value is equal to the number of units that the Policy has in the subaccount, multiplied by the unit value of that subaccount.


THE NUMBER              -   the initial units purchased at the unit value on
OF UNITS IN                 the issue date; PLUS
ANY                     -   units purchased with additional premiums net of
SUBACCOUNT                  the percent of premium factor; PLUS
ON ANY                  -   units purchased via transfers from another
VALUATION                   subaccount or the fixed account; MINUS
DAY EQUALS:             -   units redeemed to pay a pro-rata share of the
                            monthly deductions; MINUS
                        -   units redeemed to pay for withdrawals, and any
                            applicable surrender charges; MINUS
                        -   units redeemed as part of a transfer to another
                            subaccount or the fixed account.


         Every time you allocate or transfer money to or from a subaccount, we convert that dollar amount into units. We determine the number of units we credit to, or subtract from, your Policy by dividing the dollar amount of the allocation, transfer, or withdrawal, by the unit value for that subaccount at the end of the Valuation Period.

                              SUBACCOUNT UNIT VALUE

         The value (or price) of each subaccount will reflect the investment performance of the portfolio in which the subaccount invests. Unit values will vary among subaccounts. The unit value of each subaccount was originally established at $10 per unit. The unit value may increase or decrease from one Valuation Period to the next.

         The unit value of any subaccount at the end of a Valuation Period is calculated as:

            A x B, where:

            "A" is the subaccount's unit value for the end of the immediately preceding Valuation Day; and
            "B" is the net investment factor for the most current Valuation Day.

         The net investment factor is an index we use to measure the investment performance of a subaccount from one Valuation Period to the next. Each subaccount has a net investment factor for each Valuation Period that may be greater or less than one. Therefore, the value of a unit (and the value of a subaccount) may increase or decrease. We determine the net investment factor for any subaccount for any Valuation Period by the following formula:

                                     X    Z
                                    --- -
                                     Y

"X" equals:

         1. the net asset value per portfolio share held in the subaccount at the end of the current Valuation Day; PLUS



         2. the per share amount of any dividend or capital gain distribution on shares held in the subaccount during the current Valuation Day; LESS



         3. the per share amount of any capital loss distribution on shares held in the subaccount during the current Valuation Day; LESS



         4. the per share amount of any taxes or any amount set aside during the Valuation Day as a reserve for taxes.



"Y" equals the net asset value per portfolio share held in the subaccount as of the end of the immediately preceding Valuation Day.


"Z" equals the mortality and expense risk charge.

                               FIXED ACCOUNT VALUE

         On the issue date, the fixed account value is equal to the premiums allocated to the fixed account, less the portion of the first monthly deduction taken from the fixed account.

THE FIXED              -       "A" is the fixed account value on the preceding
ACCOUNT VALUE                  Valuation Day plus interest from the preceding
AT THE END OF                  Valuation Day to the date of calculation; PLUS
ANY VALUATION
PERIOD IS              -       "B" is the portion of the premium(s), multiplied
EQUAL TO                       by the percent of premium factor, allocated to
A+B+C-D-E-F:                   the fixed account since the preceding Valuation
                               Day, plus interest from the date such premiums were received to the date of calculation; PLUS

                       - "C" any amounts transferred to the fixed account since the preceding Valuation Day, plus interest from the effective date of such transfers to the date of calculation; MINUS

                       - "D" is the amount of any transfer from the fixed account to the subaccounts since the preceding Valuation Day, plus interest from the effective date of such transfers to the date of calculation; MINUS


                       - "E" is the amount of any withdrawals (partial surrenders) and any applicable surrender charges deducted from the fixed account since the preceding Valuation Day, plus interest on those surrendered amounts from the effective date of each withdrawal to the date of calculation; MINUS


                       - "F" is zero, except on the monthly due date, when it is a pro-rata share of the monthly deduction for the month beginning on that monthly due date.

         Your Policy's guaranteed minimum fixed account value will not be less than the minimum values required by the state where we deliver your Policy.

CHARGES AND DEDUCTIONS
================================================================================

         This section describes the charges and deductions that we make under the Policy to compensate for: (1) the services and benefits we provide; (2) the costs and expenses we incur; and (3) the risks we assume.

SERVICES AND         -        the death benefit (principal sum), surrender
BENEFITS WE                   and loan benefits under the Policy
PROVIDE:             -        investment options, including premium allocations
                     -        administration of elective options
                     -        the distribution of reports to owners

COSTS AND            -        costs associated with processing and underwriting
EXPENSES WE                   applications, issuing and administering the Policy
INCUR:                        (including any riders)
                     -        overhead and other expenses for providing services
                              and benefits
                     -        sales and marketing expenses
                     -        other costs of doing business, such as collecting
                              premiums, maintaining records, processing claims, effecting transactions, and paying Federal, state and local premium and other taxes and fees

RISKS WE             -        that the cost of insurance charges we may deduct
ASSUME:                       are insufficient to meet our actual claims because
                              insureds die sooner than we estimate
                     -        that the costs of providing the services and
                              benefits under the Policies exceed the charges we deduct

                               PREMIUM DEDUCTIONS


         When you make a premium payment, we apply a percent of premium factor currently equal to 0.965 to the premium to determine the amount that we will allocate to the subaccounts and the fixed account according to your instructions. The 3.5% of each premium we retain compensates us for distribution expenses and state premium taxes. We may change the percent of premium factor for new Policies in the future.


                                MONTHLY DEDUCTION

         We take a monthly deduction from the Contract Value on the issue date and on each monthly due date (the same day of each succeeding month as the issue date, or, if there is no comparable Valuation Day, the next Valuation Day). We will make deductions from each subaccount and the fixed account in accordance with the current premium allocation instructions. If the value of any subaccount or the fixed account is insufficient to pay that subaccount or fixed account's portion of the monthly deduction, we will take the monthly deduction on a pro-rata basis from all accounts (i.e., in the same proportion that the value in each subaccount and the fixed account bears to the total Contract Value on the monthly due date). Because portions of the monthly deduction can vary from month-to-month, the monthly deduction will also vary.

         The monthly deduction is equal to:

             -->   The cost of insurance charge for the Policy; PLUS
             -->   The charges for any riders; PLUS
             -->   The monthly administration charge; PLUS
             -->   The special premium factor applied to the cost of insurance for a special premium class, if any;  PLUS

             -->   The flat extra charge for a special premium class, if any.


         COST OF INSURANCE. We assess a monthly cost of insurance charge to compensate us for underwriting the death benefit (i.e., the anticipated cost of paying a death benefit that exceeds your Contract Value). The charge depends on a number of variables (Contract Value and the insured's issue age, sex, and risk class, and the number of months since the issue date) that would cause it to vary from Policy to Policy and from monthly due date to monthly due date.


         The cost of insurance charge is equal to the cost of insurance rate at the insured's attained age, times the number of thousands of Risk Insurance Amount.

         The Risk Insurance Amount is:

         1. The current death benefit; MINUS
         2. The Contract Value at the end of the Valuation Day preceding the monthly due date; PLUS
         3. The monthly administrative charge for the month that begins on the monthly due date; PLUS
         4. Any charges for riders for the month that begins on the monthly due date.

         The Risk Insurance Amount may increase, or decrease, depending on investment experience, the payment of additional premiums, Policy riders, and the application of the death benefit percentage formula. Therefore, the cost of insurance charges can increase or decrease over time.

         Cost of insurance rates are based on the sex, attained age, and risk class of the insured. The cost of insurance rates are generally higher for male insureds than for female insureds of the same age and risk class, and ordinarily increase with age. Cost of insurance rates may never exceed the guaranteed maximum cost of insurance rates shown in Appendix A.

         The risk class of the insured will affect the cost of insurance rates. We currently place insureds into standard rate classes and premium classes involving higher mortality risks. The cost of insurance rates for classes involving higher mortality risks are multiples of the standard rates. If the insured is in a special premium class, the guaranteed maximum monthly cost of insurance rate will be the rate shown in the table in Appendix A times the special premium class rating factor shown on your Policy's specification page. The charge for any attached rider is a separate calculation.

         We calculate the cost of insurance separately for the initial principal sum and for any increase in principal sum. If you request and we approve an increase in your Policy's principal sum, then a different risk class (and a different cost of insurance) may apply to the increase, based on the insured's circumstances at the time of the increase.

         The Policies are based on mortality tables that distinguish between men and women. As a result, the Policy may pay different benefits to men and women of the same age and risk class. We also offer Policies based on unisex mortality tables if required by state law.

         CHARGES FOR RIDERS. The monthly deduction includes charges for any optional insurance benefits you add to your Policy by rider.


         MONTHLY ADMINISTRATION CHARGE. We deduct this charge to compensate us for administrative expenses such as recordkeeping, processing death benefit claims and Policy changes, and overhead costs. The monthly administration charge currently equals $5, guaranteed never to be higher than $8.



         MONTHLY SPECIAL PREMIUM CLASS CHARGE. If the insured is in a special premium class, the guaranteed maximum monthly cost of insurance rate will be the rate shown in the Policy times the special premium rate factor shown on the Policy's specifications page. This factor is applied to both current and guaranteed cost of insurance rate. This charge compensates us for additional costs associated with claims from the insureds in the special premium class. If applicable to you, your Policy's specifications page will show the amount of this charge.


         MONTHLY FLAT EXTRA CHARGE. We deduct a flat extra charge if the insured is in a special premium class. This compensates us for the additional costs associated with the special premium class. The charge, if any, will be shown on your Policy's specifications page.


                        MORTALITY AND EXPENSE RISK CHARGE

         We deduct a daily charge from your Contract Value in each subaccount to compensate us for certain mortality and expense risks we assume. The mortality risk is that an insured will live for a shorter time than we project. The expense risk is that the expenses that we incur will exceed the administrative charge limits we set in the Policy. This charge is equal to:

            -     your Contract Value in each subaccount MULTIPLIED BY

            - the daily pro rata portion of the annual mortality and expense risk charge rate of 0.90%.

         If this charge does not cover our actual costs, we absorb the loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We expect to profit from this charge. We may use any profits for any lawful purpose including covering distribution costs.

                                SURRENDER CHARGE


         We deduct a surrender charge if, during the first 14 Policy years, you:



            -     fully surrender the Policy, or
            - take a partial withdrawal from your Policy, if you have elected a level death benefit (Option B), or
            - you decrease the principal sum that was in effect at the time of issue.



         In the case of a full surrender, we pay the remaining Contract Value (less any surrender charge and any outstanding loan amount) to you. The payment you receive is called the Surrender Value.


         If you take a partial withdrawal, we will reduce the Contract Value on a pro-rata basis from the subaccounts and the fixed account (unless you instruct us otherwise) by the amount of the partial withdrawal, the processing fee, and any surrender charge.


         THE SURRENDER CHARGE MAY BE SIGNIFICANT. YOU SHOULD CAREFULLY CALCULATE THIS CHARGE BEFORE YOU REQUEST A SURRENDER. Under some circumstances the level of surrender charges might result in no Contract Value available if you surrender your Policy during the period when surrender charges apply. This will depend on a number of factors, but is more likely if:


            1. you pay premiums equal to or not much higher than the
               minimum premium shown in your Policy, or
            2. investment performance is too low.


         The surrender charge is equal to the sum of the Deferred Sales Charge Component and the Administrative Component.



         The Deferred Sales Charge Component is calculated by:

            1. find the sum of all premiums that have been paid to the
               Policy (do not deduct amounts withdrawn or the percent of premium factor);
            2. multiply this sum by 0.075 if the insured's issue age was 65 or younger, or by 0.050 if the insured's issue age was 66 or older;
            3. multiply the result by the appropriate number on this table:



-------------------------------------------------------------------------------------------------------------------------
Policy Year:      1-3     4       5       6       7        8       9       10      11      12      13      14      15 or
                                                                                                                   more
-------------------------------------------------------------------------------------------------------------------------
Issue ages        1.00    1.00    1.00    0.90    0.80     0.70    0.60    0.50    0.40    0.30    0.20    0.10    0.00
0-65
-------------------------------------------------------------------------------------------------------------------------
Issue ages 66     1.00    0.90    0.80    0.70    0.60     0.50    0.40    0.30    0.20    0.15    0.10    0.05    0.00
and older
-------------------------------------------------------------------------------------------------------------------------



         The Administrative Component is calculated by:



            1. the appropriate surrender charge factor from the tables in
               Appendix B for the insured's age on the issue date and the number of full Policy years since the issue date (regardless of whether the Policy has lapsed and been reinstated) (the tables vary by sex and risk class); MULTIPLIED BY



            2. the number of thousands of principal sum on the issue date,
               MINUS any reductions in principal sum for which a surrender charge has already been imposed.



         DECREASE IN PRINCIPAL SUM. If you decrease the principal sum that was in effect on the issue date, we will assess the administrative component of the surrender charge. To determine the surrender charge for a decrease in principal sum: multiply the appropriate surrender charge factor from the tables in Appendix B by the number of thousands of principal sum at the time of issue that are now being decreased. Only a reduction in the original principal sum amount (as of the issue date) incurs a surrender charge.


         AN EXAMPLE OF CALCULATING THE SURRENDER CHARGE FOLLOWS:


This example is for a Policy that is in its seventh Policy year. The principal sum is $200,000 and the issue age is 35. A premium of $1,000 has been paid at the beginning of each year and the total cumulative premium payments are $7,000.



The total surrender charge is the sum of a Deferred Sales Charge
Component and an Administrative Component.



The Deferred Sales Charge Component is calculated by multiplying the cumulative premium by 0.075, then multiplying the result by the appropriate number from the table. For this example the appropriate number is 0.80. The result is (7,000)(0.075)(0.80) = $420.



The Administrative Component is calculated by multiplying the number of thousands of principal sum by the appropriate factor from the surrender charge table. In this example the factor is 4.94. The result is (200)(4.94) = $988.



The total surrender charge is the sum of the Deferred Sales Charge Component and the Administrative Component. The total surrender charge is therefore 420 + 988 = $1,408.


         PARTIAL WITHDRAWAL PROCESSING FEE. We deduct a processing fee equal to the lesser of $25 or 2% of the amount withdrawn.

                                 TRANSFER CHARGE


         - We currently allow you to make 12 transfers each Policy year free from charge. Any unused free transfers do not carry over to the next Policy year.


         - We charge $25 for each additional transfer. We will not increase this charge.

         - For purposes of assessing the transfer charge, each written or telephone request is considered to be one transfer, regardless of the number of subaccounts (or fixed account) affected by the transfer.


         - We deduct the transfer charge from the amount being transferred, or from the remaining Contract Value, according to your instructions.



         - Transfers we effect on the reallocation date, and transfers due to loans, automatic asset rebalancing, and dollar cost averaging, do NOT count as transfers for the purpose of assessing this charge.


                               PORTFOLIO EXPENSES


         The value of the net assets of each subaccount reflects the investment advisory fees, 12b-1 fees in some cases, and other expenses incurred by the corresponding portfolio in which the subaccount invests. See the Portfolio Expense Table in this prospectus, and the mutual funds' prospectuses for further information on these fees and expenses.


         We may receive compensation from the investment advisers, administrators, distributors (and/or an affiliate thereof) of the portfolios in connection with administrative, distribution, or other services and cost savings experienced by the investment advisers, administrators or distributors. It is anticipated that such compensation will be based on assets of the particular portfolios attributable to the Policy. Some advisers, administrators or distributors may pay us more than others.

                                  OTHER CHARGES


         -     We charge $5 for each additional annual report you request.
         - We charge $1.50 per $1,000 for each increase in principal sum (this charge cannot exceed $300).
         - Any riders attached to the Policy will have their own charges.

DEATH BENEFIT

===============================================================================

                             DEATH BENEFIT PROCEEDS


         As long as the Policy is in force, we will pay the death benefit proceeds once we receive satisfactory proof of the insured's death at our Home Office. We may require return of the Policy. We will pay the death benefit proceeds to the primary beneficiary or a contingent beneficiary. If the beneficiary dies before the insured and there is no contingent beneficiary, we will pay the death benefit proceeds to the owner or the owner's estate. We will pay the death benefit proceeds into an interest paying checking account or under a payment option. See "Payment Options".


DEATH BENEFIT
PROCEEDS EQUAL:

        -    the death benefit (described below); MINUS
        -    any past due monthly deductions; MINUS
        -    any outstanding Policy loan on the date of death; MINUS
        -    any interest you owe on the Policy loan(s); PLUS
        -    any additional insurance provided by rider.

        If all or part of the death benefit proceeds are paid in one sum, we will pay interest on this sum as required by applicable state law from the date we receive due proof of the insured's death to the date we make payment.


        We may further adjust the amount of the death benefit proceeds under certain circumstances. See "Our Right to Contest the Policy"; "Misstatement of Age or Sex"; and "Suicide Exclusion".


                              DEATH BENEFIT OPTIONS


        In your application, you tell us how much life insurance coverage you want on the life of the insured. We call this the "principal sum" of insurance. You also chose whether the death benefit we will pay is Option A (variable death benefit through attained age 99), or Option B (level death benefit through attained age 99). For attained ages after age 99, the death benefit equals the Contract Value. You may change the death benefit option after the first Policy year.


THE VARIABLE     -    the principal sum PLUS the Contract Value (determined as
DEATH BENEFIT         of the end of the Valuation Period during which the
UNDER OPTION          insured dies); OR
A IS THE         -    the death benefit required by the Tax Code (Contract Value
GREATER OF:           on the date of death multiplied by the applicable death
                      benefit percentage).

        Under Option A, the death benefit varies with the Contract Value.

THE LEVEL        -    the principal sum on the date of death; OR
DEATH BENEFIT    -    the death benefit required by the Tax Code (Contract Value
UNDER OPTION          on the date of death multiplied by the applicable death
B IS THE              benefit percentage).
GREATER OF:

        Under Option B, your death benefit generally equals the principal amount and will remain level, unless the death benefit is determined as required by the Tax Code (Contract Value times the applicable death benefit percentage).

        Under Option A, your death benefit will tend to be higher than under Option B. However, the monthly insurance charges we deduct will also be higher to compensate us for our additional risk. Because of this, your Contract Value will tend to be higher under Option B than under Option A.

        In order for the Policy to qualify as life insurance, Federal tax law requires that your death benefit be at least as much as your Contract Value multiplied by the applicable death benefit percentage. The death benefit percentage is based on the insured person's attained age. For example, the death benefit percentage is 250% for an insured at age 40 or under, and it declines for older insureds. The following table indicates the applicable death benefit percentages for different attained ages:

           ATTAINED AGE               DEATH BENEFIT PERCENTAGE
           40 and under                         250%

             41 to 45                250% minus 7% for each age
                                            over age 40

             46 to 50                209% minus 6% for each age
                                            over age 45

             51 to 55                178% minus 7% for each age
                                            over age 50

             56 to 60                146% minus 4% for each age
                                            over age 55

             61 to 65                128% minus 2% for each age
                                            over age 60

             66 to 70                119% minus 1% for each age
                                            over age 65

             71 to 74                113% minus 2% for each age
                                            over age 70

             75 to 90                           105%

             91 to 94                104% minus 1% for each age
                                            over age 90

           95 and above                         100%




        If the Tax Code requires us to increase the death benefit by reference to the death benefit percentages, that increase in the death benefit will increase our risk, and will result in a higher monthly cost of insurance.



        OPTION A EXAMPLE. Assume that the insured's attained age is under 40, that there have been no decreases in the principal sum, and that there are no outstanding loans. Under Option A, a Policy with a principal sum of $50,000 will pay a death benefit equal to the greater of $50,000 plus Contract Value or 250% of the Contract Value. Thus, a Policy with a Contract Value of $10,000 will have a death benefit of $60,000 (that is, the greater of $60,000 ($50,000 + $10,000) or $25,000 (250% of $10,000)).



        However, once the Contract Value exceeds $33,334, the death benefit determined by reference to the death benefit percentage ($33,333 X 250% = $83,335) will be greater than the principal sum plus Contract Value ($50,000 + $33,334 = $83,334). Each additional dollar of Contract Value above $33,334 will increase the death benefit by $2.50.



        Similarly, under this scenario, any time Contract Value exceeds $33,334, each dollar taken out of Contract Value will reduce the death benefit by $2.50.



        OPTION B EXAMPLE. Assume that the insured's attained age is under 40, there have been no withdrawals or decreases in principal sum, and that there are no outstanding loans. Under Option B, a Policy with a $50,000 principal sum will generally pay $50,000 in death benefits. However, because the death benefit must be equal to or be greater than 250% of Contract Value, any time the Contract Value exceeds $20,000, the death benefit will be determined as required by the Tax Code (Contract Value X 250%) and will exceed the principal sum of $50,000. Each additional dollar added to the Contract Value above $20,000 will increase the death benefit by $2.50.

        Similarly, so long as the Contract Value exceeds $20,000, each dollar taken out of the Contract Value will reduce the death benefit by $2.50.


                         CHANGING DEATH BENEFIT OPTIONS


        - After the first Policy year, you may change death benefit options or change the principal sum (but not both, unless done simultaneously) once each Policy year.


        -    You must make your request in writing.

        -    We may require evidence of insurability.




        - The effective date of the change will be the monthly due date on or following the date when we approve your request for a change.

        - We will send you a Policy endorsement with the change to attach to your Policy.

        - Changing the death benefit option may have tax consequences. You should consult a tax adviser before changing the death benefit option.

    FROM OPTION A (VARIABLE DEATH BENEFIT) TO OPTION B (LEVEL DEATH BENEFIT)

        -    We do not require evidence of insurability.

        - The principal sum will change. The new Option B principal sum will equal the Option A principal sum plus the Contract Value on the effective date of the change.

        -    The minimum premium will increase.

        - The change in option affects the determination of the death benefit since Contract Value is no longer added to the principal sum. The death benefit will equal the new principal sum (or, if higher, the Contract Value times the applicable death benefit percentage).

    FROM OPTION B (LEVEL DEATH BENEFIT) TO OPTION A (VARIABLE DEATH BENEFIT)

        -    You must provide satisfactory evidence of insurability.

        - The principal sum will change. The new Option A principal sum will equal the Option B principal sum less the Contract Value immediately before the change, but the new principal sum will not be less than the minimum principal sum shown on your Policy's specifications page. WE WILL NOT IMPOSE ANY SURRENDER CHARGE SOLELY AS A RESULT OF THIS CHANGE IN PRINCIPAL SUM.

        -    The minimum premium will decrease.

        - The change in death benefit option affects the determination of the death benefit since Contract Value will be added to the new principal sum, and the death benefit will then vary with the Contract Value.

        A change in death benefit option may affect the future monthly cost of insurance charge, which varies with the Risk Insurance Amount. Generally, the Risk Insurance Amount is the amount by which the death benefit exceeds the Contract Value. (See " Charges and Deductions -- Monthly Deduction -- Cost of Insurance.") If the death benefit does not equal Contract Value times the death benefit percentage under either Options A or B, changing from Option A (variable death benefit) to Option B (level death benefit) will generally decrease the future Risk Insurance Amount. This would decrease the future cost of insurance charges. Changing from Option B (level death benefit) to Option A (variable death benefit) generally results in a Risk Insurance Amount that remains level. Such a change, however, results in an increase in cost of insurance charges over time, since the cost of insurance rates increase with the insured's age.


        After any change in death benefit option, the total surrender charge for the Policy will continue to be based on the principal sum on the issue date on which surrender charges have not already been imposed.


                   EFFECTS OF WITHDRAWALS ON THE DEATH BENEFIT

        If you have selected the variable death benefit (Option A), a withdrawal will not affect the principal sum. But if you have selected the level death benefit (Option B), a withdrawal (partial surrender) will reduce the principal sum by the amount of the withdrawal (not including surrender charges or the processing fee). The reduction in principal sum will be subject to the terms of the Changing the Principal Sum section below.

                           CHANGING THE PRINCIPAL SUM


        When you apply for the Policy, you tell us how much life insurance coverage you want on the life of the insured. We call this the principal sum. After the first Policy year, you may change the principal sum subject to the conditions described below. YOU MAY EITHER CHANGE THE PRINCIPAL SUM OR CHANGE THE DEATH BENEFIT OPTION (BUT NOT BOTH, UNLESS DONE SIMULTANEOUSLY) NO MORE THAN ONCE PER POLICY YEAR. We will send you a Policy endorsement with the change to attach to your Policy.


        Increasing the principal sum could increase the death benefit. Decreasing the principal sum could decrease the death benefit. The amount of change in the death benefit will depend, among other things, upon the selected death benefit option and the degree to which the death benefit exceeds the principal sum prior to the change. Changing the principal sum could affect the subsequent level of death benefit and Policy values. An increase in the principal sum may increase the Risk Insurance Amount, thereby increasing your cost of insurance charge. Conversely, a decrease in the principal sum may decrease the Risk Insurance Amount, thereby decreasing your cost of insurance charge.

        We will not permit any change that would result in your Policy being disqualified as a life insurance contract under Section 7702 of the Internal Revenue Code. However, changing the principal sum may have other tax consequences. You should consult a tax adviser before changing the principal sum.

        INCREASES

        - You may increase the principal sum by submitting a written request and providing evidence of insurability satisfactory to us. The increase will be effective on the monthly due date following our approval of your request.


        - You can only increase the principal sum before the insured's attained age 80.


        -    The minimum increase is $10,000.

        - We deduct a processing fee from the Contract Value equal to $1.50 per $1,000 of increase. The fee cannot exceed $300. The processing fee will be deducted from the subaccounts and the fixed account on a pro-rata basis, unless you give us different instructions.

        - If the amount of the Contract Value is insufficient to cover the processing fee, you must add sufficient additional premiums before the increase in principal sum will become effective.

        - Increasing the principal sum will increase your Policy's minimum premium.

        DECREASES

        - You may decrease the principal sum, but not below the minimum principal sum amount shown on your Policy specifications page.

        - You must submit a written request to decrease the principal sum. Evidence of insurability is not required.


        - Any decrease will be effective on the monthly due date following our approval of your request.



        -    Any decrease will first be used to:



                1. reduce the most recent increase; then
                2. the next most recent increases in succession; and then
                3. the original principal sum on the issue date (subject to a surrender charge).



        - If you decrease the principal sum that was in effect on the issue date, we will assess the Administrative Component of the surrender charge. To determine the surrender charge for a decrease in principal sum, multiply the appropriate surrender charge factor from the tables in Appendix B by the number of thousands of principal sum at the time of issue that are now being decreased. Only a reduction in the original principal sum amount (as of the issue date) incurs a surrender charge. Surrender charges will be deducted from the subaccounts and the fixed account on a pro-rata basis, unless you give us different instructions.


        - A decrease in principal sum may require that a portion of a Policy's Surrender Value be distributed as a partial surrender in order to maintain federal tax compliance.

        - Decreasing the principal sum will reduce your Policy's minimum premium.

                                 PAYMENT OPTIONS


        There are several ways of receiving proceeds under the death benefit and surrender provisions of the Policy, other than in a lump sum. Below is information concerning settlement options described in your Policy. None of these options vary with the investment performance of a variable account.



SETTLEMENT OPTIONS. If you surrender the Policy, or if the Policy matures, you may elect to receive the net surrender value in either a lump sum or as a series of regular income payments under one of five fixed settlement options described below. In either event, life insurance coverage ends. Also, when the insured dies, the beneficiary may apply the lump sum death benefit proceeds to one of the same settlement options. The proceeds under any settlement option must be at least $2,500, and each payment must be at least $25, or we will instead pay the proceeds in one lump sum. We may make other settlement options available in the future.



        Once we begin making payments under a settlement option, you or the beneficiary will no longer have any value in the subaccounts or the fixed account. Instead, the only entitlement will be the amount of the regular payment for the period selected under the terms of the settlement option chosen. Depending upon the circumstances, the effective date of a settlement option is the surrender date, the maturity date or the insured's date of death.

        Under any settlement option, the dollar amount of each payment will depend on three things:



        - the amount of the surrender or death benefit proceeds on the surrender date, maturity date or insured's date of death;



        - the interest rate we credit on those amounts (we guarantee a minimum interest rate); and



        - the specific option(s) you choose. The amount you would receive may depend on your adjusted age and sex.



OPTION 1 --              -     Your proceeds will earn interest at a rate of
INTEREST                       2.5% per year compounded annually.
ACCUMULATION:            -     We may not keep the funds under this option for
                               longer than five years, unless the beneficiary is a minor, in which case we may hold the funds until the beneficiary attains the age of majority.



OPTION 2 --              -     You will receive income of at least $25 annually,
INTEREST INCOME:               $12.42 semi-annually, $6.19 quarterly, or $2.05
                               monthly for each $1,000 of proceeds.
                         -     Unless you direct otherwise, the payee may
                               withdraw the proceeds at any time.
                         -     After the first year, we may defer such
                               withdrawal for up to six months.



OPTION 3 --              -     We will pay installments for a specified period.
INCOME - PERIOD          -     The amount of each installment will not be less
CERTAIN:                       than the amounts shown in the table in your
                               Policy.
                         -     If the payee dies before the end of the specified
                               period, we will pay the installments to the contingent payee for the remainder of the specified period.





OPTION 4 --              -     We will pay installments of a specified amount
INCOME - AMOUNT                until the proceeds together with interest are
CERTAIN:                       paid in full.
                         -     We will credit interest at a rate of 2.5%
                               compounded annually.



OPTION 5 --              -     We will pay installments for the payee's
INCOME - LIFE:                 lifetime.
                         -     We will make payments for at least a specified
                               guaranteed period.
                         -     If the payee dies before the end of the
                               guaranteed period, we will continue to pay proceeds to a contingent payee for the remainder of the guaranteed period.
                         -     The amount of each installment will depend on the
                               adjusted age and sex of the payee at the time the first payment is due.
                         -     We determine the adjusted age by calculating the
                               age at the payee's nearest birthday on the date of the first payment and subtracting a number that depends on the year in which the first payment begins:



                             First Payment Date             Adjusted Age is Age Minus
                             ------------------             -------------------------
                               Before 2001                             0
                               2001 to 2010                            1
                               2011 to 2020                            2
                               2021 to 2030                            3
                               2031 to 2040                            4

                               After 2040                              5



SURRENDERS AND WITHDRAWALS
===============================================================================

                                   SURRENDERS


        - You may make a written request to surrender your Policy for its Surrender Value as calculated at the end of the Valuation Day when we receive your request. You should send your written request to the Service Center. A surrender may have tax consequences.


        - The insured must be alive and the Policy must be in force when you make your written request. A surrender is effective as of the date when we receive your written request.


        - You will incur a surrender charge if you surrender the Policy during the first 14 Policy years. See "Charges and Deductions".


        - Once you surrender your Policy, all coverage and other benefits under it cease and cannot be reinstated.

        - We will pay you the Surrender Value in a lump sum within seven days unless you request other arrangements.

        - Surrendering the Policy may have tax consequences. See "Federal Tax Consequences."

                               PARTIAL WITHDRAWALS


        After the first Policy Year, you may request a withdrawal of a portion of your Contract Value subject to certain conditions. Partial withdrawals may have tax consequences. See "Federal Tax Consequences."


WITHDRAWAL      -    You must make your partial withdrawal request to us in
CONDITIONS:          writing.

                -    You should send your written request to the Service
                     Center.

                - You may make only one partial withdrawal each calendar quarter.
                -    You must request at least $500.
                - You cannot withdraw more than 75% of the Surrender Value without surrendering the Policy.
                - You can specify the subaccount(s) and fixed account from which to make the withdrawal, otherwise we will deduct the amount from the subaccounts and the fixed account on a pro-rata basis (that is, according to the percentage of Contract Value contained in each subaccount and the fixed account).
                - We will process the withdrawal at the unit values next determined after we receive your request.
                - We generally will pay a withdrawal request within seven days after the Valuation Day when we receive the request.



        Whenever you take a withdrawal, we deduct a processing fee (on a pro rata basis) from the Contract Value equal to the lesser of $25 or 2% of the amount withdrawn.



        In addition, if you make a partial withdrawal during the first 14 years from the issue date and you have elected the level death benefit (Option B), we will deduct a surrender charge from your Contract Value. The surrender charge on a withdrawal is equal to the appropriate surrender charge factor from the table in Appendix B, multiplied by the number of thousands in principal sum on the issue date, minus any reductions in principal sum for which we have already imposed a surrender charge. We will cancel units equal to the amount of the withdrawal, processing fee, and any surrender charge from the subaccounts and the fixed account according to your instructions, or on a pro-rata basis if you provide no instructions.


        If the level death benefit (Option B) is in effect at the time of a withdrawal, we will reduce the principal sum by the amount of the withdrawal (but not by any surrender charges or the processing fee). See "Changing the Principal Sum -- Decreases". We will not allow any withdrawal to reduce the principal sum below the minimum principal sum set forth in the Policy.


TRANSFERS
===============================================================================
        You may make transfers from the subaccounts or from the fixed account. We determine the amount you have available for transfers at the end of the Valuation Period when we receive your transfer request. WE MAY MODIFY OR REVOKE THE TRANSFER PRIVILEGE AT ANY TIME. The following features apply to transfers under the Policy:


        - You may make an unlimited number of transfers in a Policy year from the subaccounts.



        - You may only make one transfer a Policy year from the fixed account (unless you choose dollar cost averaging).



        - You may request transfers in writing (in a form we accept), or by telephone. You should send your written requests to the Service Center.


        - For SUBACCOUNT TRANSFERS, you must transfer the lesser of $250, or the total value in the subaccount.

        - For FIXED ACCOUNT TRANSFERS, you may not transfer more than 25% of the unloaned value in the fixed account, unless the balance after the transfer is less than $250, in which case the entire amount will be transferred.


        - We deduct a $25 charge from the amount transferred or from the remaining Contract Value (your choice) for the 13th and each additional transfer in a Policy year. Any unused free transfers do not carry over to the next Policy year. Transfers we effect on the reallocation date and transfers resulting from loans are NOT treated as transfers for the purpose of the transfer charge.


        - We consider each written or telephone request to be a single transfer, regardless of the number of subaccounts (or fixed account) involved.

        - We process transfers based on unit values determined at the end of the Valuation Day when we receive your transfer request.

                       AUTOMATIC ASSET REBALANCING PROGRAM



        The automatic asset rebalancing program permits you to maintain the percentage of the Contract Value allocated to each subaccount at a pre-set level. Under the program, automatic transfers are made among the subaccounts on a quarterly basis so that your Contract Value is reallocated to match the percentages you specify. Asset rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing segments.



        Transfers under this program are not subject to the $250 minimum transfer limitation. We will not charge a transfer fee for asset rebalancing. You may not include the fixed account in the asset rebalancing program. We may change, terminate, limit or suspend automatic asset rebalancing at any time.



        You may elect automatic asset rebalancing on your application or you may enroll in automatic asset rebalancing at any time by completing a form and return it to the Service Center. You may cancel your participation in the program at any time.



                            ASSET ALLOCATION SERVICES



        If you authorize a third party to transact transfers on your behalf, we will reallocate your Contract Value pursuant to the authorized asset allocation program. However, we do not offer or participate in any asset allocation program and we take no responsibility for any third party asset allocation program. We may suspend or cancel acceptance of a third party's instructions at any time and may restrict the investment options available for transfer under third party authorizations.



                            EXCESSIVE TRADING LIMITS



        We reserve the right to limit transfers in any Policy year, or to refuse any transfer request for an owner if:



- we believe, in our sole discretion, that excessive trading by the owner, or a specific transfer request, or a group of transfer requests, may have a detrimental effect on the accumulation unit values of any subaccount or the share prices of any portfolio or would be detrimental to other owners; or



- we are informed by one or more portfolios that they intend to restrict the purchase of portfolio shares because of excessive trading or because they believe that a specific transfer or group of transfers would have a detrimental effect on the price of portfolio shares.



We may apply the restrictions in any manner reasonably designed to prevent transfer that we consider disadvantageous to other owners.



                          DOLLAR COST AVERAGING PROGRAM



        Under the dollar cost averaging program, you may authorize us to transfer a fixed dollar amount at monthly intervals from the fixed account to one or more subaccounts. You may designate up to eight subaccounts to receive the transfers. The fixed dollar amount will purchase more accumulation units of a subaccount when their value is lower and fewer units when their value is higher. Over time, the cost per unit averages out to be less than if all purchases of units had been made at the highest value and greater than if all purchases had been made at the lowest value. The dollar cost averaging method of investment reduces the risk of making purchases only when the price of accumulation units is high. It does not assure a profit or protect against a loss in declining markets.



        You may cancel your participation in the program at any time.



        You may enroll in the dollar cost averaging program at any time by completing our dollar cost averaging form and sending it to the Service Center. We make transfers on the same day of every month as your issue date. We must receive the form at least 5 valuation days before the transfer date, for your transfers to begin on that date. When you enroll in the dollar cost averaging program, your total Contract Value in an account must be at least equal to the amount you designate to be transferred on each transfer date. Transfers from the fixed account must be at least $100.


                               TELEPHONE TRANSFERS


        Your Policy, as applied for and issued, will automatically receive telephone transfer privileges unless you provide other instructions. The telephone transfer privileges allow you to give authority to the registered representative or agent of record for your Policy to make telephone transfers and to change the allocation of future payments among the subaccounts and the fixed account on your behalf according to your instructions. To make a telephone transfer, you may call the Service Center toll-free at 1-877-376-8008.


        Please note the following regarding telephone transfers:

                - We are not liable for any loss, damage, cost or expense from complying with telephone instructions we reasonably believe to be authentic. You bear the risk of any such loss.

                - We will employ reasonable procedures to confirm that telephone instructions are genuine.

                - Such procedures may include requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of transactions to you, and/or tape recording telephone instructions received from you.

                - If we do not employ reasonable confirmation procedures, we may be liable for losses due to unauthorized or fraudulent instructions.


        The corresponding portfolio of any subaccount determines its net asset value per each share once daily, as of the close of the regular business session of the New York Stock Exchange ("NYSE") (usually 4:00 p.m. Eastern time, 1:00 p.m. Pacific time), which coincides with the end of each Valuation Period. Therefore, we will process any transfer request we receive after the close of the regular business session of the NYSE, on any day the NYSE is open, using the net asset value for each share of the applicable portfolio determined as of the close of the next regular business session of the NYSE.


        If a Policy owner authorizes a third party to transact transfers on the Policy owner's behalf, we will reallocation the Contract Value, pursuant to the authorized asset allocation program. We do not offer or participate in any asset allocation program and we take no responsibility for any third party asset allocation program. We may suspend or cancel acceptance of a third party's instructions at any time and may restrict the investment options available for transfer under third party authorizations.

LOANS

===============================================================================

        While the Policy is in force, you may borrow money from us using the Policy as the only security for the loan. A loan that is taken from, or secured by, a Policy may have tax consequences. See "Federal Tax Consequences."


LOANS           -    You may take a loan against the Policy for amounts up to
CONDITIONS:          the Surrender Value minus loan interest you would have to
                     pay to the next Policy anniversary date.



                - To secure the loan, we transfer an amount equal to the loan from the variable account and fixed account to the loan account, which is a part of the general account. If your loan application does not specify any allocation instructions, we will transfer the loan from the subaccounts and the fixed account on a pro-rata basis
                     (that is, according to the percentage of Contract Value contained in each subaccount and the fixed account).



                - Amounts in the loan account earn interest at the guaranteed minimum rate of 3% per year, compounded annually. We may credit the loan account with an interest rate different than the fixed account.



                - We normally pay the amount of the loan within seven days after we receive a proper loan request at the Service Center. We may postpone payment of loans under certain conditions. See "When We Make Payments".



                - We charge you interest on your loan. During the first fourteen policy years, the current loan interest rate is 4.5%, with a maximum loan interest rate of 8% per year, compounded annually, on your loan. After the fourteenth Policy year, the maximum loan interest rate is 3%, compounded annually. We may change the interest rate, but we will notify you of any increase in loan interest at least 30 days before the new rate becomes effective. Interest is due and payable at the end of each Policy year, or, if earlier, on the date of any loan increase or repayment. Unpaid interest becomes part of the outstanding loan and accrues interest accordingly.



                - You may repay all or part of your outstanding loans at any time by sending the repayment to the Service Center. LOAN REPAYMENTS MUST BE AT LEAST $25, AND MUST BE CLEARLY MARKED AS "LOAN REPAYMENTS" OR THEY WILL BE CREDITED AS PREMIUMS.


                - Upon each loan repayment, we will transfer an amount equal to the loan repayment from the loan account to the fixed and/or variable account according to your current premium allocation schedule.

                - We deduct any unpaid loans from the Surrender Value and death benefit proceeds payable on the insured's death.


                - If any unpaid loan, including interest you owe, equals or exceeds the Contract Value, causing the Surrender Value to become zero, then your Policy will enter a 61-day grace period. See "Policy Lapse".

                             EFFECTS OF POLICY LOANS


        A Policy loan affects the Policy, because we reduce the death benefit proceeds and Surrender Value under the Policy by the amount of any outstanding loan plus interest you owe on the loans. Repaying the loan causes the death benefit proceeds and Surrender Value to increase by the amount of the repayment. As long as a loan is outstanding, we hold an amount equal to the loan in the loan account. This amount is not affected by the variable account's investment performance and may not be credited with the same interest rates currently accruing on the fixed account. Amounts transferred from the variable account to the loan account will affect the value in the variable account because we credit such amounts with an interest rate we declare rather than a rate of return reflecting the investment results of the variable account.



        There are risks involved in taking a Policy loan, a few of which include an increased potential for the Policy to lapse if projected earnings, taking into account outstanding loans, are not achieved. A Policy loan may also have possible adverse tax consequences that could occur if your Policy lapses with loans outstanding. See "Federal Income Tax Considerations." In addition, the tax consequences of a Policy loan after the fourteenth Policy year are uncertain. You should consult a tax adviser before taking out a Policy loan.


        We will notify you (and any assignee of record) if the sum of your loans plus any interest you owe on the loans is more than the Surrender Value. If you do not submit a sufficient payment within 61 days from the date of the notice, your Policy may lapse.

POLICY LAPSE

================================================================================

                                      LAPSE

        Certain circumstances will cause your Policy to enter a grace period during which you must make a sufficient payment to keep your Policy in force:


        - If your Policy's Surrender Value becomes zero, and cumulative premiums you have paid, minus withdrawals, are less than the cumulative minimum premiums required under the Policy, then the Policy will enter a 61-day grace period.


        - If cumulative premiums you paid, less withdrawals, are greater than the cumulative minimum premiums, then the Policy will enter a 61-day grace period only if the Contract Value (minus outstanding loans and interest you owe) is too low to pay the entire monthly deduction due.

        Whenever your Policy enters the grace period, if you do not make a sufficient payment before the grace period ends, your Policy will terminate without value, insurance coverage will no longer be in effect, and you will receive no benefits. The payment must be sufficient enough to cause either one of the following conditions:

             1. the Surrender Value exceeds zero, after deducting all due and unpaid monthly deductions; OR

             2. cumulative premiums less withdrawals exceed cumulative minimum premiums; AND Contract Value minus any outstanding loan and interest you owe exceeds zero, after deducting all due and unpaid monthly deductions.


        If your Policy meets the circumstances where it would enter into a grace period, we will mail a notice to your last known address and any assignee of record. The 61-day grace period begins on the date we mail the notice. The notice will specify the minimum payment required and the final date by which we must receive the payment to keep the Policy from lapsing. If we do not receive the specified minimum payment by the end of the grace period, all coverage under the Policy will terminate.



                                  REINSTATEMENT



        We will reinstate a lapsed Policy within three years after the Policy enters a grace period that ends with a lapse (and prior to the maturity date). To reinstate the Policy you must:



        -    provide evidence of insurability satisfactory to us;
        - make a payment of the unpaid monthly deductions due during the last expired grace period;
        - make a payment of a minimum premium sufficient to keep the Policy in force for three months; and
        - repay the entire Policy loan which existed at the date of termination of coverage.



We will not reinstate any indebtedness. Your Contract Value on the reinstatement date will equal the net premiums you pay at reinstatement, minus all unpaid monthly deductions due during the last expired grace period, minus an additional monthly deduction due at the time of reinstatement. The surrender charges will still apply and will be calculated as of the original issue date of the Policy. The reinstatement date for your Policy will be the monthly due date on or following the date we approve your application for reinstatement. We will apply the suicide and incontestability provisions from the reinstatement date. We may decline a request for reinstatement. We will not reinstate a Policy that has been surrendered for the surrender value.


FEDERAL TAX CONSIDERATIONS

================================================================================

        The following summary provides a general description of the Federal income tax considerations associated with a Policy and does not purport to be complete or to cover all situations. THIS DISCUSSION IS NOT INTENDED AS TAX ADVICE. Please consult counsel or other qualified tax advisors for more complete information. We base this discussion on our understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "IRS"). Federal income tax laws and the current interpretations by the IRS may change.

                            TAX STATUS OF THE POLICY

        A Policy must satisfy certain requirements set forth in the Internal Revenue Code (Code) in order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law. There is limited guidance as to how these requirements are to be applied. Nevertheless, we believe that a Policy should satisfy the applicable Code requirements. Because of the absence of pertinent interpretations of the Code requirements, there is, however, some uncertainty about the application of such requirements to the Policy, particularly if the Policy is issued on a special premium class basis. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to restrict Policy transactions in order to do so.

        In certain circumstances, owners of variable life insurance contracts have been considered for Federal income tax purposes to be the owners of the assets of the variable account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Policies, such as the your flexibility to allocate premiums and Contract Values, have not been explicitly addressed in published rulings. While we believe that the Policy does not give you investment control over variable account assets, we reserve the right to modify the Policy as necessary to prevent you from being treated as the owner of the variable account assets supporting the Policy.

        In addition, the Code requires that the investments of the variable account be "adequately diversified" in order to treat the Policy as a life insurance contract for Federal income tax purposes. We intend that the variable account, through the portfolios, will satisfy these diversification requirements.

        The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

                        TAX TREATMENT OF POLICY BENEFITS

        IN GENERAL. We believe that the death benefit under a Policy should be excludible from the beneficiary's gross income. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on your circumstances and the beneficiary's circumstances. You should consult a tax advisor on these consequences.

        Generally, you will not be deemed to be in constructive receipt of the Contract Value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by (e.g., by assignment), a Policy, the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."

        MODIFIED ENDOWMENT CONTRACTS. Under the Code, certain life insurance policies are classified as "Modified Endowment Contracts" ("MECs") and receive less favorable tax treatment than other life insurance contracts. Due to the Policy's flexibility, each Policy's circumstances will determine whether the Policy is classified as a MEC. The rules are too complex to be summarized here, but generally depend on the amount of premiums paid during the first seven Policy years. Certain changes in a Policy after it is issued (including a reduction in benefits at any time after issuance) could also cause it to be classified as a MEC. If you do not want your Policy to be classified as a MEC, you should consult a tax advisor to determine the circumstances, if any, under which your Policy would not be classified as a MEC.


        Upon issue of your Policy, we will notify you if your Policy is classified as a MEC based on the initial premium we receive. If any future payment we receive would cause your Policy to become a MEC, you will be notified. We will not invest that premium in the Policy until you notify us that you want to continue your Policy as a MEC.


        DISTRIBUTIONS FROM MODIFIED ENDOWMENT CONTRACTS. Policies classified as MECs are subject to the following tax rules:

        - All distributions other than death benefits from a MEC, including distributions upon surrender and withdrawals, will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Policy owner's investment in the Policy only after all gain has been distributed.

        - Loans taken from or secured by (e.g., by assignment) such a Policy are treated as distributions and taxed accordingly.

        - A 10% additional income tax is imposed on the amount included in income except where the distribution or loan is made when you have attained age 59 1/2 or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you, the beneficiary.

        - If a Policy becomes a MEC, distributions that occur during the Policy year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution from a Policy that is not a MEC at the time when the distribution is made could later become taxable as a distribution from a MEC.

        DISTRIBUTIONS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy, and as taxable income after the recovery of all investment in the Policy. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy years may be treated in whole or in part as ordinary income subject to tax.



        Loans from or secured by a Policy that is not a MEC are generally not treated as distributions. However, the tax consequences associated with Policy loans that are outstanding after the first Policy year is less clear; you should consult a tax advisor about such loans.


        Finally, neither distributions from nor loans from or secured by a Policy that is not a MEC are subject to the 10% additional tax.

        INVESTMENT IN THE POLICY. Your investment in the Policy is generally your aggregate premiums. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.


        POLICY LOANS. If a loan from a Policy that is not a MEC is outstanding when the Policy is cancelled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly. In general, interest you pay on a loan from a Policy will not be deductible. Before taking out a Policy loan, you should consult a tax advisor as to the tax consequences.


        MULTIPLE POLICIES. All MECs that we issue (or that our affiliates issue) to the same owner during any calendar year are treated as one MEC for purposes of determining the amount includible in the owner's income when a taxable distribution occurs.


        OTHER POLICY OWNER TAX MATTERS. The tax consequences of continuing the Policy beyond the insured's 100th year are unclear. You should consult a tax advisor if you intend to keep the Policy in-force beyond the insured's 100th year.


        BUSINESS USES OF THE POLICY. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans and business uses of the Policy may vary depending on the particular facts and circumstances of each individual arrangement and business uses of the Policy. Therefore, if you are contemplating using the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax advisor as to tax attributes of the arrangement.

        POSSIBLE TAX LAW CHANGES. While the likelihood of legislative changes is uncertain, there is always a possibility that the tax treatment of the Policy could change by legislation or otherwise. It is even possible that any legislative change could be retroactive (effective prior to the date of the change). Consult a tax advisor with respect to legislative developments and their effect on the Policy.

        POSSIBLE CHARGES FOR OUR TAXES. At the present time, we make no charge for any Federal, state or local taxes (other than the charge for state premium taxes) that may be attributable to the subaccounts or to the Policy. We reserve the right to impose charges for any future taxes or economic burden we may incur.

OTHER POLICY INFORMATION

===============================================================================

                         OUR RIGHT TO CONTEST THE POLICY

        In issuing this Policy, we rely on all statements made by or for the insured in the application or in a supplemental application. Therefore, if you make any material misrepresentation of a fact in the application (or any supplemental application), then we may contest the Policy's validity or may resist a claim under the Policy.

        In the absence of fraud, we cannot bring any legal action to contest the validity of the Policy after the Policy has been in force during the insured's lifetime for two years from the issue date, or if reinstated, for two years from the date of reinstatement. We will not contest any increase in principal sum after the increase has been in force for two years during the insured's lifetime. This provision also applies to any riders.

                                SUICIDE EXCLUSION


        If the insured commits suicide, while sane or insane, within two years of the issue date, the Policy will terminate and our liability is limited to an amount equal to the premiums paid, LESS any loans, and LESS any withdrawals previously paid. A new two-year period will apply from the effective date of any reinstatement and to each increase in principal sum starting on the effective date of each increase. During this two-year period, the death benefit proceeds paid that are associated with an increase in principal sum will be limited to the monthly cost of insurance charges for the increase.


                           MISSTATEMENT OF AGE OR SEX

        If the insured's age or sex was stated incorrectly in the application or any supplemental application, we will adjust the death benefit to the amount that would have been payable at the correct age and sex based on the most recent deduction for cost insurance. If the insured's age has been overstated or understated, we will calculate future monthly deductions using the cost of insurance based on the insured's correct age and sex.

                              MODIFYING THE POLICY

        Only one of our officers may modify this Policy or waive any of our rights or requirements under this Policy. Any modification or waiver must be in writing. No agent may bind us by making any promise not contained in this Policy.

        Upon notice to you, we may modify the Policy to:

                - conform the Policy, our operations, or the variable account's operations to the requirements of any law (or regulation issued by a government agency) to which the Policy, our company or the variable account is subject;

                - assure continued qualification of the Policy as a life insurance contract under the Federal tax laws; or

                -    reflect a change in the variable account's operation.

        If we modify the Policy, we will make appropriate endorsements to the Policy. If any provision of the Policy conflicts with the laws of a jurisdiction that govern the Policy, we will amend the provision to conform with such laws.

                           WHEN WE WILL MAKE PAYMENTS


        We usually pay the amounts of any surrender, withdrawal, death benefit proceeds, loans, or settlement options within seven business days after we receive all applicable written notices and/or due proofs of death. However, we can postpone such payments if:


            - the NYSE is closed, other than customary weekend and holiday closing, or trading on the NYSE is restricted as determined by the Securities and Exchange Commission
                  (SEC); OR


            - the SEC permits, by an order, the postponement for the protection of owners; OR


            - the SEC determines that an emergency exists that would make the disposal of securities held in the variable account or the determination of their value not reasonably practicable.

        If you have submitted a recent check or draft, we have the right to defer payment of surrenders, withdrawals, death benefit proceeds, or payments under a payment option until such check or draft has been honored.


        We have the right to defer payment of any surrender, withdrawal, death benefit proceeds, loans or settlement options from the fixed account for up to six months from the date we receive your written request.


                                REPORTS TO OWNERS


        At least once each year, or more often as required by law, we will mail to owners at their last known address a report showing at least the following information as of the end of the report period:



        -  the current principal sum             -  any loans since the last report
        -  the current death benefit             -  premiums paid since the last report
        -  the Contract Value                    -  all deductions since the last report
        -  the Surrender Value                   -  the amount of any outstanding loans



        You may request additional copies of reports for a $5 fee. We will maintain all records relating to the variable account and the fixed account.

                               POLICY TERMINATION

        Your Policy will terminate on the earliest of:

        -  the maturity date (insured's                 -  the end of the grace period without
              attained age 110)                              a sufficient payment

        -  the date the insured dies                    -  the date you surrender the Policy

                         SUPPLEMENTAL BENEFITS (RIDERS)


        The following supplemental benefits (riders) are available and may be added to a Policy. The cost of these benefits is added to the monthly deduction. The riders available with the Policies provide fixed benefits that do not vary with the investment experience of the variable account.

            -     waiver of monthly deductions due to insured's total disability

            -     term insurance on the insured's dependent children

            - payment of an accidental death benefit if the insured's death was caused by accidental bodily injury

            -     term insurance on additional insureds


            -     automatic increase in principal sum



            - accelerated payment of a portion of the death benefit in the event the insured develops a terminal illness



            - payment of a monthly disability benefit to the fixed account if the insured is totally disabled. This rider is designed to ensure the Policy remains in force even during periods when the policyowner is disabled and cannot pay normal premium. Surrender charges would be assessed and normal withdrawal limits (See "Surrender Charge") would apply if you withdrew the monthly disability benefit.


        The benefits and restrictions are described in each rider. We will provide samples of these provisions upon request.

PERFORMANCE DATA
================================================================================

   HYPOTHETICAL ILLUSTRATIONS BASED ON ADJUSTED HISTORIC PORTFOLIO PERFORMANCE


        In order to demonstrate how the actual investment experience of the portfolios could have affected the death benefit, Contract Value and Surrender Value of the Policy, we may provide hypothetical illustrations using the actual investment experience of each portfolio since its inception. THESE HYPOTHETICAL ILLUSTRATIONS ARE DESIGNED TO SHOW THE PERFORMANCE THAT COULD HAVE RESULTED IF THE POLICY HAD BEEN IN EXISTENCE DURING THE PERIOD ILLUSTRATED.



        The values we may illustrate for death benefit, Contract Value and Surrender Value would take into account all charges and deductions from the Policy, the variable account and the portfolios. We would not deduct premium taxes or charges for any riders.

ADDITIONAL INFORMATION
================================================================================


                              SALE OF THE POLICIES


        The Policy will be sold by individuals who are licensed as our life insurance agents and who are also registered representatives of broker-dealers having written sales agreements for the Policy with Investors Brokerage Services, Inc. ("IBS"), the principal underwriter of the Policy. IBS is located at 1 Kemper Drive, Long Grove, IL 60049-0001, is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc. The maximum sales commission payable to Farmers' agents who are registered representatives is 50% of premiums paid up to a target premium set by Farmers and 2.6% of premium in excess of the target premium in the first year. The commission is 4.0% of premiums up to the target premium and 2.6% of excess premium in renewal years two through ten. After year 10 the commission is 0.15% of the Policy's Contract Value each year. In addition, certain production, persistency and managerial bonuses may be paid.


                                  LEGAL MATTERS

        Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain legal matters relating to the Policy under the Federal securities laws. All matters of Washington law pertaining to the Policy have been passed upon by M. Douglas Close, Vice President and General Counsel, Farmers New World Life Insurance Company.

                                LEGAL PROCEEDINGS


        Like other life insurance companies, we are involved in lawsuits. These actions are in various stages of discovery and development, and some seek punitive as well as compensatory damages. While it is not possible to predict the outcome of such matters with absolute certainty, we believe that the ultimate disposition of these proceedings should not have a material adverse effect on the financial position for Farmers New World Life. In addition, we are, from time to time, involved as a party to various governmental and administrative proceedings. There are no pending or threatened lawsuits that will materially impact the variable account.


                                YEAR 2000 MATTERS


YEAR 2000 ISSUE



        In 1995, Farmers Group, Inc. ("FGI"), our parent company, initiated the "Year 2000 Project" in order to prepare for the information processing problems presented by the approach of the new millennium. Significant efforts have been expended to gain a complete understanding of Year 2000 implications and to develop a strategy to make FGI's and our systems Year 2000 compliant. As of September 30, 1999, FGI has completed its remediation plans related to the Year 2000 Project. Although these plans have been completed, FGI continues to monitor its preparedness for unforeseen Year 2000 issues that may impact FGI. The costs associated with the Year 2000 Project were expensed as incurred, and, through September 30, 1999, the cumulative costs totaled $23.0 million, of which $2.0 million was allocated to Farmers. Total costs of the project are expected to be approximately $23.3 million, of which approximately $2.2 million is expected to be allocated to Farmers.



        To remedy the Year 2000 issue, FGI devised a three-phase plan:

        Phase I -- "Awareness and Initial Impact Assessment". This phase was completed in May 1996. During this phase, Year 2000 "Impact Assessment" was performed using a mainframe analysis tool to determine which areas were at risk.



        Phase II -- "Year 2000 Workpackage and Development Blueprint Project". This phase was completed in November 1996 and consisted of creating a comprehensive master plan which included establishing and prioritizing clusters (groups of similar computer programs) and agreeing upon a definition of what would be acceptable Year 2000 compliance. In addition, a timeframe was established for the conversion, compliance testing and the implementation of Year 2000 compliant programs into production.



        Phase III -- "Year 2000 Conversion and Implementation". This phase was completed in July 1999. During this phase the process of converting, implementing and testing these Year 2000 conversion programs were performed.



        In addition, FGI evaluated its relationships with third parties with which FGI has a direct and material relationship to determine whether they are Year 2000 compliant. FGI sent out questionnaires and warranty requests to all third party vendors and performed compliance testing with all vendors to validate the vendors' claims regarding Year 2000 compliance. All compliance testing related to third party relationships has been completed. However, it is not possible to state with certainty that the operations of third parties will not be materially impacted in turn by other parties with whom they themselves have a relationship.



        The Year 2000 issue may not only affect FGI's information technology ("IT") systems but also its non-IT systems. FGI has assessed the readiness of its non-IT systems and, in the event of an interruption of these systems, contingency plans have been established such that no major disruptions will occur.



        FGI's Year 2000 contingency plans were completed in June 1999. These plans include contingency measures which will be followed in the event that certain key vendors experience difficulties related to the Year 2000 issue. As new information becomes available, the contingency plans will be reviewed to determine whether they are adequate or if they need to be further enhanced. The operations of FGI are such that in the event all electronic communications are down, FGI could continue to operate until an alternative communication source is acquired.



                                     EXPERTS



        Deloitte & Touche LLP, 1700 Fifth Avenue, Suite 4500, Seattle, Washington 98104-5044, independent auditors, have audited the balance sheets of Farmers New World Life Insurance Company as of December 31, 1998 and 1997 and the related statements of income, comprehensive income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1998, appearing in this prospectus. These are set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.



        Actuarial matters included in this prospectus have been examined by Joel D. Kuni as stated in the opinion filed as an exhibit to this registration statement.

                              FINANCIAL STATEMENTS


        Farmers' financial statements appear in Appendix C and should be considered only as bearing upon our ability to meet our obligations under the Policies.



        There are no financial statements available for the variable account, because the variable account has not commenced operations as of the date of this prospectus.



                  FARMERS' EXECUTIVE OFFICERS AND DIRECTORS



        Farmers is governed by a board of directors. The following table sets forth the name, address and principal occupation during the past five years of each of Farmers' executive officers and directors.


                              BOARD OF DIRECTORS


--------------------------------------------------------------------------------------------------------------------------
                                              POSITION WITH
       NAME AND ADDRESS                          FARMERS                  PRINCIPAL OCCUPATION DURING PAST 5 YEARS
--------------------------------------------------------------------------------------------------------------------------
Richard E. Bangert                         Board Director               Director since 1973.
2615 42nd West
Seattle, WA
--------------------------------------------------------------------------------------------------------------------------
Donald J. Covey                            Board Director               Director since 1976
6300 Sand Point Way N.E. #307                                           Chairman, UNICO Properties,Inc., 1990-1994,
Seattle, WA                                                             Retired, 1995.
--------------------------------------------------------------------------------------------------------------------------
Martin D. Feinstein                        Board Director               Chairman of the Board of Farmers Group,
4680 Wilshire Blvd.                                                     Inc. ("FGI") since 11/97, Chief Executive
Los Angeles, CA                                                         Officer of FGI since 1/97, President of
                                                                        FGI since 1/95 and director of FGI since
                                                                        2/95; director of Allied Zurich p.l.c.
                                                                        since 3/98 and member of Group Executive
                                                                        Board of Zurich Financial Services;
                                                                        director of B.A.T. from 1/97 to 9/98;
                                                                        Senior Vice President-Property and
                                                                        Casualty Staff of FGI from 10/93 to 1/95;
                                                                        Chief Operating Officer of FGI from 1/95
                                                                        to 1/97.
--------------------------------------------------------------------------------------------------------------------------
Paul Hopkins                               Board Director               Senior Vice President & Chief Marketing
4680 Wilshire Blvd.                                                     Officer, FGI since 1998; Senior Vice
Los Angeles, CA                                                         President Agencies, FGI from 1997 to 1998;
                                                                        Vice President Agencies, FGI from
                                                                        1994-1997; Assistant Vice President
                                                                        Regional Operations, FGI from 1992-1994.
--------------------------------------------------------------------------------------------------------------------------
Dennis I. Okamoto                          Board Director               Regional Vice President of US West
1600 7th Ave., Suite 1802                                               Communications from 1968 to 1998; Retired,
Seattle, WA                                                             1998.
--------------------------------------------------------------------------------------------------------------------------
C. Paul Patsis                             Board Director               President, FNWL since 5/98; President,
3003 77th Ave. S.E.                                                     Marketing One from 1989 to 5/98.
Mercer Island, WA
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
                                              POSITION WITH
       NAME AND ADDRESS                          FARMERS                  PRINCIPAL OCCUPATION DURING PAST 5 YEARS
--------------------------------------------------------------------------------------------------------------------------
Keitha Schofield                           Board Director               Executive Vice President-Support Services of
4680 Wilshire Blvd.                                                     FGI since 1/98 and director of FGI since 5/97;
Los Angeles, CA                                                         Senior Vice President and Chief Information
                                                                        Officer of FGI from 5/95 to 1/97; Executive
                                                                        Vice President - Support Services and Chief
                                                                        Information Officer from 1/97 to 1/98; Vice
                                                                        President-Technology Division of Continental
                                                                        Airlines, Inc. from 1988 to 5/95.
-------------------------------------------------------------------------------------------------------------------------
Gary R. Severson                           Board Director               Vice Chairman, Laird Norton Trust Company
6131 128th Ave. N.E.                                                    since 1997; Chairman of the Board, First
Kirkland, WA                                                            Interstate Bank from 7/83 to 8/96.
--------------------------------------------------------------------------------------------------------------------------
John F. Sullivan Jr.                       Board Director               President, G.J. Sullivan Company from 1985
1201 3rd Ave., Suite 3390                                               to 1994; Retired since 1995. (Continues as
Seattle, WA                                                             non-executive Vice President of G.J.
                                                                        Sullivan Company).
--------------------------------------------------------------------------------------------------------------------------


The following table gives the name, address and principal occupation during the past five years of the senior officers of Farmers (other than officers listed above as directors).

                               SENIOR OFFICERS


--------------------------------------------------------------------------------------------------------------------------
                                              POSITION WITH
       NAME AND ADDRESS                          FARMERS                  PRINCIPAL OCCUPATION DURING PAST 5 YEARS
--------------------------------------------------------------------------------------------------------------------------
Kathryn M. Callahan                        Vice President &             Vice President & Actuary, FNWL since 1987.
3003 77th Ave S.E.                         Actuary
Mercer Island, WA
--------------------------------------------------------------------------------------------------------------------------
M. Douglas Close                           Vice President &             Associate General Counsel, FGI since 1990.
4680 Wilshire Blvd.                        General Counsel
Los Angeles, CA
--------------------------------------------------------------------------------------------------------------------------
Sharon D. Courlas, M.D.                    Vice President &             Medical Director, FNWL since 1991; Medical
3003 77th Ave. S.E.                        Medical Director             Director at Safeco from 1/99 to 5/99;
Mercer Island, WA                                                       Consulting Contract Medical Director,
                                                                        PEMCO since 1997.
--------------------------------------------------------------------------------------------------------------------------
David A. Demmon                            Assistant Vice               Assistant Vice President & Treasurer, FNWL
3003 77th Ave. S.E.                        President & Treasurer        since 1992.
Mercer Island, WA
--------------------------------------------------------------------------------------------------------------------------
Gerald A. Dulek                            Assistant Vice               Vice President Real Estate & Support Services,
4680 Wilshire Blvd.                        President                    FGI since 3/76.
Los Angeles, CA
--------------------------------------------------------------------------------------------------------------------------
Howard Falk                                Vice President &             Vice President & Treasurer, FGI since 1994.
4680 Wilshire Blvd.                        Treasurer
Los Angeles, CA
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
                                              POSITION WITH
       NAME AND ADDRESS                          FARMERS                  PRINCIPAL OCCUPATION DURING PAST 5 YEARS
--------------------------------------------------------------------------------------------------------------------------
Gerald E. Faulwell                         Vice President               Senior Vice President & Chief Financial
4680 Wilshire Blvd.                                                     Officer, FGI since 1988.
Los Angeles, CA
--------------------------------------------------------------------------------------------------------------------------
Doren Hohl                                 Assistant Secretary          Secretary & Senior Corporate Counsel, FGI
4680 Wilshire Blvd.                                                     since 3/92.
Los Angeles, CA
--------------------------------------------------------------------------------------------------------------------------
Paul F. Hott                               Assistant Vice               Assistant Vice President MIS, FNWL since
3003 77th Ave. S.E.                        President                    3/95; Computer Operations Manager from
Mercer Island, WA                                                       4/93 to 3/95.
--------------------------------------------------------------------------------------------------------------------------
Kathleen D. Katovich                       Assistant Secretary          Senior Corporate Counsel, FGI since 2/96;
4680 Wilshire Blvd.                                                     Assistant General Counsel, California
Los Angeles, CA                                                         Institute of Technology from 1992 to 1996.
--------------------------------------------------------------------------------------------------------------------------
Hubert L. Mountz                           Assistant Treasurer          Vice President, Taxes & Assistant Treasurer,
4680 Wilshire Blvd.                                                     FGI since 3/90.
Los Angeles, CA
--------------------------------------------------------------------------------------------------------------------------
Link R. Murphy, M.D.                       Assistant Medical            Assistant Medical Director, FNWL since 1983;
2500 Farmers Way                           Director                     private practice from 1983 to 1999.
Columbus, OH
--------------------------------------------------------------------------------------------------------------------------
C. Paul Patsis                             President                    President, FNWL since 5/98; President,
3003 77th Ave. S.E.                                                     Marketing One from 1989 to 5/98.
Mercer Island, WA
--------------------------------------------------------------------------------------------------------------------------
John R. Patton                             Assistant Vice               Assistant Vice President & Secretary, FNWL
3003 77th Ave. S.E.                        President & Secretary        since 11/98; Life Claims Manager, FNWL
Mercer Island, WA                                                       from 3/85 to 11/98.
--------------------------------------------------------------------------------------------------------------------------
Christopher R. Pflug                       Assistant Secretary          Corporate Counsel & Assistant Secretary,
4680 Wilshire Blvd.                                                     FGI since 12/95.
Los Angeles, CA
--------------------------------------------------------------------------------------------------------------------------
James I. Randolph                          Vice President &             Vice President Insurance Operations &
3003 77th Ave. S.E.                        Assistant Secretary          Assistant Secretary, FNWL since 9/91.
Mercer Island, WA
--------------------------------------------------------------------------------------------------------------------------
Paul Secord                                Vice President               Senior Vice President Investment
4680 Wilshire Blvd.                                                     Operations & Chief Investment Officer, FGI
Los Angeles, CA                                                         since 9/98; Senior Vice President, Asset
                                                                        Management, FGI from 12/95 to 9/98; Senior
                                                                        Vice President, Equity of Penn Mutual from
                                                                        1993 to 1995.
--------------------------------------------------------------------------------------------------------------------------
Maryann M. Seltzer                         Assistant Secretary          Senior Corporate Counsel, FGI since 1973.
4680 Wilshire Blvd.
Los Angeles, CA
--------------------------------------------------------------------------------------------------------------------------

        Farmers holds the assets of the variable account physically segregated and apart from the general account. Farmers maintains records of all purchases and sales of portfolio shares by each of the subaccounts. Additional protection for the assets of the variable account is provided by a blanket fidelity bond issued by Federal Insurance Company to Farmers Group, Inc. providing aggregate coverage of $30,000,000 (subject to a $500,000 deductible) for all officers and employees of Farmers Group, Inc.

ILLUSTRATIONS
================================================================================



        The following illustrations have been prepared to help show how certain values under the Policy change with different rates of investment performance over an extended period of time. The illustrations show Contract Value and Surrender Value as well as death benefits. The tables illustrate how Contract Values and Surrender Values, which reflect all applicable charges and deductions, and death benefits of the Policy at the illustrated issue age, would vary over time if the return on the assets of the portfolios was a uniform, gross, after-tax, annual rate of 0%, 6% or 12%. The tables assume that an annual premium of $1,000 was paid on the first day of each Policy year. The tables also show how the Policy would operate if premiums accumulated at 5% interest.



        The Contract Values, Surrender Values and Death Benefits shown in the tables reflect the fact that the net rate of return for each subaccount is lower than the gross rate of return on the portfolios as a result of expenses and fees incurred by the portfolios and the variable account. The illustrations assume that the assets in the portfolios are subject to an annual expense ratio of 0.8225% of the average daily net assets. This annual expense ratio assumes an equal allocation of values between all subaccounts and is based on the arithmetic average of the expense ratios of each of the portfolios for the last fiscal year and takes into account current expense reimbursement arrangements. The illustrations reflect the fee waivers and expense reimbursements in effect during fiscal year 1998 for the Janus Aspen Capital Appreciation Portfolio, the Kemper-Dreman High Return Equity Portfolio, the PIMCO Low Duration Bond Portfolio, and the PIMCO Foreign Bond Portfolio. Without these waivers and reimbursements, total annual expenses for these portfolios would have been 0.97%, 1.20%, 0.67% and 0.92%, respectively, and the illustrations would have assumed that the assets in the portfolios were subject to an annual expense ratio of 0.8575%. For information on portfolio expenses, see the portfolios' prospectuses.



        The illustrations also take into account the daily charge for assuming mortality and expense risks assets against each subaccounts. This charge is equivalent to an annual charge of 0.90% of the average daily net assets in the subaccounts. The illustrations also take into account the percent of premium factor, the monthly cost of insurance charge, the monthly administration charge, and the surrender charges where applicable.



        Taking into consideration the assumed annual average portfolio expenses of 0.8225% and the 0.90% annual charge for mortality and expense risks, the gross annual rates of return of 0%, 6% and 12% correspond to approximate net annual rates of return of -1.71%, 4.24% and 10.19%.



        The tables illustrating Policy values are based on the assumptions that you pay the premiums indicated, you do not increase your principal sum, and you do not make any withdrawals or Policy loans. The values under the Policy will be different from those shown even if the portfolio returns average 0%, 6% or 12%, but fluctuate over and under those averages throughout the years shown.



        THE HYPOTHETICAL INVESTMENT RETURNS ARE PROVIDED ONLY TO ILLUSTRATE THE MECHANICS OF A HYPOTHETICAL POLICY AND DO NOT REPRESENT PAST OR FUTURE INVESTMENT RATES OF RETURN. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return. The actual return on your Contract Value will depend on factors such as the amounts you allocate to particular portfolios, the amounts deducted for the Policy's monthly charges, the portfolios' expense ratios, your Policy loan and withdrawal history, and rates of inflation.

        Separate illustrations on each of the following pages reflect our current cost of insurance and administration charges and the higher guaranteed maximum cost of insurance and administration charges that we have the contractual right to charge. The illustrations assume no charges for Federal or state taxes or charges for supplemental benefits.



        These illustrations assume the level death benefit option (Option B) is chosen. The illustrated death benefits increase in certain years, reflecting current Internal Revenue Code requirements.



        Zero values in the illustration indicate the Policy lapses unless premiums higher than those illustrated are paid.



        These illustrations are based on Farmers' sex distinct rates for non-tobacco users. Upon request, we will furnish a comparable illustration based upon the proposed Insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those illustrated in the following illustrations.

                 Flexible Premium Variable Life Insurance Policy
            Male Standard Non-Nicotine, Annual Premium, Issue Age 35
                         $100,000 Initial Death Benefit
                    (Level Death Benefit (Option B) Selected)
       Hypothetical Values Based on Current Cost of Insurance and Current
                              Administration Charge




        Premiums         0% Hypothetical Gross           6% Hypothetical Gross           12% Hypothetical Gross
         Paid Plus         Investment Return               Investment Return               Investment Return
Policy    Interest  Contract  Surrender     Death    Contract  Surrender     Death   Contract  Surrender     Death
 Year      at 5%       Value      Value   Benefit       Value      Value   Benefit      Value      Value   Benefit
 1          1,050        725         32   100,000         775         82   100,000        825        132   100,000
 2          2,153      1,432        664   100,000       1,577        809   100,000      1,729        961   100,000
 3          3,310      2,117      1,274   100,000       2,404      1,561   100,000      2,715      1,872   100,000
 4          4,526      2,780      1,862   100,000       3,255      2,337   100,000      3,791      2,873   100,000
 5          5,802      3,422      2,429   100,000       4,132      3,139   100,000      4,967      3,974   100,000
 6          7,142      4,036      3,075   100,000       5,031      4,070   100,000      6,248      5,287   100,000
 7          8,549      4,625      3,711   100,000       5,953      5,039   100,000      7,645      6,731   100,000
 8         10,027      5,188      4,335   100,000       6,899      6,046   100,000      9,170      8,317   100,000
 9         11,578      5,727      4,951   100,000       7,871      7,095   100,000     10,839     10,063   100,000
 10        13,207      6,257      5,573   100,000       8,886      8,202   100,000     12,682     11,998   100,000
 11        14,917      6,778      6,201   100,000       9,947      9,370   100,000     14,717     14,140   100,000
 12        16,713      7,293      6,838   100,000      11,056     10,601   100,000     16,967     16,512   100,000
 13        18,599      7,801      7,482   100,000      12,215     11,896   100,000     19,453     19,134   100,000
 14        20,579      8,300      8,133   100,000      13,427     13,260   100,000     22,200     22,033   100,000
 15        22,657      8,793      8,793   100,000      14,694     14,694   100,000     25,235     25,235   100,000
 16        24,840      9,279      9,279   100,000      16,018     16,018   100,000     28,589     28,589   100,000
 17        27,132      9,758      9,758   100,000      17,402     17,402   100,000     32,295     32,295   100,000
 18        29,539     10,230     10,230   100,000      18,849     18,849   100,000     36,389     36,389   100,000
 19        32,066     10,695     10,695   100,000      20,362     20,362   100,000     40,914     40,914   100,000
 20        34,719     11,154     11,154   100,000      21,943     21,943   100,000     45,914     45,914   100,000
 25        50,113     11,116     11,116   100,000      28,853     28,853   100,000     78,701     78,701   105,459
 30        69,761      8,852      8,852   100,000      35,789     35,789   100,000    131,752    131,752   160,737
 35        94,836      2,577      2,577   100,000      41,880     41,880   100,000    215,905    215,905   250,450
 40       126,840          0          0         0      45,574     45,574   100,000    350,039    350,039   374,541
 45       167,685          0          0         0      43,158     43,158   100,000    566,102    566,102   594,407

                 Flexible Premium Variable Life Insurance Policy
            Male Standard Non-Nicotine, Annual Premium, Issue Age 35
                         $100,000 Initial Death Benefit
                    (Level Death Benefit (Option B) Selected)
       Hypothetical Values Based on Maximum Cost of Insurance and Maximum
                              Administration Charge



         Premiums        0% Hypothetical Gross           6% Hypothetical Gross           12% Hypothetical Gross
         Paid Plus         Investment Return               Investment Return               Investment Return
Policy    Interest  Contract  Surrender     Death    Contract  Surrender     Death   Contract  Surrender     Death
 Year      at 5%       Value      Value   Benefit       Value      Value   Benefit      Value      Value   Benefit
 1          1,050      684         0      100,000         733       40     100,000        782        89     100,000
 2          2,153    1,349       581      100,000       1,489      721     100,000      1,636       868     100,000
 3          3,310    1,992     1,149      100,000       2,267    1,424     100,000      2,566     1,723     100,000
 4          4,526    2,612     1,694      100,000       3,066    2,148     100,000      3,579     2,661     100,000
 5          5,802    3,210     2,217      100,000       3,888    2,895     100,000      4,684     3,691     100,000
 6          7,142    3,783     2,822      100,000       4,729    3,768     100,000      5,888     4,927     100,000
 7          8,549    4,331     3,417      100,000       5,591    4,677     100,000      7,199     6,285     100,000
 8         10,027    4,853     4,000      100,000       6,474    5,621     100,000      8,630     7,777     100,000
 9         11,578    5,347     4,571      100,000       7,376    6,600     100,000     10,190     9,414     100,000
 10        13,207    5,813     5,129      100,000       8,299    7,615     100,000     11,894    11,210     100,000
 11        14,917    6,249     5,672      100,000       9,239    8,662     100,000     13,753    13,176     100,000
 12        16,713    6,653     6,198      100,000      10,197    9,742     100,000     15,783    15,328     100,000
 13        18,599    7,024     6,705      100,000      11,172   10,853     100,000     18,003    17,684     100,000
 14        20,579    7,360     7,193      100,000      12,163   11,996     100,000     20,430    20,263     100,000
 15        22,657    7,659     7,659      100,000      13,168   13,168     100,000     23,087    23,087     100,000
 16        24,840    7,917     7,917      100,000      14,185   14,185     100,000     25,996    25,996     100,000
 17        27,132    8,130     8,130      100,000      15,210   15,210     100,000     29,181    29,181     100,000
 18        29,539    8,291     8,291      100,000      16,237   16,237     100,000     32,672    32,672     100,000
 19        32,066    8,394     8,394      100,000      17,263   17,263     100,000     36,500    36,500     100,000
 20        34,719    8,434     8,434      100,000      18,282   18,282     100,000     40,701    40,701     100,000
 25        50,113    7,468     7,468      100,000      23,089   23,089     100,000     69,076    69,076     100,000
 30        69,761    3,578     3,578      100,000      26,616   26,616     100,000    115,568   115,568     140,993
 35        94,836        0         0            0      26,792   26,792     100,000    188,997   188,997     219,236
 40       126,840        0         0            0      18,952   18,952     100,000    305,489   305,489     326,873
 45       167,685        0         0            0           0        0           0    492,759   492,759     517,396

APPENDIX A - GUARANTEED MAXIMUM COST OF INSURANCE RATES


                          GUARANTEED MAXIMUM MONTHLY

      COST OF INSURANCE RATES FOR A MALE NON-SMOKER (ISSUE AGES 21-80)*

                      Per $1000 of Risk Insurance Amount

--------------------------------------------------------------------------------
                 Cost of                    Cost of                    Cost of
  Attained      Insurance     Attained     Insurance     Attained     Insurance
     Age          Rate          Age          Rate          Age          Rate
--------------------------------------------------------------------------------
     21          0.13788         35         0.14370         49         0.39205
     22          0.13539         36         0.15117         50         0.42611
     23          0.13207         37         0.16114         51         0.46514
     24          0.12875         38         0.17194         52         0.51000
     25          0.12459         39         0.18357         53         0.56150
     26          0.12210         40         0.19769         54         0.61881
     27          0.12044         41         0.21264         55         0.68276
     28          0.11961         42         0.22842         56         0.75254
     29          0.11961         43         0.24586         57         0.82646
     30          0.12044         44         0.26497         58         0.90869
     31          0.12293         45         0.28656         59         1.00089
     32          0.12625         46         0.30982         60         1.10389
     33          0.13124         47         0.33474         61         1.21851
     34          0.13705         48         0.36215
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
                 Cost of                     Cost of                       Cost of
   Attained     Insurance     Attained      Insurance      Attained      Insurance
     Age          Rate           Age          Rate           Age            Rate
---------------------------------------------------------------------------------------
      62         1.35058         75            5.13652        88           16.39051
      63         1.50009         76            5.66811        89           17.59988
      64         1.66621         77            6.22379        90           18.85909
      65         1.84812         78            6.80688        91           20.19721
      66         2.04497         79            7.43566        92           21.66408
      67         2.25096         80            8.13005        93           23.40255
      68         2.48520         81            8.90834        94           25.73492
      69         2.73937         82            9.78630        95           29.22599
      70         3.02676         83           10.75978        96           34.96802
      71         3.35485         84           11.80967        97           44.93622
      72         3.73361         85           12.91190        98           61.89321
      73         4.16221         86           14.05233        99           83.06141
      74         4.63317         87           15.21353     100-109          0.00000

---------------------------------------------------------------------------------------


* Different rates apply for male smoker, all females, and all juveniles (issue ages 0-20).


        If the insured is in a special premium class, the guaranteed maximum monthly cost of insurance rate will be the rate shown in the table times the special premium class rating factor shown on the Policy Specifications page.

APPENDIX B - TABLE OF SURRENDER CHARGE FACTORS




                    MALE NONSMOKERS (PREFERRED & STANDARD)



                          Number of Full Policy Years Completed Since the Issue Date
   Issue         0        1         2         3          4        5        6        7
    Age
    21          5.84     5.84      5.84       5.84      5.84     5.26     4.68     4.09
    22          5.84     5.84      5.84       5.84      5.84     5.26     4.68     4.09
    23          5.84     5.84      5.84       5.84      5.84     5.26     4.68     4.09
    24          5.84     5.84      5.84       5.84      5.84     5.26     4.68     4.09
    25          5.84     5.84      5.84       5.84      5.84     5.26     4.68     4.09
    26          5.84     5.84      5.84       5.84      5.84     5.26     4.68     4.09
    27          5.84     5.84      5.84       5.84      5.84     5.26     4.68     4.09
    28          5.84     5.84      5.84       5.84      5.84     5.26     4.68     4.09
    29          5.84     5.84      5.84       5.84      5.84     5.26     4.68     4.09
    30          5.84     5.84      5.84       5.84      5.84     5.26     4.68     4.09
    31          5.91     5.91      5.91       5.91      5.91     5.32     4.73     4.14
    32          5.98     5.98      5.98       5.98      5.98     5.38     4.78     4.19
    33          6.01     6.01      6.01       6.01      6.01     5.41     4.81     4.21
    34          6.11     6.11      6.11       6.11      6.11     5.50     4.89     4.28
    35          6.18     6.18      6.18       6.18      6.18     5.56     4.94     4.33
    36          6.28     6.28      6.28       6.28      6.28     5.66     5.03     4.40
    37          6.32     6.32      6.32       6.32      6.32     5.68     5.05     4.42
    38          6.42     6.42      6.42       6.42      6.42     5.78     5.13     4.49
    39          6.52     6.52      6.52       6.52      6.52     5.87     5.22     4.56
    40          6.62     6.62      6.62       6.62      6.62     5.96     5.30     4.63
    41          6.76     6.76      6.76       6.76      6.76     6.08     5.40     4.73
    42          6.82     6.82      6.82       6.82      6.82     6.14     5.46     4.78
    43          6.99     6.99      6.99       6.99      6.99     6.29     5.59     4.89
    44          7.13     7.13      7.13       7.13      7.13     6.41     5.70     4.99
    45          7.30     7.30      7.30       7.30      7.30     6.57     5.84     5.11
    46          7.46     7.46      7.46       7.46      7.46     6.72     5.97     5.23
    47          7.67     7.67      7.67       7.67      7.67     6.90     6.13     5.37
    48          7.87     7.87      7.87       7.87      7.87     7.08     6.30     5.51
    49          8.14     8.14      8.14       8.14      8.14     7.33     6.51     5.70
    50          8.38     8.38      8.38       8.38      8.38     7.54     6.70     5.86
    51          8.65     8.65      8.65       8.65      8.65     7.78     6.92     6.05
    52          8.95     8.95      8.95       8.95      8.95     8.05     7.16     6.26
    53          9.29     9.29      9.29       9.29      9.29     8.36     7.43     6.50
    54          9.62     9.62      9.62       9.62      9.62     8.66     7.70     6.74
    55         10.06    10.06     10.06      10.06     10.06     9.06     8.05     7.04
    56         10.47    10.47     10.47      10.47     10.47     9.42     8.37     7.33
    57         10.91    10.91     10.91      10.91     10.91     9.82     8.72     7.63
    58         11.41    11.41     11.41      11.41     11.41    10.27     9.13     7.99
    59         11.99    11.99     11.99      11.99     11.99    10.79     9.59     8.39
    60         12.56    12.56     12.56      12.56     12.56    11.30    10.05     8.79
    61         13.17    13.17     13.17      13.17     13.17    11.85    10.53     9.22
    62         13.88    13.88     13.88      13.88     13.88    12.49    11.10     9.71
    63         14.62    14.62     14.62      14.62     14.62    13.16    11.70    10.23
    64         15.43    15.43     15.43      15.43     15.43    13.89    12.34    10.80
    65         16.25    16.25     16.25      16.25     16.25    14.63    13.00    11.38
    66         17.50    17.50     17.50      15.75     14.00    12.25    10.50     8.75
    67         17.50    17.50     17.50      15.75     14.00    12.25    10.50     8.75
    68         17.50    17.50     17.50      15.75     14.00    12.25    10.50     8.75



                      Number of Full Policy Years Completed Since the Issue Date
   Issue         8        9        10       11       12        13        14       15 or
    Age                                                                           more
    21          3.51     2.92     2.34     1.75     1.17       0.58     0.00      0.00
    22          3.51     2.92     2.34     1.75     1.17       0.58     0.00      0.00
    23          3.51     2.92     2.34     1.75     1.17       0.58     0.00      0.00
    24          3.51     2.92     2.34     1.75     1.17       0.58     0.00      0.00
    25          3.51     2.92     2.34     1.75     1.17       0.58     0.00      0.00
    26          3.51     2.92     2.34     1.75     1.17       0.58     0.00      0.00
    27          3.51     2.92     2.34     1.75     1.17       0.58     0.00      0.00
    28          3.51     2.92     2.34     1.75     1.17       0.58     0.00      0.00
    29          3.51     2.92     2.34     1.75     1.17       0.58     0.00      0.00
    30          3.51     2.92     2.34     1.75     1.17       0.58     0.00      0.00
    31          3.55     2.96     2.36     1.77     1.18       0.59     0.00      0.00
    32          3.59     2.99     2.39     1.79     1.20       0.60     0.00      0.00
    33          3.61     3.01     2.41     1.80     1.20       0.60     0.00      0.00
    34          3.67     3.06     2.45     1.83     1.22       0.61     0.00      0.00
    35          3.71     3.09     2.47     1.85     1.24       0.62     0.00      0.00
    36          3.77     3.14     2.51     1.89     1.26       0.63     0.00      0.00
    37          3.79     3.16     2.53     1.89     1.26       0.63     0.00      0.00
    38          3.85     3.21     2.57     1.93     1.28       0.64     0.00      0.00
    39          3.91     3.26     2.61     1.96     1.30       0.65     0.00      0.00
    40          3.97     3.31     2.65     1.99     1.32       0.66     0.00      0.00
    41          4.05     3.38     2.70     2.03     1.35       0.68     0.00      0.00
    42          4.09     3.41     2.73     2.05     1.36       0.68     0.00      0.00
    43          4.19     3.50     2.80     2.10     1.40       0.70     0.00      0.00
    44          4.28     3.56     2.85     2.14     1.43       0.71     0.00      0.00
    45          4.38     3.65     2.92     2.19     1.46       0.73     0.00      0.00
    46          4.48     3.73     2.99     2.24     1.49       0.75     0.00      0.00
    47          4.60     3.83     3.07     2.30     1.53       0.77     0.00      0.00
    48          4.72     3.93     3.15     2.36     1.57       0.79     0.00      0.00
    49          4.88     4.07     3.26     2.44     1.63       0.81     0.00      0.00
    50          5.03     4.19     3.35     2.51     1.68       0.84     0.00      0.00
    51          5.19     4.32     3.46     2.59     1.73       0.86     0.00      0.00
    52          5.37     4.47     3.58     2.68     1.79       0.89     0.00      0.00
    53          5.57     4.64     3.71     2.79     1.86       0.93     0.00      0.00
    54          5.77     4.81     3.85     2.89     1.92       0.96     0.00      0.00
    55          6.04     5.03     4.03     3.02     2.01       1.01     0.00      0.00
    56          6.28     5.23     4.19     3.14     2.09       1.05     0.00      0.00
    57          6.54     5.45     4.36     3.27     2.18       1.09     0.00      0.00
    58          6.85     5.71     4.57     3.42     2.28       1.14     0.00      0.00
    59          7.19     5.99     4.79     3.60     2.40       1.20     0.00      0.00
    60          7.54     6.28     5.02     3.77     2.51       1.26     0.00      0.00
    61          7.90     6.58     5.27     3.95     2.63       1.32     0.00      0.00
    62          8.33     6.94     5.55     4.16     2.78       1.39     0.00      0.00
    63          8.77     7.31     5.85     4.39     2.92       1.46     0.00      0.00
    64          9.26     7.71     6.17     4.63     3.09       1.54     0.00      0.00
    65          9.75     8.13     6.50     4.88     3.25       1.63     0.00      0.00
    66          7.00     5.25     3.50     2.63     1.75       0.88     0.00      0.00
    67          7.00     5.25     3.50     2.63     1.75       0.88     0.00      0.00
    68          7.00     5.25     3.50     2.63     1.75       0.88     0.00      0.00

    69         17.50    17.50     17.50      15.75     14.00    12.25    10.50    8.75
    70         17.50    17.50     17.50      15.75     14.00    12.25    10.50    8.75
    71         17.50    17.50     17.50      15.75     14.00    12.25    10.50    8.75
    72         17.50    17.50     17.50      15.75     14.00    12.25    10.50    8.75
    73         17.50    17.50     17.50      15.75     14.00    12.25    10.50    8.75
    74         17.50    17.50     17.50      15.75     14.00    12.25    10.50    8.75
    75         17.50    17.50     17.50      15.75     14.00    12.25    10.50    8.75
    76         17.50    17.50     17.50      15.75     14.00    12.25    10.50    8.75
    77         17.50    17.50     17.50      15.75     14.00    12.25    10.50    8.75
    78         17.50    17.50     17.50      15.75     14.00    12.25    10.50    8.75
    79         17.50    17.50     17.50      15.75     14.00    12.25    10.50    8.75
    80         17.50    17.50     17.50      15.75     14.00    12.25    10.50    8.75



    69          7.00     5.25     3.50     2.63     1.75       0.88     0.00      0.00
    70          7.00     5.25     3.50     2.63     1.75       0.88     0.00      0.00
    71          7.00     5.25     3.50     2.63     1.75       0.88     0.00      0.00
    72          7.00     5.25     3.50     2.63     1.75       0.88     0.00      0.00
    73          7.00     5.25     3.50     2.63     1.75       0.88     0.00      0.00
    74          7.00     5.25     3.50     2.63     1.75       0.88     0.00      0.00
    75          7.00     5.25     3.50     2.63     1.75       0.88     0.00      0.00
    76          7.00     5.25     3.50     2.63     1.75       0.88     0.00      0.00
    77          7.00     5.25     3.50     2.63     1.75       0.88     0.00      0.00
    78          7.00     5.25     3.50     2.63     1.75       0.88     0.00      0.00
    79          7.00     5.25     3.50     2.63     1.75       0.88     0.00      0.00
    80          7.00     5.25     3.50     2.63     1.75       0.88     0.00      0.00



                   FEMALE NONSMOKERS (PREFERRED & STANDARD)



                           Number of Full Policy Years Completed Since the Issue Date
   Issue         0        1        2         3          4        5         6         7
    Age
    21          5.74     5.74     5.74      5.74       5.74     5.17      4.59       4.02
    22          5.74     5.74     5.74      5.74       5.74     5.17      4.59       4.02
    23          5.74     5.74     5.74      5.74       5.74     5.17      4.59       4.02
    24          5.74     5.74     5.74      5.74       5.74     5.17      4.59       4.02
    25          5.74     5.74     5.74      5.74       5.74     5.17      4.59       4.02
    26          5.74     5.74     5.74      5.74       5.74     5.17      4.59       4.02
    27          5.74     5.74     5.74      5.74       5.74     5.17      4.59       4.02
    28          5.74     5.74     5.74      5.74       5.74     5.17      4.59       4.02
    29          5.74     5.74     5.74      5.74       5.74     5.17      4.59       4.02
    30          5.74     5.74     5.74      5.74       5.74     5.17      4.59       4.02
    31          5.78     5.78     5.78      5.78       5.78     5.20      4.62       4.04
    32          5.81     5.81     5.81      5.81       5.81     5.23      4.65       4.07
    33          5.84     5.84     5.84      5.84       5.84     5.26      4.68       4.09
    34          5.91     5.91     5.91      5.91       5.91     5.32      4.73       4.14
    35          5.95     5.95     5.95      5.95       5.95     5.35      4.76       4.16
    36          5.98     5.98     5.98      5.98       5.98     5.38      4.78       4.19
    37          6.08     6.08     6.08      6.08       6.08     5.47      4.86       4.26
    38          6.11     6.11     6.11      6.11       6.11     5.50      4.89       4.28
    39          6.18     6.18     6.18      6.18       6.18     5.56      4.94       4.33
    40          6.28     6.28     6.28      6.28       6.28     5.66      5.03       4.40
    41          6.35     6.35     6.35      6.35       6.35     5.72      5.08       4.45
    42          6.42     6.42     6.42      6.42       6.42     5.78      5.13       4.49
    43          6.49     6.49     6.49      6.49       6.49     5.84      5.19       4.54
    44          6.62     6.62     6.62      6.62       6.62     5.96      5.30       4.63
    45          6.69     6.69     6.69      6.69       6.69     6.02      5.35       4.68
    46          6.82     6.82     6.82      6.82       6.82     6.14      5.46       4.78
    47          6.92     6.92     6.92      6.92       6.92     6.23      5.54       4.85
    48          7.09     7.09     7.09      7.09       7.09     6.38      5.67       4.97
    49          7.19     7.19     7.19      7.19       7.19     6.47      5.76       5.04
    50          7.36     7.36     7.36      7.36       7.36     6.63      5.89       5.15
    51          7.53     7.53     7.53      7.53       7.53     6.78      6.02       5.27
    52          7.70     7.70     7.70      7.70       7.70     6.93      6.16       5.39
    53          7.90     7.90     7.90      7.90       7.90     7.11      6.32       5.53
    54          8.14     8.14     8.14      8.14       8.14     7.33      6.51       5.70
    55          8.38     8.38     8.38      8.38       8.38     7.54      6.70       5.86
    56          8.58     8.58     8.58      8.58       8.58     7.72      6.86       6.01
    57          8.88     8.88     8.88      8.88       8.88     7.99      7.10       6.22
    58          9.12     9.12     9.12      9.12       9.12     8.21      7.29       6.38
    59          9.46     9.46     9.46      9.46       9.46     8.51      7.56       6.62
    60          9.79     9.79     9.79      9.79       9.79     8.81      7.83       6.86
    61         10.10    10.10    10.10     10.10      10.10     9.09      8.08       7.07



                        Number of Full Policy Years Completed Since the Issue Date
   Issue         8          9        10       11       12       13       14          15 or
    Age                                                                              more
    21          3.45       2.87     2.30     1.72     1.15     0.57      0.00        0.00
    22          3.45       2.87     2.30     1.72     1.15     0.57      0.00        0.00
    23          3.45       2.87     2.30     1.72     1.15     0.57      0.00        0.00
    24          3.45       2.87     2.30     1.72     1.15     0.57      0.00        0.00
    25          3.45       2.87     2.30     1.72     1.15     0.57      0.00        0.00
    26          3.45       2.87     2.30     1.72     1.15     0.57      0.00        0.00
    27          3.45       2.87     2.30     1.72     1.15     0.57      0.00        0.00
    28          3.45       2.87     2.30     1.72     1.15     0.57      0.00        0.00
    29          3.45       2.87     2.30     1.72     1.15     0.57      0.00        0.00
    30          3.45       2.87     2.30     1.72     1.15     0.57      0.00        0.00
    31          3.47       2.89     2.31     1.73     1.16     0.58      0.00        0.00
    32          3.49       2.91     2.32     1.74     1.16     0.58      0.00        0.00
    33          3.51       2.92     2.34     1.75     1.17     0.58      0.00        0.00
    34          3.55       2.96     2.36     1.77     1.18     0.59      0.00        0.00
    35          3.57       2.97     2.38     1.78     1.19     0.59      0.00        0.00
    36          3.59       2.99     2.39     1.79     1.20     0.60      0.00        0.00
    37          3.65       3.04     2.43     1.82     1.22     0.61      0.00        0.00
    38          3.67       3.06     2.45     1.83     1.22     0.61      0.00        0.00
    39          3.71       3.09     2.47     1.85     1.24     0.62      0.00        0.00
    40          3.77       3.14     2.51     1.89     1.26     0.63      0.00        0.00
    41          3.81       3.18     2.54     1.91     1.27     0.64      0.00        0.00
    42          3.85       3.21     2.57     1.93     1.28     0.64      0.00        0.00
    43          3.89       3.24     2.59     1.95     1.30     0.65      0.00        0.00
    44          3.97       3.31     2.65     1.99     1.32     0.66      0.00        0.00
    45          4.01       3.34     2.68     2.01     1.34     0.67      0.00        0.00
    46          4.09       3.41     2.73     2.05     1.36     0.68      0.00        0.00
    47          4.15       3.46     2.77     2.08     1.38     0.69      0.00        0.00
    48          4.26       3.55     2.84     2.13     1.42     0.71      0.00        0.00
    49          4.32       3.60     2.88     2.16     1.44     0.72      0.00        0.00
    50          4.42       3.68     2.95     2.21     1.47     0.74      0.00        0.00
    51          4.52       3.77     3.01     2.26     1.51     0.75      0.00        0.00
    52          4.62       3.85     3.08     2.31     1.54     0.77      0.00        0.00
    53          4.74       3.95     3.16     2.37     1.58     0.79      0.00        0.00
    54          4.88       4.07     3.26     2.44     1.63     0.81      0.00        0.00
    55          5.03       4.19     3.35     2.51     1.68     0.84      0.00        0.00
    56          5.15       4.29     3.43     2.57     1.72     0.86      0.00        0.00
    57          5.33       4.44     3.55     2.66     1.78     0.89      0.00        0.00
    58          5.47       4.56     3.65     2.74     1.82     0.91      0.00        0.00
    59          5.67       4.73     3.78     2.84     1.89     0.95      0.00        0.00
    60          5.88       4.90     3.92     2.94     1.96     0.98      0.00        0.00
    61          6.06       5.05     4.04     3.03     2.02     1.01      0.00        0.00

    62         10.40    10.40    10.40     10.40      10.40     9.36      8.32       7.28
    63         10.77    10.77    10.77     10.77      10.77     9.69      8.62       7.54
    64         11.14    11.14    11.14     11.14      11.14    10.03      8.91       7.80
    65         11.58    11.58    11.58     11.58      11.58    10.42      9.26       8.11
    66         12.91    12.91    12.91     11.62      10.33     9.04      7.75       6.46
    67         13.66    13.66    13.66     12.30      10.93     9.56      8.20       6.83
    68         14.41    14.41    14.41     12.97      11.53    10.09      8.65       7.21
    69         15.28    15.28    15.28     13.75      12.22    10.69      9.17       7.64
    70         16.21    16.21    16.21     14.59      12.97    11.35      9.73       8.11
    71         17.41    17.41    17.41     15.67      13.93    12.19     10.45       8.71
    72         17.50    17.50    17.50     15.75      14.00    12.25     10.50       8.75
    73         17.50    17.50    17.50     15.75      14.00    12.25     10.50       8.75
    74         17.50    17.50    17.50     15.75      14.00    12.25     10.50       8.75
    75         17.50    17.50    17.50     15.75      14.00    12.25     10.50       8.75
    76         17.50    17.50    17.50     15.75      14.00    12.25     10.50       8.75
    77         17.50    17.50    17.50     15.75      14.00    12.25     10.50       8.75
    78         17.50    17.50    17.50     15.75      14.00    12.25     10.50       8.75
    79         17.50    17.50    17.50     15.75      14.00    12.25     10.50       8.75
    80         17.50    17.50    17.50     15.75      14.00    12.25     10.50       8.75



    62         6.24       5.20     4.16     3.12     2.08     1.04      0.00        0.00
    63         6.46       5.39     4.31     3.23     2.15     1.08      0.00        0.00
    64         6.69       5.57     4.46     3.34     2.23     1.11      0.00        0.00
    65         6.95       5.79     4.63     3.47     2.32     1.16      0.00        0.00
    66         5.16       3.87     2.58     1.94     1.29     0.65      0.00        0.00
    67         5.46       4.10     2.73     2.05     1.37     0.68      0.00        0.00
    68         5.76       4.32     2.88     2.16     1.44     0.72      0.00        0.00
    69         6.11       4.58     3.06     2.29     1.53     0.76      0.00        0.00
    70         6.48       4.86     3.24     2.43     1.62     0.81      0.00        0.00
    71         6.96       5.22     3.48     2.61     1.74     0.87      0.00        0.00
    72         7.00       5.25     3.50     2.63     1.75     0.88      0.00        0.00
    73         7.00       5.25     3.50     2.63     1.75     0.88      0.00        0.00
    74         7.00       5.25     3.50     2.63     1.75     0.88      0.00        0.00
    75         7.00       5.25     3.50     2.63     1.75     0.88      0.00        0.00
    76         7.00       5.25     3.50     2.63     1.75     0.88      0.00        0.00
    77         7.00       5.25     3.50     2.63     1.75     0.88      0.00        0.00
    78         7.00       5.25     3.50     2.63     1.75     0.88      0.00        0.00
    79         7.00       5.25     3.50     2.63     1.75     0.88      0.00        0.00
    80         7.00       5.25     3.50     2.63     1.75     0.88      0.00        0.00



                                  MALE SMOKERS



                      Number of Full Policy Years Completed Since the Issue Date
   Issue        0         1         2         3         4        5         6         7
   Age
    0          5.36      5.36      5.36      5.36      5.36     4.82      4.29      3.75
    1          5.36      5.36      5.36      5.36      5.36     4.82      4.29      3.75
    2          5.36      5.36      5.36      5.36      5.36     4.82      4.29      3.75
    3          5.36      5.36      5.36      5.36      5.36     4.82      4.29      3.75
    4          5.36      5.36      5.36      5.36      5.36     4.82      4.29      3.75
    5          5.36      5.36      5.36      5.36      5.36     4.82      4.29      3.75
    6          5.36      5.36      5.36      5.36      5.36     4.82      4.29      3.75
    7          5.36      5.36      5.36      5.36      5.36     4.82      4.29      3.75
    8          5.36      5.36      5.36      5.36      5.36     4.82      4.29      3.75
    9          5.36      5.36      5.36      5.36      5.36     4.82      4.29      3.75
    10         5.36      5.36      5.36      5.36      5.36     4.82      4.29      3.75
    11         5.38      5.38      5.38      5.38      5.38     4.85      4.31      3.77
    12         5.43      5.43      5.43      5.43      5.43     4.89      4.34      3.80
    13         5.50      5.50      5.50      5.50      5.50     4.95      4.40      3.85
    14         5.56      5.56      5.56      5.56      5.56     5.01      4.45      3.89
    15         5.84      5.84      5.84      5.84      5.84     5.26      4.68      4.09
    16         5.88      5.88      5.88      5.88      5.88     5.29      4.70      4.12
    17         5.90      5.90      5.90      5.90      5.90     5.31      4.72      4.13
    18         5.93      5.93      5.93      5.93      5.93     5.34      4.75      4.15
    19         5.96      5.96      5.96      5.96      5.96     5.36      4.76      4.17
    20         5.99      5.99      5.99      5.99      5.99     5.39      4.79      4.19
    21         6.01      6.01      6.01      6.01      6.01     5.41      4.81      4.21
    22         6.05      6.05      6.05      6.05      6.05     5.44      4.84      4.23
    23         6.07      6.07      6.07      6.07      6.07     5.46      4.86      4.25
    24         6.10      6.10      6.10      6.10      6.10     5.49      4.88      4.27
    25         6.13      6.13      6.13      6.13      6.13     5.51      4.90      4.29
    26         6.15      6.15      6.15      6.15      6.15     5.53      4.92      4.30
    27         6.18      6.18      6.18      6.18      6.18     5.56      4.94      4.33
    28         6.20      6.20      6.20      6.20      6.20     5.58      4.96      4.34
    29         6.24      6.24      6.24      6.24      6.24     5.61      4.99      4.37
    30         6.26      6.26      6.26      6.26      6.26     5.63      5.01      4.38
    31         6.40      6.40      6.40      6.40      6.40     5.76      5.12      4.48
    32         6.53      6.53      6.53      6.53      6.53     5.88      5.22      4.57
    33         6.62      6.62      6.62      6.62      6.62     5.96      5.30      4.63



                     Number of Full Policy Years Completed Since the Issue Date
   Issue        8        9        10         11        12       13        14       15 or
   Age                                                                             more
    0          3.22     2.68      2.14      1.61      1.07     0.54      0.00      0.00
    1          3.22     2.68      2.14      1.61      1.07     0.54      0.00      0.00
    2          3.22     2.68      2.14      1.61      1.07     0.54      0.00      0.00
    3          3.22     2.68      2.14      1.61      1.07     0.54      0.00      0.00
    4          3.22     2.68      2.14      1.61      1.07     0.54      0.00      0.00
    5          3.22     2.68      2.14      1.61      1.07     0.54      0.00      0.00
    6          3.22     2.68      2.14      1.61      1.07     0.54      0.00      0.00
    7          3.22     2.68      2.14      1.61      1.07     0.54      0.00      0.00
    8          3.22     2.68      2.14      1.61      1.07     0.54      0.00      0.00
    9          3.22     2.68      2.14      1.61      1.07     0.54      0.00      0.00
    10         3.22     2.68      2.14      1.61      1.07     0.54      0.00      0.00
    11         3.23     2.69      2.15      1.62      1.08     0.54      0.00      0.00
    12         3.26     2.71      2.17      1.63      1.09     0.54      0.00      0.00
    13         3.30     2.75      2.20      1.65      1.10     0.55      0.00      0.00
    14         3.34     2.78      2.23      1.67      1.11     0.56      0.00      0.00
    15         3.51     2.92      2.34      1.75      1.17     0.58      0.00      0.00
    16         3.53     2.94      2.35      1.76      1.18     0.59      0.00      0.00
    17         3.54     2.95      2.36      1.77      1.18     0.59      0.00      0.00
    18         3.56     2.97      2.37      1.78      1.19     0.59      0.00      0.00
    19         3.57     2.98      2.38      1.79      1.19     0.60      0.00      0.00
    20         3.59     3.00      2.40      1.80      1.20     0.60      0.00      0.00
    21         3.61     3.01      2.41      1.80      1.20     0.60      0.00      0.00
    22         3.63     3.02      2.42      1.81      1.21     0.60      0.00      0.00
    23         3.64     3.03      2.43      1.82      1.21     0.61      0.00      0.00
    24         3.66     3.05      2.44      1.83      1.22     0.61      0.00      0.00
    25         3.68     3.06      2.45      1.84      1.23     0.61      0.00      0.00
    26         3.69     3.07      2.46      1.84      1.23     0.61      0.00      0.00
    27         3.71     3.09      2.47      1.85      1.24     0.62      0.00      0.00
    28         3.72     3.10      2.48      1.86      1.24     0.62      0.00      0.00
    29         3.74     3.12      2.50      1.87      1.25     0.62      0.00      0.00
    30         3.76     3.13      2.50      1.88      1.25     0.63      0.00      0.00
    31         3.84     3.20      2.56      1.92      1.28     0.64      0.00      0.00
    32         3.92     3.27      2.61      1.96      1.31     0.65      0.00      0.00
    33         3.97     3.31      2.65      1.99      1.32     0.66      0.00      0.00

    34         6.82      6.82      6.82      6.82      6.82     6.14      5.46     4.78
    35         6.97      6.97      6.97      6.97      6.97     6.27      5.58     4.88
    36         7.18      7.18      7.18      7.18      7.18     6.47      5.75     5.03
    37         7.28      7.28      7.28      7.28      7.28     6.56      5.83     5.10
    38         7.51      7.51      7.51      7.51      7.51     6.76      6.01     5.26
    39         7.73      7.73      7.73      7.73      7.73     6.96      6.19     5.41
    40         7.97      7.97      7.97      7.97      7.97     7.17      6.38     5.58
    41         8.27      8.27      8.27      8.27      8.27     7.45      6.62     5.79
    42         8.47      8.47      8.47      8.47      8.47     7.62      6.77     5.93
    43         8.85      8.85      8.85      8.85      8.85     7.96      7.08     6.19
    44         9.19      9.19      9.19      9.19      9.19     8.27      7.35     6.43
    45         9.59      9.59      9.59      9.59      9.59     8.63      7.67     6.71
    46         9.85      9.85      9.85      9.85      9.85     8.86      7.88     6.89
    47        10.15     10.15     10.15     10.15     10.15     9.14      8.12     7.11
    48        10.46     10.46     10.46     10.46     10.46     9.41      8.36     7.32
    49        10.86     10.86     10.86     10.86     10.86     9.77      8.69     7.60
    50        11.19     11.19     11.19     11.19     11.19    10.07      8.95     7.83
    51        11.56     11.56     11.56     11.56     11.56    10.40      9.25     8.09
    52        11.98     11.98     11.98     11.98     11.98    10.78      9.58     8.38
    53        12.43     12.43     12.43     12.43     12.43    11.18      9.94     8.70
    54        12.86     12.86     12.86     12.86     12.86    11.58     10.29     9.01
    55        13.44     13.44     13.44     13.44     13.44    12.09     10.75     9.41
    56        13.93     13.93     13.93     13.93     13.93    12.54     11.15     9.75
    57        14.45     14.45     14.45     14.45     14.45    13.01     11.56    10.12
    58        15.04     15.04     15.04     15.04     15.04    13.54     12.03    10.53
    59        15.71     15.71     15.71     15.71     15.71    14.14     12.57    11.00
    60        16.25     16.25     16.25     16.25     16.25    14.63     13.00    11.38
    61        16.25     16.25     16.25     16.25     16.25    14.63     13.00    11.38
    62        16.25     16.25     16.25     16.25     16.25    14.63     13.00    11.38
    63        16.25     16.25     16.25     16.25     16.25    14.63     13.00    11.38
    64        16.25     16.25     16.25     16.25     16.25    14.63     13.00    11.38
    65        16.25     16.25     16.25     16.25     16.25    14.63     13.00    11.38
    66        17.50     17.50     17.50     15.75     14.00    12.25     10.50     8.75
    67        17.50     17.50     17.50     15.75     14.00    12.25     10.50     8.75
    68        17.50     17.50     17.50     15.75     14.00    12.25     10.50     8.75
    69        17.50     17.50     17.50     15.75     14.00    12.25     10.50     8.75
    70        17.50     17.50     17.50     15.75     14.00    12.25     10.50     8.75
    71        17.50     17.50     17.50     15.75     14.00    12.25     10.50     8.75
    72        17.50     17.50     17.50     15.75     14.00    12.25     10.50     8.75
    73        17.50     17.50     17.50     15.75     14.00    12.25     10.50     8.75
    74        17.50     17.50     17.50     15.75     14.00    12.25     10.50     8.75
    75        17.50     17.50     17.50     15.75     14.00    12.25     10.50     8.75
    76        17.50     17.50     17.50     15.75     14.00    12.25     10.50     8.75
    77        17.50     17.50     17.50     15.75     14.00    12.25     10.50     8.75
    78        17.50     17.50     17.50     15.75     14.00    12.25     10.50     8.75
    79        17.50     17.50     17.50     15.75     14.00    12.25     10.50     8.75
    80        17.50     17.50     17.50     15.75     14.00    12.25     10.50     8.75



    34         4.09     3.41      2.73      2.05      1.36     0.68      0.00      0.00
    35         4.18     3.48      2.79      2.09      1.39     0.70      0.00      0.00
    36         4.31     3.59      2.87      2.16      1.44     0.72      0.00      0.00
    37         4.37     3.64      2.91      2.19      1.46     0.73      0.00      0.00
    38         4.51     3.75      3.00      2.25      1.50     0.75      0.00      0.00
    39         4.64     3.87      3.09      2.32      1.55     0.77      0.00      0.00
    40         4.78     3.99      3.19      2.39      1.59     0.80      0.00      0.00
    41         4.96     4.14      3.31      2.48      1.65     0.83      0.00      0.00
    42         5.08     4.23      3.39      2.54      1.69     0.85      0.00      0.00
    43         5.31     4.42      3.54      2.65      1.77     0.88      0.00      0.00
    44         5.51     4.59      3.67      2.76      1.84     0.92      0.00      0.00
    45         5.75     4.80      3.84      2.88      1.92     0.96      0.00      0.00
    46         5.91     4.92      3.94      2.95      1.97     0.98      0.00      0.00
    47         6.09     5.08      4.06      3.05      2.03     1.02      0.00      0.00
    48         6.27     5.23      4.18      3.14      2.09     1.05      0.00      0.00
    49         6.52     5.43      4.34      3.26      2.17     1.09      0.00      0.00
    50         6.71     5.59      4.48      3.36      2.24     1.12      0.00      0.00
    51         6.94     5.78      4.62      3.47      2.31     1.16      0.00      0.00
    52         7.19     5.99      4.79      3.59      2.40     1.20      0.00      0.00
    53         7.46     6.21      4.97      3.73      2.49     1.24      0.00      0.00
    54         7.72     6.43      5.15      3.86      2.57     1.29      0.00      0.00
    55         8.06     6.72      5.38      4.03      2.69     1.34      0.00      0.00
    56         8.36     6.97      5.57      4.18      2.79     1.39      0.00      0.00
    57         8.67     7.23      5.78      4.34      2.89     1.45      0.00      0.00
    58         9.03     7.52      6.02      4.51      3.01     1.50      0.00      0.00
    59         9.43     7.86      6.28      4.71      3.14     1.57      0.00      0.00
    60         9.75     8.13      6.50      4.88      3.25     1.63      0.00      0.00
    61         9.75     8.13      6.50      4.88      3.25     1.63      0.00      0.00
    62         9.75     8.13      6.50      4.88      3.25     1.63      0.00      0.00
    63         9.75     8.13      6.50      4.88      3.25     1.63      0.00      0.00
    64         9.75     8.13      6.50      4.88      3.25     1.63      0.00      0.00
    65         9.75     8.13      6.50      4.88      3.25     1.63      0.00      0.00
    66         7.00     5.25      3.50      2.63      1.75     0.88      0.00      0.00
    67         7.00     5.25      3.50      2.63      1.75     0.88      0.00      0.00
    68         7.00     5.25      3.50      2.63      1.75     0.88      0.00      0.00
    69         7.00     5.25      3.50      2.63      1.75     0.88      0.00      0.00
    70         7.00     5.25      3.50      2.63      1.75     0.88      0.00      0.00
    71         7.00     5.25      3.50      2.63      1.75     0.88      0.00      0.00
    72         7.00     5.25      3.50      2.63      1.75     0.88      0.00      0.00
    73         7.00     5.25      3.50      2.63      1.75     0.88      0.00      0.00
    74         7.00     5.25      3.50      2.63      1.75     0.88      0.00      0.00
    75         7.00     5.25      3.50      2.63      1.75     0.88      0.00      0.00
    76         7.00     5.25      3.50      2.63      1.75     0.88      0.00      0.00
    77         7.00     5.25      3.50      2.63      1.75     0.88      0.00      0.00
    78         7.00     5.25      3.50      2.63      1.75     0.88      0.00      0.00
    79         7.00     5.25      3.50      2.63      1.75     0.88      0.00      0.00
    80         7.00     5.25      3.50      2.63      1.75     0.88      0.00      0.00



                                FEMALE SMOKERS



                     Number of Full Policy Years Completed Since the Issue Date
   Issue        0         1         2         3         4        5         6         7
   Age
    0          5.32      5.32      5.32      5.32      5.32     4.78      4.25      3.72
    1          5.32      5.32      5.32      5.32      5.32     4.78      4.25      3.72
    2          5.32      5.32      5.32      5.32      5.32     4.78      4.25      3.72
    3          5.32      5.32      5.32      5.32      5.32     4.78      4.25      3.72
    4          5.32      5.32      5.32      5.32      5.32     4.78      4.25      3.72
    5          5.32      5.32      5.32      5.32      5.32     4.78      4.25      3.72



                     Number of Full Policy Years Completed Since the Issue Date
   Issue        8        9         10        11        12       13        14       15 or
   Age                                                                             more
    0          3.19     2.66      2.13      1.59      1.06     0.53      0.00      0.00
    1          3.19     2.66      2.13      1.59      1.06     0.53      0.00      0.00
    2          3.19     2.66      2.13      1.59      1.06     0.53      0.00      0.00
    3          3.19     2.66      2.13      1.59      1.06     0.53      0.00      0.00
    4          3.19     2.66      2.13      1.59      1.06     0.53      0.00      0.00
    5          3.19     2.66      2.13      1.59      1.06     0.53      0.00      0.00

    6          5.32      5.32      5.32      5.32      5.32     4.78      4.25      3.72
    7          5.32      5.32      5.32      5.32      5.32     4.78      4.25      3.72
    8          5.32      5.32      5.32      5.32      5.32     4.78      4.25      3.72
    9          5.32      5.32      5.32      5.32      5.32     4.78      4.25      3.72
    10         5.32      5.32      5.32      5.32      5.32     4.78      4.25      3.72
    11         5.32      5.32      5.32      5.32      5.32     4.78      4.25      3.72
    12         5.36      5.36      5.36      5.36      5.36     4.82      4.29      3.75
    13         5.36      5.36      5.36      5.36      5.36     4.82      4.29      3.75
    14         5.38      5.38      5.38      5.38      5.38     4.85      4.31      3.77
    15         5.61      5.61      5.61      5.61      5.61     5.05      4.49      3.93
    16         5.63      5.63      5.63      5.63      5.63     5.07      4.50      3.94
    17         5.69      5.69      5.69      5.69      5.69     5.12      4.55      3.98
    18         5.71      5.71      5.71      5.71      5.71     5.14      4.57      4.00
    19         5.77      5.77      5.77      5.77      5.77     5.19      4.61      4.04
    20         5.79      5.79      5.79      5.79      5.79     5.21      4.63      4.05
    21         5.89      5.89      5.89      5.89      5.89     5.30      4.71      4.12
    22         5.91      5.91      5.91      5.91      5.91     5.32      4.73      4.14
    23         5.95      5.95      5.95      5.95      5.95     5.35      4.76      4.16
    24         5.97      5.97      5.97      5.97      5.97     5.37      4.77      4.18
    25         5.99      5.99      5.99      5.99      5.99     5.39      4.79      4.19
    26         6.01      6.01      6.01      6.01      6.01     5.41      4.81      4.21
    27         6.04      6.04      6.04      6.04      6.04     5.43      4.83      4.22
    28         6.07      6.07      6.07      6.07      6.07     5.46      4.86      4.25
    29         6.09      6.09      6.09      6.09      6.09     5.48      4.87      4.26
    30         6.11      6.11      6.11      6.11      6.11     5.50      4.89      4.28
    31         6.19      6.19      6.19      6.19      6.19     5.57      4.95      4.34
    32         6.27      6.27      6.27      6.27      6.27     5.64      5.02      4.39
    33         6.35      6.35      6.35      6.35      6.35     5.72      5.08      4.45
    34         6.49      6.49      6.49      6.49      6.49     5.84      5.19      4.54
    35         6.58      6.58      6.58      6.58      6.58     5.92      5.26      4.60
    36         6.67      6.67      6.67      6.67      6.67     6.00      5.33      4.67
    37         6.87      6.87      6.87      6.87      6.87     6.18      5.49      4.81
    38         6.97      6.97      6.97      6.97      6.97     6.27      5.58      4.88
    39         7.13      7.13      7.13      7.13      7.13     6.41      5.70      4.99
    40         7.35      7.35      7.35      7.35      7.35     6.62      5.88      5.15
    41         7.52      7.52      7.52      7.52      7.52     6.77      6.02      5.26
    42         7.69      7.69      7.69      7.69      7.69     6.92      6.15      5.38
    43         7.87      7.87      7.87      7.87      7.87     7.08      6.30      5.51
    44         8.18      8.18      8.18      8.18      8.18     7.37      6.55      5.73
    45         8.38      8.38      8.38      8.38      8.38     7.54      6.70      5.86
    46         8.59      8.59      8.59      8.59      8.59     7.73      6.87      6.01
    47         8.72      8.72      8.72      8.72      8.72     7.85      6.98      6.11
    48         8.97      8.97      8.97      8.97      8.97     8.07      7.18      6.28
    49         9.10      9.10      9.10      9.10      9.10     8.19      7.28      6.37
    50         9.33      9.33      9.33      9.33      9.33     8.40      7.46      6.53
    51         9.56      9.56      9.56      9.56      9.56     8.60      7.64      6.69
    52         9.77      9.77      9.77      9.77      9.77     8.79      7.82      6.84
    53        10.03     10.03     10.03     10.03     10.03     9.03      8.02      7.02
    54        10.33     10.33     10.33     10.33     10.33     9.30      8.27      7.23
    55        10.63     10.63     10.63     10.63     10.63     9.56      8.50      7.44
    56        10.84     10.84     10.84     10.84     10.84     9.76      8.67      7.59
    57        11.21     11.21     11.21     11.21     11.21    10.09      8.97      7.85
    58        11.45     11.45     11.45     11.45     11.45    10.30      9.16      8.01
    59        11.83     11.83     11.83     11.83     11.83    10.65      9.46      8.28
    60        12.19     12.19     12.19     12.19     12.19    10.97      9.75      8.53
    61        12.47     12.47     12.47     12.47     12.47    11.22      9.98      8.73
    62        12.74     12.74     12.74     12.74     12.74    11.47     10.19      8.92
    63        13.08     13.08     13.08     13.08     13.08    11.77     10.46      9.16
    64        13.39     13.39     13.39     13.39     13.39    12.05     10.71      9.38
    65        13.78     13.78     13.78     13.78     13.78    12.40     11.02      9.64



    6          3.19     2.66      2.13      1.59      1.06     0.53      0.00      0.00
    7          3.19     2.66      2.13      1.59      1.06     0.53      0.00      0.00
    8          3.19     2.66      2.13      1.59      1.06     0.53      0.00      0.00
    9          3.19     2.66      2.13      1.59      1.06     0.53      0.00      0.00
    10         3.19     2.66      2.13      1.59      1.06     0.53      0.00      0.00
    11         3.19     2.66      2.13      1.59      1.06     0.53      0.00      0.00
    12         3.22     2.68      2.14      1.61      1.07     0.54      0.00      0.00
    13         3.22     2.68      2.14      1.61      1.07     0.54      0.00      0.00
    14         3.23     2.69      2.15      1.62      1.08     0.54      0.00      0.00
    15         3.37     2.80      2.24      1.68      1.12     0.56      0.00      0.00
    16         3.38     2.82      2.25      1.69      1.13     0.56      0.00      0.00
    17         3.41     2.84      2.27      1.71      1.14     0.57      0.00      0.00
    18         3.43     2.85      2.28      1.71      1.14     0.57      0.00      0.00
    19         3.46     2.88      2.31      1.73      1.15     0.58      0.00      0.00
    20         3.47     2.89      2.32      1.74      1.16     0.58      0.00      0.00
    21         3.53     2.94      2.36      1.77      1.18     0.59      0.00      0.00
    22         3.55     2.96      2.36      1.77      1.18     0.59      0.00      0.00
    23         3.57     2.97      2.38      1.78      1.19     0.59      0.00      0.00
    24         3.58     2.98      2.39      1.79      1.19     0.60      0.00      0.00
    25         3.59     3.00      2.40      1.80      1.20     0.60      0.00      0.00
    26         3.61     3.01      2.41      1.80      1.20     0.60      0.00      0.00
    27         3.62     3.02      2.41      1.81      1.21     0.60      0.00      0.00
    28         3.64     3.03      2.43      1.82      1.21     0.61      0.00      0.00
    29         3.65     3.05      2.44      1.83      1.22     0.61      0.00      0.00
    30         3.67     3.06      2.45      1.83      1.22     0.61      0.00      0.00
    31         3.72     3.10      2.48      1.86      1.24     0.62      0.00      0.00
    32         3.76     3.14      2.51      1.88      1.25     0.63      0.00      0.00
    33         3.81     3.18      2.54      1.91      1.27     0.64      0.00      0.00
    34         3.89     3.24      2.59      1.95      1.30     0.65      0.00      0.00
    35         3.95     3.29      2.63      1.97      1.32     0.66      0.00      0.00
    36         4.00     3.33      2.67      2.00      1.33     0.67      0.00      0.00
    37         4.12     3.43      2.75      2.06      1.37     0.69      0.00      0.00
    38         4.18     3.48      2.79      2.09      1.39     0.70      0.00      0.00
    39         4.28     3.56      2.85      2.14      1.43     0.71      0.00      0.00
    40         4.41     3.68      2.94      2.21      1.47     0.74      0.00      0.00
    41         4.51     3.76      3.01      2.26      1.50     0.75      0.00      0.00
    42         4.61     3.84      3.08      2.31      1.54     0.77      0.00      0.00
    43         4.72     3.93      3.15      2.36      1.57     0.79      0.00      0.00
    44         4.91     4.09      3.27      2.46      1.64     0.82      0.00      0.00
    45         5.03     4.19      3.35      2.51      1.68     0.84      0.00      0.00
    46         5.15     4.29      3.44      2.58      1.72     0.86      0.00      0.00
    47         5.23     4.36      3.49      2.62      1.74     0.87      0.00      0.00
    48         5.38     4.49      3.59      2.69      1.79     0.90      0.00      0.00
    49         5.46     4.55      3.64      2.73      1.82     0.91      0.00      0.00
    50         5.60     4.67      3.73      2.80      1.87     0.93      0.00      0.00
    51         5.73     4.78      3.82      2.87      1.91     0.96      0.00      0.00
    52         5.86     4.89      3.91      2.93      1.95     0.98      0.00      0.00
    53         6.02     5.01      4.01      3.01      2.01     1.00      0.00      0.00
    54         6.20     5.17      4.13      3.10      2.07     1.03      0.00      0.00
    55         6.38     5.31      4.25      3.19      2.13     1.06      0.00      0.00
    56         6.50     5.42      4.34      3.25      2.17     1.08      0.00      0.00
    57         6.73     5.61      4.48      3.36      2.24     1.12      0.00      0.00
    58         6.87     5.72      4.58      3.43      2.29     1.14      0.00      0.00
    59         7.10     5.91      4.73      3.55      2.37     1.18      0.00      0.00
    60         7.31     6.09      4.87      3.66      2.44     1.22      0.00      0.00
    61         7.48     6.24      4.99      3.74      2.49     1.25      0.00      0.00
    62         7.64     6.37      5.10      3.82      2.55     1.27      0.00      0.00
    63         7.85     6.54      5.23      3.92      2.62     1.31      0.00      0.00
    64         8.04     6.70      5.36      4.02      2.68     1.34      0.00      0.00
    65         8.27     6.89      5.51      4.13      2.76     1.38      0.00      0.00

    66        15.29     15.29     15.29     13.76     12.23    10.70      9.17      7.64
    67        15.98     15.98     15.98     14.38     12.78    11.18      9.59      7.99
    68        16.61     16.61     16.61     14.95     13.29    11.63      9.97      8.31
    69        17.33     17.33     17.33     15.59     13.86    12.13     10.40      8.66
    70        17.50     17.50     17.50     15.75     14.00    12.25     10.50      8.75
    71        17.50     17.50     17.50     15.75     14.00    12.25     10.50      8.75
    72        17.50     17.50     17.50     15.75     14.00    12.25     10.50      8.75
    73        17.50     17.50     17.50     15.75     14.00    12.25     10.50      8.75
    74        17.50     17.50     17.50     15.75     14.00    12.25     10.50      8.75
    75        17.50     17.50     17.50     15.75     14.00    12.25     10.50      8.75
    76        17.50     17.50     17.50     15.75     14.00    12.25     10.50      8.75
    77        17.50     17.50     17.50     15.75     14.00    12.25     10.50      8.75
    78        17.50     17.50     17.50     15.75     14.00    12.25     10.50      8.75
    79        17.50     17.50     17.50     15.75     14.00    12.25     10.50      8.75
    80        17.50     17.50     17.50     15.75     14.00    12.25     10.50      8.75



    66         6.12     4.59      3.06      2.29      1.53     0.76      0.00      0.00
    67         6.39     4.79      3.20      2.40      1.60     0.80      0.00      0.00
    68         6.64     4.98      3.32      2.49      1.66     0.83      0.00      0.00
    69         6.93     5.20      3.47      2.60      1.73     0.87      0.00      0.00
    70         7.00     5.25      3.50      2.63      1.75     0.88      0.00      0.00
    71         7.00     5.25      3.50      2.63      1.75     0.88      0.00      0.00
    72         7.00     5.25      3.50      2.63      1.75     0.88      0.00      0.00
    73         7.00     5.25      3.50      2.63      1.75     0.88      0.00      0.00
    74         7.00     5.25      3.50      2.63      1.75     0.88      0.00      0.00
    75         7.00     5.25      3.50      2.63      1.75     0.88      0.00      0.00
    76         7.00     5.25      3.50      2.63      1.75     0.88      0.00      0.00
    77         7.00     5.25      3.50      2.63      1.75     0.88      0.00      0.00
    78         7.00     5.25      3.50      2.63      1.75     0.88      0.00      0.00
    79         7.00     5.25      3.50      2.63      1.75     0.88      0.00      0.00
    80         7.00     5.25      3.50      2.63      1.75     0.88      0.00      0.00

APPENDIX C - FINANCIAL
STATEMENTS


================================================================================


FARMERS NEW WORLD LIFE INSURANCE COMPANY

FARMERS NEW WORLD LIFE
INSURANCE COMPANY
(a wholly owned subsidiary of Farmers Group, Inc.)
-------------------------------------------------------------------------------
FINANCIAL STATEMENTS FOR THE
YEARS ENDED DECEMBER 31, 1998, 1997, 1996 AND
INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT

Board of Directors Farmers New World Life Insurance Company Mercer Island, Washington

We have audited the accompanying balance sheets of Farmers New World Life Insurance Company (a wholly owned subsidiary of Farmers Group, Inc.) (the Company) as of December 31, 1998 and 1997, and the related statements of income, comprehensive income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Farmers New World Life Insurance Company at December 31, 1998 and 1997, and the results of its operations, and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

February 3, 1999

Seattle, Washington

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Farmers Group, Inc.)

BALANCE SHEETS (in thousands)
DECEMBER 31, 1998 AND 1997
================================================================================

ASSETS                                                                        1998            1997
------                                                                        ----            ----
INVESTMENTS (Notes 2 and 3):
      Fixed maturities available-for-sale:
            Bonds, at fair value (cost:  $3,510,846 and $3,298,645)         $3,674,223     $3,444,333
            Redeemable preferred stocks, at fair value
                  (cost:  $82,090 and $109,781)                                 86,662        110,815
      Equity securities available-for-sale:
            Non-redeemable preferred stocks, at fair value
                  (cost:  $1,153 and $1,153)                                     1,270          1,227
            Common stocks, at fair value (cost:  $41 and $-0-)                       3            120
      Mortgage loans on real estate, net of allowance for losses                52,879         89,903
      Investment real estate, net of accumulated depreciation
            and allowance for losses (Note 1)                                   59,047         67,214
      Surplus note of the Exchanges (Note 4)                                   119,000              0
      Policy loans                                                             185,211        165,894
      Joint ventures                                                             8,456         11,566
      S&P 500 call options, at fair value (cost: $11,305 and $3,450)            14,817          3,299
                                                                            ----------     ----------

                        Total investments                                    4,201,568      3,894,371

CASH AND CASH EQUIVALENTS                                                       63,784          9,980

ACCRUED INVESTMENT INCOME                                                       53,263         51,971

OTHER RECEIVABLES                                                               17,558         18,937

INCOME TAXES RECOVERABLE                                                             0         23,366

DEFERRED POLICY ACQUISITION COSTS (Note 1)                                     467,248        439,579

VALUE OF BUSINESS ACQUIRED (Notes 1 & 5)                                       334,442        359,146

PROPERTY AND EQUIPMENT, net of accumulated depreciation
     of $7,411 and $6,824                                                       14,379         14,401

OTHER ASSETS:
      Securities lending collateral (Note 6)                                   461,801        544,580
      Other assets                                                               2,298          2,380
                                                                            ----------     ----------
                                                                               464,099        546,960

                                                                            ----------     ----------

TOTAL                                                                       $5,616,341     $5,358,711
                                                                            ==========     ==========

================================================================================

LIABILITIES AND STOCKHOLDER'S EQUITY                                           1998                  1997
------------------------------------                                           ----                  ----
POLICY LIABILITIES AND ACCRUALS:
      Future policy benefits                                                  $3,184,248                  $3,010,162
      Policy claims (Note 7)                                                      26,177                      22,156
                                                                              ----------                  ----------

                                                                               3,210,425                   3,032,318

OTHER POLICYHOLDER FUNDS & DIVIDENDS                                              57,358                      60,072

ACCRUED EXPENSES AND OTHER LIABILITIES:
      Securities lending liability (Note 6)                                      461,801                     544,580
      Death benefit liability                                                     37,024                      29,087
      Other liabilities                                                           63,736                      60,047
                                                                              ----------                  ----------
                                                                                 562,561                     633,714

INCOME TAXES (Note 8):
      Current                                                                      4,180                           0
      Deferred                                                                   161,184                     153,006
                                                                              ----------                  ----------

                                                                                 165,364                     153,006

                                                                              ----------                  ----------

                        Total liabilities                                      3,995,708                   3,879,110

COMMITMENTS AND CONTINGENCIES (Note 9)

STOCKHOLDER'S EQUITY:
      Common stock, $1 par value - Authorized, 25,000,000 shares;
            issued and outstanding, 6,600,000 shares                               6,600                       6,600
      Additional paid-in capital                                                 994,246                     994,246
      Accumulated other comprehensive income, net of deferred
            taxes of $41,518 and $35,902                                          77,105                      66,675
      Retained earnings (Note 10)                                                542,682                     412,080
                                                                              ----------                  ----------

                        Total stockholder's equity                             1,620,633                   1,479,601
                                                                              ----------                  ----------

TOTAL                                                                         $5,616,341                  $5,358,711
                                                                              ==========                  ==========

--------------------------------------------------------------------------------

See notes to financials statements.                                            2

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Farmers Group, Inc.)

STATEMENTS OF INCOME (in thousands)
YEARS ENDED DECEMBER 31, 1998, 1997 and 1996
================================================================================

                                                                                 1998         1997           1996
                                                                                 ----         ----           ----
REVENUES:
      Net premiums earned (Note 11)                                            $173,229      $151,134       $136,142
      Universal life and annuity policy charges                                 206,393       200,857        188,355
      Net investment income (Note 2)                                            293,770       275,760        257,852
      Net realized investment gains (losses) (Note 2)                          (13,473)        10,063         30,182
      Other income                                                                  707           784            764
                                                                               --------      --------       --------

                        Total revenues                                          660,626       638,598        613,295

BENEFITS AND EXPENSES:
      Death and other benefits (Note 7)                                         133,984       112,370        110,853
      Future policy benefits                                                     23,711        15,713         11,383
      Interest credited to policyholders                                        150,618       146,376        138,033
      Underwriting, acquisition and insurance expenses:
            Amortization of deferred policy acquisition costs                    68,997        70,855         62,178
            Amortization of value of business acquired                           23,897        21,305         20,411
            Commissions                                                          18,972        17,344         18,317
            General insurance expenses and taxes                                 38,659        42,986         38,699
                                                                               --------      --------       --------

                        Total benefits and expenses                             458,838       426,949        399,874
                                                                               --------      --------       --------

                        Income before provision for income taxes                201,788       211,649        213,421
                                                                               --------      --------       --------
PROVISION (BENEFIT) FOR INCOME TAXES (Note 8):
      Current                                                                    70,690        80,889         82,556
      Deferred                                                                      496       (7,027)       (11,417)
                                                                               --------      --------       --------


                        Total provision for income taxes                         71,186        73,862         71,139
                                                                               --------      --------       --------

NET INCOME                                                                     $130,602      $137,787       $142,282
                                                                               ========      ========       ========

See notes to financials statements.                                            3

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Farmers Group, Inc.)

STATEMENTS OF COMPREHENSIVE INCOME (in thousands)
YEARS ENDED DECEMBER 31, 1998, 1997 and 1996
================================================================================


                                                                                             1998        1997          1996
                                                                                             ----        ----          ----
NET INCOME                                                                                  $130,602     $137,787     $142,282
                                                                                            --------     --------     --------
OTHER COMPREHENSIVE INCOME, NET OF TAX:
     Unrealized holding gains (losses) on securities:
           Unrealized holding gains (losses) on securities,
                net of tax of $(7,921)                                                        14,711
           Less:  reclassification adjustment for gains
                included in net income, net of tax of $(357)                                   (662)
                                                                                            --------     --------     --------
                      Net unrealized holding gains on securities, net of tax of
                            $7,565, $28,968, and $13,218                                      14,049       53,797       24,547

     Change in effect of unrealized gains (losses) on other
           insurance accounts, net of tax of $(1,949), $(7,387), and $3,664                  (3,619)     (13,718)        6,805
                                                                                            --------     --------     --------

COMPREHENSIVE INCOME                                                                        $141,032     $177,866     $173,634
                                                                                            ========     ========     ========

See notes to financials statements.                                            4

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Farmers Group, Inc.)

STATEMENTS OF STOCKHOLDER'S EQUITY (in thousands)
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
================================================================================

                                                                  Accumulated
                                                      Additional    other                     Total stock-
                                            Common    paid-in    comprehensive   Retained      holder's
                                             stock    capital      income        earnings      equity
                                            ------   ----------  ------------   ----------    ----------
BALANCE, December 31, 1995                  $6,600     $994,246   $(4,756)        $ 506,927    $1,503,017

Dividend in-kind to stockholder                                                  $(374,916)     (374,916)

     Net income                                                                     142,282       142,282

Change in other comprehensive
   income, net of tax of $16,882                                    31,352                         31,352
                                            ------     --------    -------        ---------    ----------

BALANCE, December 31, 1996                   6,600      994,246     26,596          274,293     1,301,735

     Net income                                                                     137,787       137,787

Change in other comprehensive
   income, net of tax of $21,581                                    40,079                         40,079
                                            ------     --------    -------        ---------    ----------

BALANCE, December 31, 1997                   6,600      994,246     66,675          412,080     1,479,601

     Net income                                                                     130,602       130,602

Unrealized gains on available for
    sale investments arising during
    the period, net of tax of $7,921                                14,711                         14,711

Reclassification adjustment for
   gains included in net income,
    net of tax of $(357)                                             (662)                          (662)

Change in effect of unrealized
   losses on other insurance
   accounts, net of tax of $(1,949)                                (3,619)                        (3,619)
                                            ------     --------    -------        ---------    ----------

BALANCE, December 31, 1998                  $6,600     $994,246    $77,105        $ 542,682    $1,620,633
                                            ======     ========    =======        =========    ==========

See notes to financials statements.                                            5

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Farmers Group, Inc.)

STATEMENTS OF CASH FLOWS (in thousands)
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                                         1998              1997        1996
                                                                                         ----              ----        ----
OPERATING ACTIVITIES:
      Net income                                                                     $   130,602     $   137,787    $ 142,282
      Adjustments to reconcile net income to net cash provided by operating activities:
            Universal life type contracts:
                  Deposits received                                                      299,007         295,747      288,745
                  Withdrawals                                                          (241,765)       (232,728)    (210,182)
                  Interest credited                                                       67,585          62,247       56,216
            Realized investment losses (gains)                                            13,473        (10,063)     (30,182)
            Amortization of deferred policy acquisition costs and VOBA                    92,894          92,160       82,589
            Deferred income tax expense (benefit)                                            496         (7,027)     (11,417)
            Depreciation                                                                   2,544           2,462        1,970
            Cash provided (used) by changes in operating assets and liabilities:
                  Federal income taxes payable                                             4,180        (22,822)       21,016
                  Deferred policy acquisition costs                                     (93,047)        (70,913)    (112,362)
                  Life insurance policy liabilities                                       27,802          14,588       13,521
                  Other policyholder funds                                               (2,714)         (2,894)      (3,097)
                  Other                                                                   31,758        (37,212)        (262)
                                                                                       ---------       ---------    ---------

      Net cash provided by operating activities                                          332,815         221,332      238,837

INVESTING ACTIVITIES:
      Purchase of bonds and stocks available-for-sale                                  (660,918)       (735,325)    (948,418)
      Proceeds from sales or maturities of bonds and stocks available-for-sale           458,364         450,760      549,600
      Purchase of mortgage loans                                                               0        (32,623)            0
      Mortgage loan collections                                                           36,839          30,448       18,287
      Purchase of investment real estate                                                   (908)        (23,568)        (168)
      Proceeds from sale of investments in real estate                                     8,557           2,327        5,349
      Increase in policy loans                                                          (19,317)        (17,836)     (18,592)
      Purchase of property and equipment                                                   (572)         (1,685)         (72)
      Purchase of surplus note of the Exchanges                                        (119,000)               0            0
      Other                                                                              (7,535)        (10,782)          139
                                                                                       ---------       ---------    ---------

      Net cash used by investing activities                                            (304,490)       (338,284)    (393,875)

FINANCING ACTIVITIES:
      Annuity contracts:
            Deposits received                                                            144,793         131,651      141,046
            Withdrawals                                                                (202,244)       (161,150)    (121,836)
            Interest credited                                                             82,930          80,280       78,177
                                                                                       ---------       ---------    ---------
      Net cash provided by financing activities                                           25,479          50,781       97,387
                                                                                       ---------       ---------    ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS,
      carried forward                                                                     53,804        (66,171)     (57,651)

See notes to financials statements.                                            6

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Farmers Group, Inc.)

STATEMENTS OF CASH FLOWS (in thousands) (continued)
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
================================================================================

                                                                                  1998          1997           1996
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS,                                 ----          ----           ----
       brought forward                                                           $53,804      $(66,171)     $(57,651)

CASH AND CASH EQUIVALENTS:
      Beginning of year                                                            9,980        76,151        133,802
                                                                                 -------      --------      ---------
      End of year                                                                $63,784      $  9,980      $  76,151
                                                                                 =======      ========      =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
      Cash paid during year for:
            Income taxes                                                         $41,250      $122,787      $  83,538
            Interest paid                                                            945             0          1,777

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING
            AND FINANCING ACTIVITIES:
      Dividend in-kind to stockholder                                                  0             0        374,916

See notes to financial statements.                                             7

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Farmers Group, Inc.)

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998, 1997, and 1996
================================================================================

NOTE 1:       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     THE COMPANY: The accompanying financial statements include the accounts of Farmers New World Life Insurance Company ("the Company"), a wholly owned subsidiary of Farmers Group, Inc. ("FGI") whose ultimate parent is Zurich Financial Services Group. FGI, a management services insurance holding company, is attorney in fact for three inter-insurance exchanges and their subsidiaries ("the Exchanges") and owns a reinsurance company Farmers Re.

     In December 1988, BATUS Inc. ("BATUS"), a subsidiary of B.A.T Industries p.l.c. ("B.A.T"), acquired 100% ownership of FGI and its subsidiaries for $5,212,619,000 in cash, including related expenses, through its wholly owned subsidiary BATUS Financial Services. Immediately thereafter, BATUS Financial Services was merged into FGI. The acquisition was accounted for as a purchase and, accordingly, the acquired assets and liabilities were recorded in the Company's balance sheet based on their estimated fair values at December 31, 1988.

     At the time of purchase, a portion of the purchase price, $530,076,000, was assigned to the Company's "Value of Business Acquired" ("VOBA"), which represented an actuarial determination of the expected profits from the business in force at the date of B.A.T's acquisition of FGI. The amount so assigned is being amortized over its actuarially determined useful life with the unamortized amount included in "Value of Business Acquired" in the accompanying balance sheets.

     On December 22, 1997, a definitive agreement was reached to merge B.A.T's Financial Services Businesses, which included FGI and its subsidiaries, with Zurich Insurance Company ("Zurich"). In June 1998, the merger was approved by the shareholders of B.A.T and Zurich. In September 1998, this merger was completed and the businesses of Zurich and B.A.T's Financial Services Businesses were transferred to Zurich Financial Services ("ZFS"), a new Swiss company with headquarters in Zurich. This merger was accounted for by ZFS as a pooling of interests and, therefore, no purchase accounting adjustments were made to FGI's assets and liabilities.

     NATURE OF OPERATIONS: The Company concentrates its activities in the individual life insurance and annuity markets. Principal lines of business include traditional and universal whole life products as well as term life insurance. Additionally, the Company issues flexible and single premium deferred annuities, single premium immediate annuities and equity indexed annuities.

     The Company and the Exchanges operate using common trade names and logos, including Farmers Insurance Group of Companies(R), Farmers Insurance Group(R) and Farmers(R). In addition, the Company and the Exchanges distribute their respective insurance products through a common network of direct writing agents and district managers. As of December 31, 1998, this network consisted of 14,743 direct writing agents and 499 district managers, each of whom is an independent contractor. The size, efficiency and scope of this agency force have made it a major factor in the Exchanges' and the Company's growth. Each agent is required to first submit business to the insurers in the Farmers Insurance Group of Companies within the classes and lines of business written by such insurers. To the extent that such insurers decline such business or do not underwrite it, the agents may offer business to other insurers.

     The Company is currently licensed in 37 states, primarily in the western, midwestern, and southwestern regions of the United States.

     USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     REVENUE RECOGNITION: Premiums for traditional life and accident and health insurance products are recognized as revenues when due from policyholders. Policy withdrawal, maintenance, and other charges are recognized as income when earned.

     Revenues associated with universal life products consist of policy charges for the cost of insurance, policy administration fees, surrender charges, and investment income on assets allocated to support policyholder account balances on deposit. Revenues for deferred annuity products consist of surrender charges, investment income on assets allocated to support policyholder account balances on deposit and administrative charges for equity-indexed annuities. Consideration received for interest-sensitive insurance and annuity products is recorded as a liability when received.

     INVESTMENTS: The Company has classified all investments in fixed maturities and equity securities as available-for-sale and reports them on the balance sheet at fair value with unrealized gains and losses, net of tax, excluded from earnings and reported as a component of stockholder's equity in accordance with the application of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". As of December 31, 1998 and 1997, there were no securities designated as held-to-maturity or trading.

     Realized gains (losses) on sales, redemptions and write-downs of investments are determined based on the net book value of individual investments.

     Investment real estate consists of properties purchased for investment and properties acquired through foreclosure, and is carried at the lower of cost less accumulated depreciation of $28,366,000 in 1998 and $27,714,000 in 1997, or market. Depreciation is provided on a straight-line basis over 45 years, the estimated life of the properties.

     The Company follows the provisions of SFAS No. 118 (amending SFAS No.
     114), "Accounting by Creditors for Impairment of a Loan", which requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral, if the loan is collateral dependent. No material amounts were recognized in the periods presented.

     DEFERRED POLICY ACQUISITION COSTS: The costs of acquiring new traditional life business, principally first year commissions and other expenses for policy underwriting and issuance (which are primarily related to and vary with the production of new business), are deferred and amortized proportionately over the estimated period during which the related premiums will be recognized as income, based on the same assumptions that are used for computing the liabilities for future policy benefits.

     Policy acquisition costs for universal life and deferred annuity products are deferred and amortized in relation to the present value of expected gross profits on the policies. Deferred Policy Acquisition Costs ("DAC") include amounts associated with the unrealized gains and losses recorded as a component of stockholder's equity. Accordingly, DAC is increased or decreased for the impact of estimated future gross profits as if net unrealized gains or losses on securities had been realized at the balance sheet date. Net unrealized gains or losses on securities within stockholder's equity also reflect this impact.

     VALUE OF BUSINESS ACQUIRED: The present value of the business acquired in the 1998 merger with B.A.T is being amortized as the life insurance business in-force at the time of the merger declines.

     PROPERTY AND EQUIPMENT: Depreciation of property and equipment has been provided using the straight-line method with estimated useful lives of ten to 45 years for buildings and improvements and five years for furniture and equipment.

     LONG-LIVED ASSETS: In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", long-lived assets and certain identifiable intangibles to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. No such impairments have occurred.

     POLICY LIABILITIES AND ACCRUALS: Liabilities for future policy benefits for traditional life policies are computed principally on a net level premium method reflecting estimated future investment yields, mortality, morbidity, and withdrawals. Interest rate assumptions range from 2.25% to 9.00% depending upon the year of issue. Mortality is calculated principally on select and ultimate tables in common usage in the industry, modified for Company experience, and withdrawals are estimated based primarily on experience.

     Liabilities for future policy benefits on universal life and deferred annuity products are determined under the retrospective deposit method and consist principally of policy values before any surrender charges.

     Unpaid policy claims include claims in course of settlement and a provision for claims incurred but not reported, based on past experience.

     LIFE SALES MANAGEMENT SERVICES: Fees charged to the Company by FGI for sales and marketing services were $21,187,000 in 1998, $20,862,000 in 1997, and $20,885,000 in 1996, and are accounted for as deferred policy acquisition costs except for advertising expenses, which are expensed as incurred, of $1,336,000, $1,590,000, and $1,512,000, in 1998, 1997, and
     1996, respectively.

     STATEMENT OF CASH FLOWS: For purposes of reporting cash flows, the Company considers short-term investments purchased with an initial maturity of three months or less to be cash equivalents.

     ACCOUNTING PRONOUNCEMENTS: In March 1998, The American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". This SOP, effective for financial statements issued for periods beginning after December 15, 1998, applies to all nongovernmental entities and establishes the rules for capitalizing or expensing internally developed software.

     In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". This Statement, effective for fiscal periods beginning after December 15, 1997 established standards for reporting and displaying comprehensive income and its components. This Statement mandated that all items that are required to be recognized under accounting standards, as components of comprehensive income be reported in a financial statement with the same prominence as other financial statements. As a result of adopting this Statement, the components of comprehensive income are now stated in the statements of comprehensive income.

     In 1998, the FASB released SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement, effective for financial statements of public and nonpublic entities issued for fiscal year beginning after June 15, 1999 and deferred until June 15, 2000 by SFAS No. 137, "Deferral of Effective Date of FASB Statement No. 133", establishes accounting and reporting standards for derivative instruments (including certain derivative instruments embedded in other contracts) and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at market value. The Company does not expect the adoption of this Statement to have a material impact on its financial statements.

NOTE 2:       INVESTMENTS

     INVESTMENT INCOME: The sources of investment income for the years ended December 31 are (in thousands):

                                             1998          1997       1996
                                             ----          ----       ----
Bonds                                       $257,422     $236,405   $212,944
Common and preferred stocks                    8,123       11,747     20,874
Other                                         41,883       40,370     33,990
                                            --------     --------   --------

Gross investment income                      307,428      288,522    267,808

Less investment expenses                      13,658       12,762      9,956
                                            --------     --------   --------

Net investment income                       $293,770     $275,760   $257,852
                                            ========     ========   ========

The Company's investment expenses included approximately $1,143,000, $2,063,000 and $1,931,000 in 1998, 1997, and 1996, respectively, that were paid to its parent company, FGI.

In June 1998, the Company's investment management was transferred to Scudder Kemper Investments, Inc. ("SKI"), an indirect subsidiary of Zurich Financial Services. In 1998, approximately $704,000 of the Company's investment expenses were paid to SKI.

     REALIZED GAINS (LOSSES): Realized investment gains (losses) for the years ended December 31 are (in thousands):

                                                1998       1997    1996
                                                ----       ----    ----
Bonds                                      $(15,126)    $ 8,613     $ (660)
Redeemable preferred stocks                       25      1,304       1,674
Non-redeemable preferred stocks                    0         71     (3,063)
Common stocks                                    117         61      32,373
Investment real estate                         1,393          3       1,008
Other                                            118         11     (1,150)
                                           ---------    -------     -------

                                           $(13,473)    $10,063     $30,182
                                           =========    =======     =======

Properties acquired through foreclosure were $25,677,000 and $28,050,000 at December 31, 1998 and 1997. During 1998, the Company recorded $768,000 in realized gains and $587,000 in realized losses on the sale of real estate acquired through foreclosure. During 1997, the Company recorded no gain or loss on the sale of real estate acquired through foreclosure. In 1996, the Company recorded a loss of $179,000 and a gain of $1,000,000 on the sale of real estate acquired through foreclosure. The Company maintained an allowance for losses of $3,263,000 and $4,295,000 at December 31, 1998 and 1997, respectively.

UNREALIZED GAINS (LOSSES) ON EQUITY SECURITIES: Gross unrealized gains (losses), pertaining to non-redeemable preferred stocks and common stocks stated at fair value as of December 31 are (in thousands):

                                                       Gains    Losses         Net
1998:
      Non-redeemable preferred stocks                   $165     $(48)       $117
      Common stocks                                        0      (38)        (38)
                                                        ----      ----       ----

                                                        $165     $(86)         79
                                                        ====      ====
      Less deferred federal income taxes                                      (28)
                                                                             ----

                                                                             $ 51
                                                                             ====
1997:
      Non-redeemable preferred stocks                   $111     $(37)       $ 74
      Common stocks                                      120        0         120
                                                        ----     ----        ----

                                                        $231     $(37)        194
                                                        ====     ====
      Less deferred federal income taxes                                      (68)
                                                                             ----

                                                                             $126
                                                                             ====

UNREALIZED GAINS (LOSSES) ON FIXED MATURITIES: Amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair values of fixed maturities as of December 31 are as follows (in thousands):


                                                                            Gross              Gross                 Estimated
                                                      Amortized           unrealized         unrealized                 fair
                                                         cost               gains              losses                  value
                                                         ----               -----              ------                  -----
1998:
    Fixed maturities available-for-sale:
          U.S. Treasury securities and
                obligations of U.S.
                Government corporations
                and agencies                            $  408,742          $ 42,515              $   (124)           $  451,133
          Obligations of states and
                political subdivisions                     334,242            25,784                    (5)              360,021
          Debt securities issued by foreign
                governments                                 88,672             2,410               (15,032)               76,050
    Corporate securities                                   914,465            58,161                (5,938)              966,688
    Mortgage-backed securities                           1,764,725            65,546                (9,940)            1,820,331
                                                        ----------          --------              ---------           ----------
                                                         3,510,846           194,416               (31,039)            3,674,223
    Redeemable preferred stock                              82,090             4,747                  (175)               86,662
                                                        ----------          --------              ---------           ----------
                                                        $3,592,936          $199,163              $(31,214)           $3,760,885
                                                        ==========          ========              =========           ==========
1997:
   Fixed maturities available-for-sale:
         U.S. Treasury securities and
               obligations of U.S.
               Government corporations
               and agencies                             $  393,538          $ 24,174              $   (104)           $  417,608
         Obligations of states and
               political subdivisions                      270,502            13,346                   (58)              283,790
         Debt securities issued by foreign
               governments                                 136,127            15,686                (5,113)              146,700
   Corporate securities                                    842,838            48,429                (1,578)              889,689
   Mortgage-backed securities                            1,655,640            56,282                (5,376)            1,706,546
                                                        ----------          --------              ---------           ----------
                                                         3,298,645           157,917               (12,229)            3,444,333
   Redeemable preferred stock                              109,781             3,589                (2,555)              110,815
                                                        ----------          --------              ---------           ----------
                                                        $3,408,426          $161,506              $(14,784)           $3,555,148
                                                        ==========          ========              =========           ==========

     MATURITIES OF FIXED MATURITIES: The amortized cost and estimated fair value of fixed maturities classified as available-for-sale by contractual maturity at December 31 are shown below (in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                    Estimated
                                                                     Amortized         fair
                                                                        cost          value
                                                                        ----          -----
1998:
   Fixed maturities available-for-sale:
         Due in one year or less                                     $   23,445     $   23,813
         Due after one year through five years                          502,229        516,838
         Due after five years through ten years                         540,794        569,572
         Due after ten years                                            679,653        743,669
                                                                     ----------     ----------
                                                                      1,746,121      1,853,892
   Mortgage-backed securities                                         1,764,725      1,820,331
   Preferred stock with characteristics of debt securities               82,090         86,662
                                                                     ----------     ----------
                                                                     $3,592,936     $3,760,885
                                                                     ==========     ==========


     In determining estimated fair value, management obtains quotations from independent sources who make markets in similar securities, generally broker/dealers. Unless representative trades of securities actually occurred at December 31, 1998, these quotes are generally estimates of market value based on an evaluation of appropriate factors such as trading in similar securities, yields, credit quality, coupon rate, maturity, type of issue, and other market data.

     SALE AND IMPAIRMENT OF DEBT SECURITIES: The gross gains (losses) and proceeds from sales and writedowns of debt securities are as follows (in thousands):

               Gross      Gross                 Write-
               gains      losses     Proceeds   downs
               -----      ------     --------   ------
1998          $11,742    $  (468)   $ 458,247  $(26,356)
1997           12,111     (2,194)     446,202         0
1996           10,891     (7,377)     376,989    (2,500)

NOTE 3:       FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of financial instruments disclosed have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented may not be indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts. The carrying value and estimated fair value of assets and liabilities as of December 31 are as follows (in thousands):

                                                                                              Estimated
                                                                      Carrying                  fair
1998:                                                                  value                    value
                                                                       -----                    -----
      Assets:
            Cash and cash equivalents                                     $   63,784               $   63,784
            Fixed maturities available-for-sale                            3,760,885                3,760,885
            Non-redeemable preferred stock available-for-sale                  1,270                    1,270
            Common stock available-for-sale                                        3                        3
            Mortgage loans                                                    52,879                   67,615
            Surplus note of the Exchanges                                    119,000                  119,000
            Policy loans                                                     185,211                  192,620
            Joint ventures                                                     8,456                    6,668
            S&P call options                                                  14,817                   14,817

      Liabilities:
            Future Policy Benefits-deferred annuities                      1,492,032                1,433,494

1997:
      Assets:
            Cash and cash equivalents                                     $    9,980               $    9,980
            Fixed maturities available-for-sale                            3,555,148                3,555,148
            Non-redeemable preferred stock available-for-sale                  1,227                    1,227
            Common stock available-for-sale                                      120                      120
            Mortgage loans                                                    89,903                  105,235
            Policy loans                                                     165,894                  172,115
            Joint ventures                                                    11,566                   10,037
            S&P call options                                                   3,299                    3,299

      Liabilities:
            Future Policy Benefits-deferred annuities                      1,473,578                1,403,455

The following methods and assumptions were used to estimate the fair value of financial instruments as of December 31, 1998 and 1997:

     CASH AND CASH EQUIVALENTS: The carrying amounts of these items are a reasonable estimate of their fair value.

     FIXED MATURITIES, REDEEMABLE AND NON-REDEEMABLE PREFERRED STOCK, AND COMMON STOCK: The estimated fair values of bonds, redeemable and non-redeemable preferred stock and common stock are based upon quoted market prices, dealer quotes, and prices obtained from independent pricing services.

     MORTGAGE LOANS: The estimated fair value of the mortgage loan portfolio is determined by discounting the estimated future cash flows, using a year-end market rate which is applicable to the yield, credit quality and average maturity of the composite portfolio.

     POLICY LOANS: The estimated fair value of policy loans is determined by discounting future cash flows using the current rates at which similar loans would be made.

     SURPLUS NOTE OF THE EXCHANGES: The carrying amount of this item is a reasonable estimate of its fair market value.

     JOINT VENTURES: The estimated fair value of the joint ventures is based on quoted market prices, current appraisals, and independent pricing services.

     S&P 500 CALL OPTIONS: S&P 500 call options are purchased as hedges against the interest liabilities generated on the equity-indexed annuity products. These call options are carried at an estimated fair value based on stock price, strike price, time to expiration, interest rates, dividends, and volatility per the methodology of the Black-Scholes Option Pricing Formula.

     FUTURE POLICY BENEFITS-DEFERRED ANNUITIES: The estimated fair values are based on the currently available cash surrender value, similar to the demand deposit liabilities of depository institutions.

NOTE 4:       SURPLUS NOTE

In September 1998, the Company purchased a $119,000,000 surplus note of the Exchanges which bears interest at 6.10% annually and is payable in full no later than October 2001. Conditions governing repayment of the amount are outlined in the surplus note. Generally, repayment may be made only when the surplus balance of the issuer reaches a specified level, and then, only after approval is granted by the issuer's governing Board and the appropriate Department of Insurance.

The Company recognized interest income of $2,279,000 on this note during 1998.

NOTE 5:       VALUE OF BUSINESS ACQUIRED

The changes in VOBA were as follows (in thousands):

                                                       1998                   1997                  1996
                                                       ----                   ----                  ----
Balance, beginning of year                            $ 359,146             $ 383,951            $408,362
Amortization  related to operations                     (53,598)              (56,371)            (57,156)
Interest accrued                                         29,701                35,066              36,745
Amortization related to net unrealized losses              (807)               (3,500)             (4,000)
                                                      ---------             ----------           --------
Balance, end of year                                  $ 334,442             $ 359,146            $383,951
                                                      =========             =========            ========

Based on current conditions and assumptions as to future events, the Company expects to amortize the December 31, 1998 balance as follows: approximately 3.5% in 1999, 3.7% in 2000, 3.9% in 2001, 4.2% in 2002 and 4.3% in 2003. The
discount rate used to determine the amortization rate of the VOBA ranged from 12.5% to 7.5%.

NOTE 6:       SECURITY LENDING ARRANGEMENT

The Company has entered into a security lending agreement with a financial institution. The agreement authorizes the institution to lend securities held in the Company's portfolio to a list of authorized borrowers. Concurrent with delivery of the securities, the borrower provides the Company with cash collateral equal to at least 102% of the market value of domestic securities and 105% of the market value of international securities subject to the loan.

The securities are marked-to-market on a daily basis and the collateral is adjusted on the next business day. The collateral is invested in highly liquid, fixed income assets with a maturity of less than one year. Income earned from the security lending arrangement is shared 40% and 60% between the institution and the Company, respectively. Income earned by the Company was $899,000, $816,000 and $383,000 in 1998, 1997, and 1996, respectively. As of December 31,
1998 and 1997, the Company recorded $461,801,000 and $544,580,000, respectively, of collateral in other assets and in accrued expenses and other liabilities.

NOTE 7:       LIABILITY FOR POLICY CLAIMS

Activity in the liability for policy claims is summarized as follows (in thousands):

                                                                1998          1997
                                                                ----          ----
Balance, January 1                                            $  22,156    $   24,487
      Less reinsurance recoverables                                 270           141
                                                              ---------    ----------

Net balance, January 1                                           21,886        24,346
                                                              ---------    ----------
Incurred related to:
      Current year                                              121,015       106,659
      Prior years                                                12,968         5,698
                                                              ---------    ----------

Total incurred                                                  133,983       112,357

Paid related to:
      Current year                                              105,251        85,899
      Prior years                                                24,457        28,919
                                                              ---------    ----------

Total paid                                                      129,708       114,818
                                                              ---------    ----------

Net balance, December 31                                         26,161        21,885
      Plus reinsurance recoverables                                  16           271
                                                              ---------    ----------

Balance, December 31                                          $  26,177    $   22,156
                                                              =========    ==========

The liability for policy claims at December 31, 1998 and 1997, was increased by $12,968,000 and $5,698,000, respectively, due to higher than anticipated severity of previously reported claims. The liability for policy claims is primarily comprised of pending claims known to the Company at the end of the year as well as estimates for incurred claims not yet reported to the Company. Because estimates are utilized in the statement process, incurred expenses exist in the current year that relate to insured events from the prior year. The Company monitors these levels to ensure that current liabilities adequately reflect proper levels for both current and prior periods.

NOTE 8:       INCOME TAXES

The Company uses the asset and liability method of accounting for income taxes under FASB Statement No. 109, "Accounting for Income Taxes". Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the differences are expected to be recovered or settled.

The components of the provision for income taxes are as follows (in thousands):


                                                        1998       1997         1996
                                                        ----       ----         ----
      Current:
            Federal                                    $69,601    $ 79,185    $  82,556
            State                                        1,089       1,704            0
                                                       -------    --------    ---------

                                                        70,690      80,889       82,556
      Deferred:
            Federal                                        496      (7,027)    (11,417)
                                                       -------     --------   ---------

      Total                                            $71,186     $ 73,862   $  71,139
                                                       =======     ========   =========

The table below reconciles the provision for income taxes computed at the U.S. statutory income tax rate of 35% to the Company's provision for income taxes (in thousands):


                                                        1998       1997         1996
                                                        ----       ----         ----
      Expected tax expense                            $ 70,626    $ 73,938   $ 74,697
      Tax-exempt investment income                     (1,705)     (2,233)    (3,356)
      State taxes                                        1,089       1,704          0
      Other, net                                         1,176         453      (202)
                                                      --------    --------   --------

      Reported income tax expense                     $ 71,186    $ 73,862   $ 71,139
                                                      ========    ========   ========

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liabilities as of December 31, 1998 and 1997, are presented in the following table (in thousands):

                                                                  1998             1997
                                                                  ----             ----

      Deferred policy acquisition costs                            $  251,626         $  243,270
      Future policy benefits                                        (135,215)          (145,733)
      Investments                                                    (10,842)            (5,323)
      Valuation of investments in securities                           41,518             43,320
      Depreciable assets                                                5,520              6,425
      Other                                                             8,577             11,047
                                                                   ----------         ----------

      Net deferred tax liabilities                                 $  161,184         $  153,006
                                                                   ==========         ==========

There was no valuation allowance recognized for deferred tax assets in 1998 or 1997.

NOTE 9:       COMMITMENTS AND CONTINGENCIES

The Company is a party to lawsuits arising from its normal business activities. These actions are in various stages of discovery and development, and some seek punitive as well as compensatory damages. In the opinion of management, the Company has not engaged in any conduct which should warrant the award of any material punitive or compensatory damages. Acting on the advice of counsel, the Company intends to defend vigorously its position in each case, and management believes that, while it is not possible to predict the outcome of such matters with absolute certainty, ultimate disposition of these proceedings should not have a material adverse effect on the Company's financial position or results of operations.

NOTE 10:      REGULATORY MATTERS

The Company, domiciled in Washington state, prepares its statutory financial statements in accordance with accounting practices prescribed by the State of Washington Department of Insurance. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations, and general administrative rules.

Statutory stockholders' equity was $888,644,000 and $787,637,000 as of December 31, 1998 and 1997, respectively. Statutory net income for the year ended December 31, 1998, 1997, and 1996, was $98,796,000, $122,863,000, and
$160,957,000, respectively.

Statutory unassigned surplus of $878,845,000 and $777,838,000 included in retained earnings at December 31, 1998 and 1997, respectively, is the amount held for the benefit of the stockholder. The entire amount in 1998 and 1997 is designated as stockholders' surplus for tax purposes and would not subject the Company to taxation if paid as a cash dividend.

The maximum amount of dividends that can be paid to stockholders by state of Washington insurance companies without prior approval of the Insurance Commissioner is subject to restrictions relating to statutory surplus. The maximum dividend payout which could be made without prior approval is $98,796,000 in 1999 and $122,863,000 in 1998.

Dividends are determined by the Board of Directors. In 1996, upon approval of the State of Washington Department of Insurance, the Company paid a $374,916,000 in-kind dividend to its parent company, FGI.

As of December 31, 1998 and 1997, the Company's statutory surplus exceeded the NAIC risk-based capital requirements.

NOTE 11:      REINSURANCE

The Company has ceded business under both yearly renewable term contracts and coinsurance contracts. The policy benefit liabilities and unpaid claim amounts attributable to such business are stated as other receivables on the balance sheets. The carrying value of reinsurance receivables included in other receivables totalled approximately $8,500,000 and $8,600,000 at December 31, 1998 and 1997, respectively. None of the reinsurance receivables were with reinsurers that resulted in any concentration of material credit risk.

Effective September 5, 1997, the Company raised the retention limit for automatic reinsurance ceded. The primary change was to increase the maximum retention on new issues from $800,000 per life to $2,000,000 per life for the Farmers Flexible Universal Life policy and from $800,000 per life to $1,500,000 per life for all Traditional policies except Farmers Yearly Renewable Term. The maximum retention on new issues remains at $800,000 per life for Farmers Yearly Renewable Term. The excess risk is reinsured with an outside reinsurer and is not material. Increases in policy benefit liabilities and claims expense are stated net of increases in future policy benefit liabilities and claims expenses applicable to reinsurance ceded. Death and other benefits expense is reduced by $4,074,000, $2,047,000 and $707,000 in 1998, 1997, and 1996,
respectively, of reinsurance recoveries. The Company is contingently liable with respect to reinsurance ceded in the event that a reinsurer is unable to meet its obligations under existing reinsurance agreements.

The effect of reinsurance on premiums and amounts earned for the years ended December 31 is as follows (in thousands):



                                                              1998        1997         1996
                                                              ----        ----         ----
   Direct premiums                                        $ 168,159    $ 145,073    $ 128,303
   Reinsurance assumed                                        8,798       10,297       11,834
   Reinsurance ceded                                         (3,728)      (4,236)      (3,995)
                                                          ---------    ---------    ---------

   Net premiums earned                                    $ 173,229    $ 151,134    $ 136,142
                                                          =========    =========    =========



Premiums assumed from unaffiliated companies approximated $8,798,000, $10,297,000, and $8,028,000 in 1998, 1997, and 1996, respectively, which represents 5.1%, 6.8%, and 5.8% of the net premiums earned in 1998, 1997, and 1996, respectively. Claims paid to unaffiliated companies on assumed reinsurance were approximately $7,998,000, $8,240,000, and $8,140,000 in 1998,
1997, and 1996, respectively.

NOTE 12:      EMPLOYEES' RETIREMENT PLANS

The Company participates in FGI's two noncontributory defined benefit pension plans (the Regular Plan and the Restoration Plan). The Regular Plan covers substantially all employees of FGI, its subsidiaries and the Exchanges who have reached age 21 and have rendered one year of service. Benefits are based on years of service and the employee's compensation during the last five years of employment. The Restoration Plan provides supplemental retirement benefits for certain key employees of FGI, its subsidiaries, and the Exchanges.

FGI's policy is to fund the amount determined under the aggregate cost method, provided it does not exceed funding limitations. There has been no change in funding policy from prior years.

Assets of the Regular Plan are held by an independent trustee. Assets held are primarily in fixed maturity and equity investments. The principal liability is for annuity benefit payments of current and future retirees. Assets of the Restoration Plan are considered corporate assets of FGI and are held in a grantor trust.

Information regarding the Regular Plan's and the Restoration Plan's funded status is not developed separately for FGI, its subsidiaries including the Company and the Exchanges. The funded status of both plans as of December 1, 1998 and 1997 (the latest date for which information is available) is as follows (in thousands):



                                                                     1998                1997
                                                                     ----                ----
Change in benefit obligation:
      Net benefit obligation at beginning of the year          $    747,069        $    695,346
      Service cost                                                   26,423              26,229
      Interest cost                                                  54,998              51,890
      Plan amendments                                                     0               7,722
      Actuarial (gains)/losses                                       54,218              (5,213)
      Benefits paid                                                 (29,534)            (28,905)
                                                               ------------        ------------
                                                               $    853,174        $    747,069
                                                               ============        ============

Change in plan assets:
      Fair value of plan assets at beginning of the year       $    817,552        $    744,340
      Actual return on plan assets                                  135,313             101,303
      Benefits paid                                                 (28,564)            (28,091)
                                                               ------------        ------------
      Fair value of plan assets at end of the year             $    924,301        $    817,552
                                                               ============        ============

      Funded status at end of the year                         $     71,127        $     70,483
      Unrecognized net actuarial gain                              (140,910)           (136,691)
      Unrecognized prior service cost                                31,255              34,555
      Unrecognized net transition asset                             (26,186)            (30,862)
                                                               ------------        ------------
      Net amount recognized at end of the year                 $    (64,714)       $    (62,515)
                                                               ============        ============



Upon B.A.T's purchase of FGI and its subsidiaries in 1998, FGI allocated part of the purchase price to its portion of the Regular Plan assets in excess of the projected benefit obligation at the date of acquisition. The asset is being amortized for the difference between FGI's net pension cost and amounts contributed to the Plan. The unamortized balance as of December 31, 1998 and 1997 was $20,622,000 and $24,304,000, respectively.

Components of net periodic pension expense for FGI and its subsidiaries are as follows (in thousands):


                                                                 1998             1997          1996
                                                                 ----             ----          ----
   Service costs                                         $      13,240      $    14,238     $   15,275
   Interest costs                                               27,810           28,362         27,409
   Return on plan assets                                       (35,817)         (35,116)       (35,671)
   Amortization of:
         Transition obligation                                   1,365            1,229          1,264
         Prior service cost                                      1,986            2,298          1,359
         Actuarial gain                                         (2,447)          (1,248)          (624)
                                                         -------------      -----------      ---------
   Net periodic pension expense                          $       6,137      $     9,763      $   9,012
                                                         =============      ===========      =========


The Company's share of pension expense was $452,000, $510,000, and $565,000 in 1998, 1997, and 1996, respectively.

FGI uses the projected unit credit cost actuarial method for attribution of expense for financial reporting purposes. The interest cost and the actuarial present value of benefit obligations were computed using a weighted average interest rate of 6.75% in 1998 and 7.25% in 1997 and 1996, while the expected return on plan assets was computed using a weighted average interest rate of 9.25% in 1998 and 9.00% in 1997 and 1996. The weighted average rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 4.50% in 1998 and 5.00% in 1997 and 1996.

FGI and its subsidiaries' postretirement benefits plan is a contributory defined benefit plan for employees who were retired or who were eligible for early retirement on January 1, 1995, and is a contributory defined dollar plan for all other employees retiring after January 1, 1995. Health benefits are provided for all employees who participated in the Company's group medical benefits plan for 15 years prior to retirement at age 55 or later. A life insurance benefit of $5,000 is provided at no cost to retirees who maintained group life insurance coverage for 15 years prior to retirement at age 55 or later.

There are no assets separated and allocated to this plan.

The funded status of the entire plan, which includes FGI, its subsidiaries and the Exchanges, at December 1, 1998 and 1997 (the latest date for which information is available) was as follows (in thousands):

                                                                  1998                  1997
                                                                  ----                  ----
Change in benefit obligation:
      Net benefit obligation at beginning of the year       $     70,758         $      75,142
      Service cost                                                 1,280                 1,395
      Interest cost                                                5,080                 5,402
      Plan participations' contributions                           1,297                 1,216
      Actuarial (gain)/loss                                        6,936                (8,205)
      Benefits paid                                               (4,984)               (4,192)
                                                            ------------         -------------
                                                            $     80,367         $      70,758
                                                            ============         =============

Fair value of plan assets at end of year                    $          0         $           0
                                                            ============         =============

Funded status at end of the year                            $    (80,367)        $     (70,758)
Unrecognized net actuarial (gain)                                 (8,193)              (15,976)
Unrecognized net transition obligation                            18,354                19,665
                                                            ------------         -------------
Accrued postretirement benefit cost                         $    (70,206)        $     (67,069)
                                                            ============         =============


FGI and its subsidiaries' share of the accrued postretirement benefit cost was approximately $53,206,000 in 1998 and $51,930,000 in 1997. The unrecognized net transition obligation of $18,354,000 in 1998 and $19,665,000 in 1997 represents the remaining transition obligation of the Exchanges.

Components of postretirement benefits expense for FGI and its subsidiaries are as follows (in thousands):

                                                                       1998              1997             1996
                                                                       ----              ----             ----
   Service costs                                             $          636    $          753    $       1,016
   Interest costs                                            $        2,527    $        2,918    $       3,018
   Amortization of actuarial (gain)/loss                               (435)              (13)               0
                                                             --------------    --------------    -------------
   Net periodic expense                                      $        2,728    $        3,658    $       4,034
                                                             ==============    ==============    =============

The Company's share of this amount was approximately $205,000, $253,000, and $264,000 in 1998, 1997, and 1996, respectively.

The weighted average interest rate used in the above benefit computations was 6.75% in 1998 and 7.25% in 1997 and 1996. Beginning in 1996, the initial medical inflation rate was 7.5% to be graded over a three-year period to 6.0% and level thereafter, and contribution levels from retirees were the same as applicable medical cost increases where defined benefits exist. The weighted average rate of increase in future compensation levels used in determining the actuarial present value of the accumulated benefit obligation was 4.50% in 1998 and 5.00% in 1997 and 1996.

A 1.0% increase or decrease in the medical inflation rate assumption would have resulted in the following (in thousands):

<CAPTION
                                                                                    1%               1%
                                                                                increase          decrease
                                                                                --------          --------
   Effect on 1998 service and interest components of net periodic cost          $    64        $       (59)
   Effect on accumulated postretirement benefit obligation
         at December 31, 1998                                                       772               (710)



NOTE 13:      EMPLOYEES' PROFIT SHARING PLANS

FGI and its subsidiaries have two profit sharing plans providing for cash payments to all eligible employees. The two plans, Cash Profit Sharing Plan (consisting of Cash and Quest for Gold in 1998 and Cash and Cash Plus in 1997 and 1996) and Deferred Profit Sharing Plan, provide for a maximum aggregate expense of 16.25% of FGI and its subsidiaries' consolidated annual pretax earnings, as adjusted. The Deferred Profit Sharing Plan, limited to 10% of pretax earnings, as adjusted, or 15% of the salary or wage paid or accrued to the eligible employee, provides for an annual contribution by FGI and its subsidiaries to a trust for eventual payment to employees as provided in the Plan. The Cash Profit Sharing Plan and Quest for Gold Program provide for annual cash distributions to eligible employees. The Cash Profit Sharing Plan is limited to 5% of pretax earnings, as adjusted, or 5% of eligible employee salaries or wages paid or accrued. The Quest for Gold Program is limited to 1.25% of pretax earnings, as adjusted, or 6% of eligible employee salaries or wages paid or accrued. The Cash Plus Plan was limited to 1.25% of pretax earnings, as adjusted.

The Company's share of expense under these plans was $4,069,000, $3,850,000 and $3,918,000 in 1998, 1997, and 1996, respectively.

NOTE 14:      EQUITY-INDEXED ANNUITIES

During 1997, the Company began selling an equity-indexed annuity product. At the end of its seven-year term, this product credits interest to the annuity participant at a rate based on a specified portion of the change in the value of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), subject to a guaranteed annual minimum return. In order to hedge the interest liability generated on the annuities as the index rises, the Company purchases call options on the S&P 500 Index. The Company considers such call options to be held as a hedge. As of December 31, 1998 and 1997, the Company had call options with contract values of $40,229,000 and $13,180,000 respectively, and carrying values of $14,817,000 and $3,299,000, respectively.

Hedge accounting is used to account for the call options as the Company believes that the options reduce the risk associated with increases in the account value of the annuities that result from increases in the S&P 500 Index. The call options effectively hedge the annuity contracts since they are both purchased and sold with identical parameters. Periodically, the value of the assets (S&P 500 call options) are matched to the potential liability (annuity contracts) to ensure the hedge has remained effective. The annuities were written based on a seven year investment term, absent early termination by participants. Therefore, the anticipated hedge transaction (i.e., payment of interest to the policyholder at the end of the investment term and maturity of the call option) for each annuity is generally expected to occur in seven years or less. For the years ended December 31, 1998 and 1997, the amount of unrealized hedging gains (losses) deferred was $3,511,000 and $(151,000), respectively.

The call options are carried at estimated fair value. Unrealized gains and losses resulting from changes in the estimated fair value of the call options are recorded as an adjustment to the interest liability credited to policyholders. In addition, realized gains and losses from maturity or termination of the call options are offset against the interest credited to policyholders during the period incurred. Premiums paid on call options are amortized to net investment income over the term of the contracts. There were no early terminations by annuity participants that led to maturities or sales of the S&P 500 call options during 1998 or 1997.

The cash requirement of the call options consists of the initial premium paid to purchase the call options. Should a liability exist to the annuity participant at maturity of the annuity policy, the termination or maturity of the option contracts will generate positive cash flow to the Company. The appropriate amount of cash will then be remitted to the annuity participant based on the respective participation rate. The call options are generally expected to be held for a seven-year term, but can be terminated at any time.

There are certain risks associated with the call options, primarily with respect to significant movements in the United States stock market and counterparty nonperformance. The Company believes that the counterparties to its call option agreements are financially responsible and that the counterparty risk associated with these transactions is minimal.

NOTE 15:      PARTICIPATING POLICIES

Participating business, which consists of group business, comprised approximately 8.6% of total insurance in-force as of December 31, 1998 and 8.8% of its total insurance in-force as of December 31, 1997. In addition, participating business represented 2.1% and 2.2% of premium income for the years ended December 31, 1998 and December 31, 1997 and 2.2% of premium income for the year ended December 31, 1996.

The amount of dividends paid on participating business is determined by the Farmers Life Board of Directors and is paid annually on the policyholder's anniversary date. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales.

NOTE 16:      OPERATING SEGMENTS

The Company concentrates its activities in the individual life insurance and annuity markets. These activities are managed separately as each offers a unique set of product services. As a result, the Company is comprised of the following two reportable operating segments as defined in SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information": the life insurance segment and the annuity segment.

The life insurance segment provides individual life insurance products, including universal life, term life, and whole life. The annuity segment provides flexible and single premium deferred annuities, single premium immediate annuities, and equity-indexed annuity products.

The basis of accounting used by the Company's management in evaluating segment performance and determining how resources should be allocated is referred to as the Company's GAAP historical basis, which excludes the effects of the purchase accounting ("PGAAP") adjustments related to the acquisition of FGI and the Company by B.A.T in December 1988 (See Note 1).

The Company accounts for intersegment transactions as if they were to third parties and, as such, records the transactions at current market prices. There were no intersegment revenues among the Company's two reportable operating segments for the years 1998, 1997, and 1996.

The Company operates in 37 states, primarily in the western, midwestern, and southwestern regions of the United States and does not earn revenues or hold assets in any foreign countries.

Information regarding the Company's reportable operating segments follows (in thousands):


<CAPTION
                                                          Year ended December 31, 1998
                            -------------------------------------------------------------------------------------
                                         GAAP Historical Basis                       PGAAP Adjustments                      Total
                            -------------------------------------------------------------------------------------           PGAAP
                                  Life       Annuities       Total           Life       Annuities        Total              Basis
                                  ----       ---------       -----           ----       ---------        -----              -----
Revenues                    $   544,390  $   116,029    $    660,419  (a)  $      171    $     36    $      207       $    660,626
Investment income               190,197      117,024         307,221              128          79           207            307,428
Investment expenses              (8,457)      (5,201)        (13,658)               0           0             0            (13,658)
Net realized losses             (13,473)           0         (13,473)               0           0             0            (13,473)
Income before
     provision for taxes        173,576       26,033         199,609            1,895         284         2,179            201,788
Provision for income
     taxes                       61,803        9,269          71,072               99          15           114             71,186
Assets                        3,593,311    1,844,266       5,437,577          118,310      60,454       178,764  (b)     5,616,341
Capital expenditures                572            0             572                0           0             0                572
Depreciation  &
amortization                     88,146        8,572          96,718  (c)      (1,129)       (151)       (1,280) (d)        95,438


(a) Revenues for the insurance operating segments include net investment income and net realized gains(losses).

(b) Amount includes PGAAP adjustments related to the DAC ($168.3 million decrease) and VOBA ($334.4 million increase) assets.

(c) Amount includes the historical basis amortization associated with the DAC asset.

(d) Amount includes PGAAP adjustments related to the amortization of the DAC ($26.2 million decrease) and VOBA ($23.9 million increase) assets.

                                                          Year ended December 31, 1997
                            -------------------------------------------------------------------------------------
                                         GAAP Historical Basis                       PGAAP Adjustments                     Total
                            -------------------------------------------------------------------------------------          PGAAP
                                  Life       Annuities       Total           Life       Annuities        Total             Basis
                                  ----       ---------       -----           ----       ---------        -----             -----
Revenues               $     522,983     $     114,899   $   637,882 (a)    $      588   $     128    $      716       $   638,598
Investment income            171,979           115,827       287,806               428         288           716           288,522
Investment expenses           (7,626)           (5,136)      (12,762)                0           0             0           (12,762)
Net realized gains            10,063                 0        10,063                 0           0             0            10,063
Income before
provision for taxes          190,418            24,677       215,095            (3,050)       (396)       (3,446)          211,649
Provision for income
     taxes                    67,022             8,685        75,707            (1,633)       (212)       (1,845)           73,862
Assets                     3,311,007         1,870,445     5,181,452           116,805      60,454       177,259  (b)    5,358,711
Capital expenditures           1,696                 0         1,696                 0           0             0             1,696
Depreciation  &
    amortization              82,849             7,210        90,059 (c)         4,025         538    $    4,563  (d)       94,622

(a) Revenues for the insurance operating segments include net investment income and net realized gains(losses).

(b) Amount includes PGAAP adjustments related to the DAC ($195.2 million decrease) and VOBA ($359.1 million increase) assets.

(c) Amount includes the historical basis amortization associated with the DAC asset.

(d) Amount includes PGAAP adjustments related to the amortization of the DAC ($18.5 million decrease) and VOBA ($21.3 million increase) assets.



                                                          Year ended December 31, 1996
                            -------------------------------------------------------------------------------------
                                         GAAP Historical Basis                       PGAAP Adjustments                     Total
                            -------------------------------------------------------------------------------------          PGAAP
                                  Life       Annuities       Total           Life       Annuities        Total             Basis
                                  ----       ---------       -----           ----       ---------        -----             -----
Revenues                    $  502,941   $    110,344    $    613,285  (a)  $       8    $      2     $        10      $    613,295
Investment income              157,138        110,660         267,798               6           4              10           267,808
Investment expenses             (5,842)        (4,114)         (9,956)              0           0               0            (9,956)
Net realized gains              30,182              0          30,182               0           0               0            30,182
Income before
     provision for taxes       194,416         22,554         216,970          (3,266)       (283)         (3,549)          213,421
Provision for income
     taxes                      78,246          9,077          87,323         (14,893)     (1,291)        (16,184)           71,139
Assets                       3,356,559      1,898,740       5,255,299         118,557      61,348         179,905 (b)     5,435,204
Capital expenditures               132              0             132                                                           132
Depreciation  &
     amortization               75,166          5,624          80,790  (c)      3,490         279     $     3,769 (d)        84,559

(a) Revenues for the insurance operating segments include net investment income and net realized gains(losses).

(b) Amount includes PGAAP adjustments related to the DAC ($217.3 million decrease) and VOBA ($383.9 million increase) assets.

(c) Amount includes the historical basis amortization associated with the DAC asset.

(d) Amount includes PGAAP adjustments related to the amortization of the DAC ($20.6 million decrease) and VOBA ($20.5 million increase) assets.

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Farmers Group, Inc.)

BALANCE SHEETS (in thousands)
(Unaudited)
================================================================================

                                                                                September 30,        December 31,
ASSETS                                                                              1999                1998
------                                                                         --------------      --------------
INVESTMENTS:
   Fixed maturities available for sale:
      Bonds, at fair value (cost:  $3,746,937 and $3,510,846)                  $    3,699,789      $    3,674,223
      Redeemable preferred stocks, at fair value
         (cost:  $67,206 and $82,090)                                                  68,845              86,662
   Equity securities available for sale:
      Nonredeemable preferred stocks, at fair value
         (cost:  $1,153 and $1,153)                                                     1,205               1,270
      Common stocks, at fair value (cost:  $58,987 and $41)                            55,748                   3
   Mortgage loans on real estate, net of allowance for losses                          37,009              52,879
   Investment real estate, net of accumulated depreciation
      and allowance for losses                                                         51,297              59,047
   Surplus note of the Exchanges                                                      119,000             119,000
   Policy loans                                                                       196,802             185,211
   Joint ventures                                                                       7,899               8,456
   S&P 500 call options, at fair value (cost: $17,376 and $11,305)                     23,498              14,817
                                                                               --------------      --------------

          Total investments                                                         4,261,092           4,201,568

CASH AND CASH EQUIVALENTS                                                              51,034              63,784

ACCRUED INVESTMENT INCOME                                                              58,686              53,263

NOTE RECEIVABLE OF AFFILIATE                                                           50,000                   0

OTHER RECEIVABLE                                                                       27,471              17,558

DEFERRED POLICY ACQUISITION COSTS                                                     530,629             467,248

VALUE OF BUSINESS ACQUIRED                                                            329,379             334,442

PROPERTY AND EQUIPMENT, net of accumulated depreciation
   of $7,802 and $7,411                                                                14,314              14,379

OTHER ASSETS:
   Securities lending collateral                                                      262,126             461,801
   Other assets                                                                         1,687               2,298
                                                                               --------------      --------------
                                                                                      263,813             464,099

                                                                               --------------      --------------

TOTAL                                                                          $    5,586,418      $    5,616,341
                                                                               ==============      ==============

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Farmers Group, Inc.)

BALANCE SHEETS (in thousands)
(Unaudited)
================================================================================

                                                                              September 30,        December 31,
LIABILITIES AND STOCKHOLDER'S EQUITY                                              1999                1998
------------------------------------                                          -------------       -------------
POLICY LIABILITIES AND ACCRUALS:
   Future policy benefits                                                      $  3,348,597        $  3,184,248
   Policy claims                                                                     31,013              26,177
                                                                              -------------       -------------

                                                                                  3,379,610           3,210,425

OTHER POLICYHOLDER FUNDS & DIVIDENDS                                                 77,239              57,358

ACCRUED EXPENSES AND OTHER LIABILITIES:
   Securities lending liability                                                     262,126             461,801
   Death benefit liability                                                           44,483              37,024
   Other liabilities                                                                 76,279              63,736
                                                                              -------------       -------------
                                                                                    382,888             562,561

INCOME TAXES:
   Current                                                                            9,890               4,180
   Deferred                                                                         102,699             161,184
                                                                              -------------       -------------
                                                                                    112,589             165,364

          Total liabilities                                                       3,952,326           3,995,708

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY:
   Common stock, $1 par value - Authorized, 25,000,000 shares;
      issued and outstanding, 6,600,000 shares                                        6,600               6,600
   Additional paid-in capital                                                       994,246             994,246
   Accumulated other comprehensive income - net of deferred
      taxes of $(11,979) and $41,518                                                (22,246)             77,105
   Retained earnings                                                                655,492             542,682
                                                                              -------------       -------------

          Total stockholder's equity                                              1,634,092           1,620,633

TOTAL                                                                          $  5,586,418        $  5,616,341
                                                                               ============        ============

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Farmers Group, Inc.)

STATEMENTS OF INCOME (in thousands)
(Unaudited)
================================================================================

                                                                                       Nine month period
                                                                                       ended September 30,
                                                                               -----------------------------------
                                                                                     1999               1998
                                                                               ----------------   ----------------
REVENUES:
   Net premiums earned                                                         $     154,821       $    128,696
   Universal life and annuity policy charges                                         157,731            154,643
   Net investment income                                                             228,617            220,008
   Net realized investment gains                                                      12,160              9,869
   Other income                                                                          621                529
                                                                               -------------       ------------

          Total revenues                                                             553,950            513,745

BENEFITS AND EXPENSES:
   Death and other benefits                                                          102,805             99,212
   Future policy benefits                                                             38,270             16,715
   Interest credited to policyholders                                                117,540            112,371
   Underwriting, acquisition and insurance expenses:
      Amortization of deferred policy acquisition costs                               62,297             48,307
      Amortization of value of business acquired                                      15,903             19,452
      Commissions                                                                     11,818             14,083
      General insurance expenses and taxes                                            32,248             31,813
                                                                               -------------       ------------

          Total benefits and expenses                                                380,881            341,953
                                                                               -------------       ------------

          Income before provision for income taxes                                   173,069            171,792
                                                                               -------------       ------------
PROVISION (BENEFIT) FOR INCOME TAXES:
   Current                                                                            66,081             23,496
   Deferred                                                                           (5,822)            37,679
                                                                               -------------       ------------

          Total provision for income taxes                                            60,259             61,175
                                                                               -------------       ------------

NET INCOME                                                                     $     112,810       $    110,617
                                                                               =============       ============

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Farmers Group, Inc.)

STATEMENTS OF COMPREHENSIVE INCOME (in thousands)
(Unaudited)
================================================================================

                                                                                            Nine month period
                                                                                          ended September 30,
                                                                                ------------------------------------
                                                                                     1999                  1998
                                                                                -----------------     --------------
NET INCOME                                                                       $       112,810       $    110,617
                                                                                -----------------     --------------
OTHER COMPREHENSIVE INCOME, NET OF TAX:
  Unrealized holding gains/losses on securities:
    Unrealized holding gains/(losses) on securities net of tax                          (144,945)            18,357
      of $(78,047) and $9,885
    Less:  reclassification adjustment for gains included in net income,
      net of tax of $2,364 and $ (268)                                                     4,390               (497)
                                                                                -----------------     --------------
        Net unrealized holding gains on securities, net of tax of
          $(75,683) and $9,617                                                          (140,555)            17,860

  Change in effect of unrealized gains (losses) on other insurance
    accounts, net of tax of $22,187 and $(2,612)                                          41,204             (4,850)
                                                                                -----------------     --------------


COMPREHENSIVE INCOME                                                             $        13,459       $    123,627
                                                                                -----------------     --------------

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Farmers Group, Inc.)

STATEMENTS OF STOCKHOLDER'S EQUITY (in thousands)
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1999
(Unaudited)
================================================================================

                                                                             Accumulated
                                                           Additional           other                          Total stock-
                                             Common         paid-in          comprehensive       Retained        holder's
                                              stock         capital             income           earnings         equity
                                              -----         -------             ------           --------         ------
BALANCE, December 31, 1998                  $   6,600    $    994,246      $       77,105      $   542,682    $   1,620,633

  Net income                                                                                       112,810          112,810

Unrealized gains (losses) on
  available for sale investments
  arising during the period, net
  of tax of $(78,047)                                                           (144,945)                          (144,945)

Reclassification adjustment for
  gains included in net income,
  net of tax of $2,364                                                             4,390                              4,390

Change in effect of unrealized
  gains (losses) on other insurance
  accounts, net of tax of $22,187                                                 41,204                             41,204
                                            ---------    ------------      -------------       -----------    -------------

BALANCE, September 30, 1999                 $   6,600    $    994,246      $     (22,246)      $   655,492    $   1,634,092
                                            =========    ============      =============       ===========    =============

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Farmers Group, Inc.)

STATEMENTS OF STOCKHOLDER'S EQUITY (in thousands)
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1998
(Unaudited)
================================================================================

                                                                               Accumulated
                                                                 Additional       other                          Total stock-
                                                   Common         paid-in      comprehensive       Retained        holder's
                                                    stock         capital         income           earnings         equity
                                                    -----         -------         ------           --------         ------
BALANCE, December 31, 1997                     $    6,600      $   994,246   $    66,675         $  412,080     $ 1,479,601

  Net income                                                                                        110,617         110,617

Unrealized gains (losses) on
  available for sale investments
  arising during the period, net
  of tax of $9,885                                                                18,357                             18,357

Reclassification adjustment for
  gains included in net income,
  net of tax of $(268)                                                              (497)                              (497)

Change in effect of unrealized
  gains (losses) on other insurance
  accounts net of tax of $(2,612)                                                 (4,850)                            (4,850)
                                               ----------      -----------   -----------         ----------     -----------

BALANCE, September 30, 1998                    $    6,600      $   994,246   $    79,685         $  522,697     $ 1,603,228
                                               ==========      ===========   ===========         ==========     ===========

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Farmers Group, Inc.)

STATEMENTS OF CASH FLOWS (in thousands)
(Unaudited)

                                                                                                   Nine month period
                                                                                                   ended September 30,
                                                                                           ---------------------------------
                                                                                                1999               1998
                                                                                                ----               ----
OPERATING ACTIVITIES:
  Net income                                                                                 $ 112,810          $ 110,617
  Adjustments to reconcile net income to net cash provided by operating activities:
    Universal life type contracts:
      Deposits received                                                                        226,359            223,394
      Withdrawals                                                                             (189,591)          (180,274)
      Interest credited                                                                         53,167             50,285
    Realized investment losses (gains)                                                         (12,160)            (9,869)
    Amortization of deferred policy acquisition costs and VOBA                                  78,200             67,759
    Deferred income tax expense (benefit)                                                       (5,822)            37,679
    Depreciation                                                                                 1,948              1,921
    Cash provided (used) by changes in operating assets and liabilities:
      Federal income taxes payable                                                               5,710             14,875
      Deferred policy acquisition costs                                                       (136,515)           (64,284)
      Life insurance policy liabilities                                                         43,572             23,779
      Other policyholder funds                                                                  19,882             (2,466)
      Other                                                                                     72,707            (17,420)
                                                                                             ---------          ---------
  Net cash provided by operating activities                                                    270,267            255,996
INVESTING ACTIVITIES:
  Purchase of bonds and stocks available-for-sale                                             (890,540)          (446,970)
  Proceeds from sales or maturities of bonds and stocks available-for-sale                     617,121            348,489
  Purchase of mortgage loans                                                                         0                  0
  Mortgage loan collections                                                                     17,044             24,025
  Purchase of investment real estate                                                              (617)              (878)
  Proceeds from sale of investments in real estate                                               6,368              4,302
  Increase in policy loans                                                                     (11,591)           (14,847)
  Purchase of property and equipment                                                              (409)              (445)
  Purchase of surplus note of the Exchanges                                                          0           (119,000)
  Purchase of note receivable from affiliate                                                   (50,000)                 0
  Other                                                                                         (6,071)            (6,101)
                                                                                             ---------          ---------
  Net cash used by investing activities                                                       (318,695)          (211,425)

FINANCING ACTIVITIES:
  Annuity contracts:
    Deposits received                                                                          121,572            107,341
    Withdrawals                                                                               (149,600)          (164,283)
    Interest credited                                                                           63,706             58,577
                                                                                             ---------          ---------
  Net cash provided by financing activities                                                     35,678              1,635
                                                                                             ---------          ---------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS,
  carried forward                                                                              (12,750)            46,206

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Farmers Group, Inc.)

STATEMENTS OF CASH FLOWS (in thousands) (continued)
(Unaudited)
================================================================================

                                                                 Nine month period
                                                                 ended September 30,
                                                         ------------------------------------
                                                                 1999                1998
                                                                 ----                ----
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS,
  brought forward                                         $    (12,750)         $     46,206

CASH AND CASH EQUIVALENTS:
  Beginning of year                                             63,784                 9,980
                                                          ------------          ------------
  End of year                                             $     51,034          $     56,186
                                                          ============          ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during year for:
    Income taxes                                          $     59,878          $     22,199
    Interest paid                                                 (125)                  945

FARMERS NEW WORLD LIFE INSURANCE COMPANY
(a wholly owned subsidiary of Farmers Group, Inc.)

NOTES TO INTERIM FINANCIAL STATEMENTS
(Unaudited)
-------------------------------------------------------------------------------

1.   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying balance sheet of Farmers New World Life Insurance Company ("the Company") as of September 30, 1999, the related statements of income, comprehensive income, stockholders' equity and cash flows for the nine month periods ended September 30, 1999 and September 30, 1998, have been prepared in accordance with generally accepted accounting principles ("GAAP") for interim periods and are unaudited. However, in management's opinion, the financial statements include all adjustments (consisting of only recurring adjustments) necessary for a fair presentation of results for such interim periods. These statements do not include all of the information and footnotes required by GAAP for complete financial statements and should be read in conjunction with the balance sheets of the Company as of December 31, 1998 and 1997, and the related statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998.

2.   MATERIAL CONTINGENCIES

     The Company is a party to numerous lawsuits arising from its normal business activities. These actions are in various stages of discovery and development, and some seek punitive as well as compensatory damages. In the opinion of management, the Company has not engaged in any conduct which should warrant the award of any material punitive or compensatory damages. The Company intends to vigorously defend its position in each case, and management believes that, while it is not possible to predict the outcome of such matters with absolute certainty, ultimate disposition of these proceedings should not have a material adverse effect on the Company's results of operations or financial position.
                                                                               9

                                     Part II

                          UNDERTAKING TO FILE REPORTS

                  Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                   STATEMENT WITH RESPECT TO INDEMNIFICATION

Under its By-laws, Farmers, to the full extent permitted by the Washington Business Corporation Act, will indemnify any person who was or is a party to any proceeding by reason of the fact that he or she is or was a director of Farmers, as provided below.

By-laws of Farmers New World Life Insurance Company (as amended October 24,
1995)

              INDEMNIFICATION OF DIRECTORS, OFFICERS AND EMPLOYEES

SECTION 47. (a) RIGHT OF INDEMNITY. Each person who acts as a Director, officer or employee of the corporation shall be indemnified by the corporation for all sums which he becomes obligated to pay, (including counsel fees, expenses and court costs actually and necessarily incurred by him) in connection with any action, suit or proceeding in which he is made a party by reason of his being, or having been a Director, officer, or employee of the corporation, except in relation to matters as to which he shall be adjudged in such action, suit or proceeding to be liable for bad faith or misconduct in the performance of his duties as such Director, officer or employee, and except any sum paid to the corporation in settlement of an action, suit or proceeding based upon bad faith or misconduct in the performance of his duties.

            (b) SCOPE OF INDEMNITY. The right of indemnification in this article provided shall inure to each Director, officer and employee of the corporation, whether or not he is such Director, officer or employee at the time he shall become obligated to pay such sums, and whether or not the claim asserted against him is based on matters which antedate the adoption of this article; and in the event of his death shall extend to his legal representatives. Each person who shall act as a Director, officer or employee of the corporation shall be deemed to be doing so in reliance upon such right of indemnification; and such right shall not be deemed exclusive of any other right to which any such person may be entitled, under any by-law, agreement, vote of stockholders, or otherwise.

            (c) DETERMINATION OF CLAIMS FOR INDEMNITY. The Board of Directors of the corporation, acting at a meeting at which a majority of the quorum is unaffected by self-interest (notwithstanding that other members of the quorum present but not voting may be so affected), shall determine the propriety and reasonableness of any indemnity claimed under this article, and such determination shall be final and conclusive. If, however, a majority of a quorum of the Board which is unaffected by self-interest and willing to act is not obtainable, the Board in its discretion may appoint from among the stockholders who are not Directors or officers or employees of the corporation, a committee of two or more persons to consider and determine any such question, and the determination of such committee shall be final and conclusive.

                              RULE 484 UNDERTAKING

                  Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                 REPRESENTATION PURSUANT TO SECTION 26(e)(2)(A)

                  Farmers New World Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

         The facing sheet.
         The prospectus consisting of 104 pages.
         Undertaking to file reports.
         Statement with respect to indemnification.
         Rule 484 undertaking.
         Representation pursuant to Section 26(e)(2)(A).
         The signatures.

         Written consents of the following persons: Joel Kuni, M. Douglas Close, Deloitte & Touche LLP, and Sutherland Asbill & Brennan LLP
         The following exhibits, corresponding to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

         1.

                  A.
                  (1) Resolution of the Board of Directors of Farmers New World Life Insurance Company establishing Farmers Variable Life Separate Account A(1)
                  (2)      Not Applicable
                  (3)      (a)      Form of Distribution Agreement(2)
                           (b)      Form of Investors Brokerage Services, Inc.
                                    Registered Representative Agreement(2)
                  (4)      Not applicable
                  (5)      (a)      Revised Specimen Flexible Premium Variable
                                    Life Insurance Policy(3)
                           (b)      Revised Monthly Disability Benefit Rider(3)
                           (c)      Revised Waiver of Deduction Benefit Rider(3)
                           (d)      Revised Accidental Death Benefit Rider(3)
                           (e)      Revised Additional Insured Term Insurance
                                    Rider(3)
                           (f)      Revised Children's Term Insurance Rider(3)
                           (g)      Automatic Increase Benefit Rider(3)
                           (h)      Accelerated Benefit Rider(3)
                  (6)      (a)      Articles of Incorporation of Farmers New
                                    World Life Insurance Company(1)
                           (b)      By-laws of Farmers New World Life Insurance
                                    Company(1)
                  (7)      Not applicable
                  (8)      (a)      Form of Participation Agreement between
                                    Kemper Variable Series and Farmers New
                                    World Life Insurance Company(2)
                           (b)      Form of Participation Agreement between
                                    Scudder Variable Life Investment Fund and
                                    Farmers New World Life Insurance Company(2)
                           (c)      Form of Participation Agreement between
                                    Janus Aspen Series and Farmers New World
                                    Life Insurance Company(2)

                           (d)      Form of Participation Agreement between
                                    PIMCO Variable Insurance Trust and Farmers
                                    New World Life Insurance Company(2)
                           (e)      Form of Participation Agreement between
                                    Templeton Variable Products Series Fund and
                                    Farmers New World Life Insurance Company(2)
                           (f)      Form of Consulting Services Agreement
                                    between McCamish Systems, L.L.C. and
                                    Farmers New World Life Insurance Company(2)
                           (g)      Form of Master Administration Agreement
                                    between McCamish Systems, L.L.C. and
                                    Farmers New World Life Insurance Company(2)
                  (9)      Not applicable
                  (10)     (a)      Form of Application for Flexible Premium
                                    Life Insurance(3)
                           (b)      Form of Variable Policy Application
                                    Supplement(2)


                  (11) Description of issuance, transfer and redemption procedures(3)

                  B.       Not applicable
                  C.       Not applicable

         2. Opinion and consent of M. Douglas Close, Esq. as to the legality of the securities being registered(3)

         3.       Not applicable

         4.       Not applicable

         5.       Not applicable

         6. Opinion and consent of Joel Kuni, as to actuarial matters pertaining to the securities being registered(3)

         7.       (a)      Consent of Deloitte & Touche LLP(3)
                  (b)      Consent of Sutherland Asbill & Brennan LLP(3)

         8.       Powers of Attorney(1)

-------------------

(1) Incorporated herein by reference to the initial registration statement on Form S-6 for Farmers Variable Life Separate Account A filed with the SEC via EDGARLINK on July 29, 1999 (File No. 333-84023).

(2) Incorporated herein by reference to Pre-Effective Amendment No. 1 to the registration statement on Form N-4 for Farmers Annuity Separate Account A filed with the SEC via EDGARLINK on November 15, 1999 (File No. 333-85183).

(3)      Filed herewith.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, Farmers Variable Life Separate Account A, has duly caused this Pre-Effective Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Mercer Island the State of Washington, on this 30th day of November, 1999.



                                                              Farmers Variable Life Separate Account A
(SEAL)                                                             (Registrant)

                                                              By: Farmers New World Life Insurance Company
                                                                   (Depositor)

Attest:  /s/ John R. Patton                                   By:  /s/ C. Paul Patsis
         -------------------------------                           -------------------------------
         John R. Patton                                            C. Paul Patsis
         Assistant Vice President                                  President
         and Secretary                                             Farmers New World Life
         Farmers New World Life                                         Insurance Company
              Insurance Company


Pursuant to the requirements of the Securities Act of 1933, Farmers New World Life Insurance Company has duly caused this Pre-Effective Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Mercer Island and the State of Washington, on the 30th day of November, 1999.

                                                              Farmers New World Life Insurance Company

(SEAL)


Attest:  /s/ John R. Patton                                   By:  /s/ C. Paul Patsis
         -------------------------------                           -------------------------------
         John R. Patton                                            C. Paul Patsis
         Assistant Vice President and Secretary                    President
         Farmers New World Life                                    Farmers New World Life
              Insurance Company                                         Insurance Company

         Pursuant to the requirements of the Securities Act of 1933, this initial registration statement has been signed below by the following persons in the capacities indicated on the date(s) set forth below.

Signature                                            Title                              Date
---------                                            -----                              ----
/s/ C. Paul Patsis                                   President and Director                      November 30, 1999
----------------------------------                   (Principal Executive Officer)
C. Paul Patsis

/s/ David A. Demmon                                  Assistant Vice President and                November 30, 1999
----------------------------------                   Treasurer (Principal Accounting
David A. Demmon*/                                    Officer and Principal Financial
                                                     Officer)

/s/ Richard E. Bangert                               Director                                    November 30, 1999
----------------------------------
Richard E. Bangert*/

/s/ Donald J. Covey                                  Director                                    November 30, 1999
----------------------------------
Donald J. Covey*/

/s/ Martin D. Feinstein                              Director                                    November 30, 1999
----------------------------------
Martin D. Feinstein*/

/s/ Paul N. Hopkins                                  Director                                    November 30, 1999
----------------------------------
Paul N. Hopkins*/

/s/ Dennis I. Okamoto                                Director                                    November 30, 1999
----------------------------------
Dennis I. Okamoto*/

/s/ Keitha T. Schofield                              Director                                    November 30, 1999
----------------------------------
Keitha T. Schofield*/

/s/ Gary R. Severson                                 Director                                    November 30, 1999
----------------------------------
Gary R. Severson*/

/s/ John F. Sullivan, Jr.                            Director                                    November 30, 1999
----------------------------------
John F. Sullivan, Jr.*/


*/  By C. Paul Patsis, pursuant to powers of attorney filed herewith.

Exhibit Index
1.A.(5)(a)        Revised Specimen Flexible Premium Variable Life Insurance Policy

1.A.(5)(b)        Revised Monthly Disability Benefit Rider

1.A.(5)(c)        Revised Waiver of Deduction Benefit Rider

1.A.(5)(d)        Revised Accidental Death Benefit Rider

1.A.(5)(e)        Revised Additional Insured Term Insurance Rider

1.A.(5)(f)        Revised Children's Term Insurance Rider

1.A.(5)(g)        Automatic Increase Benefit Rider

1.A.(5)(h)        Accelerated Benefit Rider

1.A.(10)(a)       Form of Application for Flexible Premium Life Insurance

1.A.(11)          Description of issuance, transfer and redemption procedures

2.                Opinion and consent of M. Douglas Close, Esq. as to the legality of the securities being registered

6.                Opinion and consent of Joel Kuni, as to actuarial matters pertaining to the securities being registered

7.(a)             Consent of Deloitte & Touche LLP

7.(b)             Consent of Sutherland Asbill & Brennan LLP